Exhibit 99.1

PLAN AND AGREEMENT OF MERGER

by and among

LIBERTY UTILITIES CO.,

a Delaware corporation,

(“Purchaser”);

LIBERTY WWH, INC.

a Delaware corporation,

(“Merger Sub”);

and

WESTERN WATER HOLDINGS, LLC

a Delaware limited liability company,

(“Holdings”)

Dated as of September 19, 2014

TABLE OF CONTENTS

		Page

SECTION 1.	DEFINITIONS	1

SECTION 2.	MERGER	10

2.1	The Merger	10
2.2	Effective Time of the Merger	11
2.3	Effects of the Merger	11
2.4	Effect on the Capital Stock	11
2.5	Conversion of the Units	11

SECTION 3.	CLOSING	12

3.1	Closing Date and Location	12
3.2	Holdings’ Deliveries at Closing	12
3.3	Purchaser’s Deliveries at Closing	13

SECTION 4.	REPRESENTATIONS AND WARRANTIES OF HOLDINGS	14

4.1	Corporate Status	14
4.2	Authority; Enforceability	15
4.3	Capitalization of Companies	16
4.4	Capitalization of Holdings	16
4.5	No Violation or Conflict	17
4.6	Books and Records	17
4.7	Financial Statements	18
4.8	Absence of Certain Changes or Events	18
4.9	Litigation	19
4.10	Title to and Sufficiency of Assets	19
4.11	Material Contracts; No Defaults	19
4.12	Inventory	20
4.13	Compliance with Laws	20
4.14	Permits	21
4.15	Real Property	21
4.16	Environmental Matters	19
4.17	Labor and Employment Matters	23
4.18	Employee Benefit Plans	24
4.19	Tax Matters	25
4.20	Intellectual Property	25
4.21	Loans and Guarantees	26
4.22	Affiliated Transactions	26
4.23	Certain Business Practices	26
4.24	Powers of Attorney	26
4.25	Fees and Expenses of Brokers and Others	26
4.26	No Other Representations and Warranties	27

SECTION 5.	REPRESENTATIONS AND WARRANTIES OF PURCHASER	27

5.1	Organization	27
5.2	Authority; Enforceability	27
5.3	No Violation of Conflict; No Consents	27
5.4	Brokers	28
5.5	Acquisition of Units	28
5.6	Purchaser Financial Ability	28
5.7	Solvency	28
5.8	Non-Reliance on Holdings’ Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans	28
5.9	Investment Intent	29

SECTION 6.	COVENANTS	29

6.1	Covenants	29
6.2	Access	33
6.3	Cooperation	34
6.4	HSR Act Filings	34
6.5	Other Regulatory Filings	35
6.6	Schedule Updates	36
6.7	Director and Officer Liability	37
6.8	Employee Matters	39

SECTION 7.	CONDITIONS TO CLOSING	41

7.1	Conditions to Obligation of Purchaser to Close	41
7.2	Conditions to Obligation of Holdings to Close	41

SECTION 8.	INDEMNIFICATION AND RELATED MATTERS	42

8.1	Survival; Claims Period	42
8.2	Indemnification	42
8.3	Indemnification Limits and Qualifications	43
8.4	Claims Not Involving Third Parties	44
8.5	Third Party Claims	44
8.6	Exclusive Remedy and Other Limitations	46

SECTION 9.	TERMINATION	46

9.1	Termination	46
9.2	Rights on Termination; Waiver	47

SECTION 10.	MISCELLANEOUS PROVISIONS	47

10.1	Expenses	47
10.2	Compliance with Laws	47
10.3	Publicity	47
10.4	Access of Holdings to Books and Records	48
10.5	Choice of Law	48

10.6	Judicial Proceedings	48
10.7	Waiver of Jury Trial	48
10.8	Notices	49
10.9	Table of Contents and Headings	50
10.10	Assignment	50
10.11	Parties in Interest	50
10.12	Severability	50
10.13	Entire Agreement	50
10.14	Further Assurances	51
10.15	Waiver	51
10.16	Counterparts	51
10.17	Amendments	51
10.18	Interpretation of Agreement	51
10.19	Specific Performance	52
10.20	Independence of Agreements, Covenants, Representations and Warranties	52
10.21	Representation of Holdings, the Companies and their Affiliates	52

SCHEDULES

Schedule 1.8	—	CAPEX Plan
Schedule 4.1	—	Organization
Schedule 4.3(a)	—	Capitalization
Schedule 4.3(c)	—	Subsidiaries
Schedule 4.5	—	Required Consents
Schedule 4.7(a)	—	Financial Statements
Schedule 4.8	—	Absence of Certain Changes or Events
Schedule 4.9	—	Litigation
Schedule 4.10	—	Title to and Sufficiency of Assets
Schedule 4.11	—	Material Contracts; No Defaults
Schedule 4.12	—	Inventory Locations
Schedule 4.15(a)	—	Real Property
Schedule 4.15(d)(i)	—	Liens on Real Property
Schedule 4.18(a)	—	Employee Benefit Plans
Schedule 4.18(b)	—	Employee Benefit Plans
Schedule 4.18(c)	—	Transaction Payments
Schedule 4.19	—	Tax Matters
Schedule 4.21(a)	—	Loans and Guarantees
Schedule 4.21(b)	—	Loans and Guarantees
Schedule 4.21(c)	—	Loans and Guarantees
Schedule 4.22	—	Affiliated Transactions
Schedule 4.24	—	Powers of Attorney
Schedule 4.25	—	Fees and Expenses of Brokers and Others
Schedule 5.3	—	Required Purchaser and Merger Sub Consents
Schedule 6.8(d)	—	Terminated Employee Benefit Plans
Schedule 7.1(e)	—	Required Consents

EXHIBITS

Exhibit 1.42	—	Escrow Agreement
Exhibit 2.3(b)	—	Certificate of Formation of the Surviving Entity
Exhibit 2.3(c)	—	LLC Agreement of the Surviving Entity
Exhibit 7.1(c)	—	Class B Joinder Agreement

PLAN AND AGREEMENT OF MERGER

This Plan and Agreement of Merger (this “Agreement”) is entered into as of September 19, 2014, by and among LIBERTY UTILITIES CO., a Delaware corporation, (“Purchaser”), LIBERTY WWH, INC., a Delaware corporation (“Merger Sub”); and WESTERN WATER HOLDINGS, LLC, a Delaware limited liability company (“Holdings”).

WHEREAS, Holdings owns, beneficially and of record, all of the issued and outstanding capital stock in Park Water Company, a California corporation (“Park Water”) and Park Water owns all of the issued and outstanding capital stock of each of Apple Valley Ranchos Water Co., a California corporation and Mountain Water Company, a Montana corporation (collectively with Park Water, the “Operating Companies”);

WHEREAS, the respective Boards of Directors of Purchaser and Merger Sub and the Board of Managers of Holdings have determined that it is advisable and in the best interests of their respective stockholders and members that the businesses and operations of Purchaser and Holdings be combined and have, by resolutions duly adopted, approved and adopted this Agreement and the merger of Merger Sub with and into Holdings (the “Merger”), with Holdings being the surviving entity of such Merger, all upon the terms and subject to the conditions set forth herein;

WHEREAS, CIP has contemporaneously herewith executed and delivered that certain Class A Joinder Agreement, pursuant to which CIP has agreed, severally and not jointly, to provide certain indemnification obligations, as is limited by Section 8 hereof; and

WHEREAS, Purchaser, Merger Sub and Holdings desire to make certain representations, warranties, covenants and agreements in connection with the Merger as described herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties and covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1.     Definitions

1.1 “Affiliate” means, as to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person. For purposes hereof, the term “control” means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through ownership of equity interests, by contract or otherwise.

1.2 “Agreement” has the meaning specified in the preamble.

1.3 “Ancillary Matters Agreement” has the meaning set forth in Section 2.5(c).

1.4 “Assets” means, collectively, all of the tangible and intangible assets, rights and properties held for use or owned by any of the Companies, including all Leased Real Property and Intellectual Property.

1.5 “Basket” has the meaning set forth in Section 8.3(a)(i).

1.6 “Books and Records” means the books, records, files, data and information of the Companies (including customer and supplier lists, financial and accounting records, purchase orders and invoices, sales orders, and credit and collection records).

1.7 “Business Day” means each day other than a Saturday, Sunday or other day on which banks in Los Angeles, California, are not required by Law to be open.

1.8 “CAPEX Plan” means that certain capital expenditure program and its related funds, the terms and description of which are attached on Schedule 1.8 hereto and incorporated herein by reference.

1.9 “Capital Stock” has the meaning set forth in Section 4.3(a).

1.10 “Certificate of Merger” has the meaning specified in Section 2.2.

1.11 “CIP” has the meaning specified in Section 8.5(a).

1.12 “Claims Period” has the meaning specified in Section 8.1(b).

1.13 “Class A Holder” has the meaning set forth in the LLC Agreement.

1.14 “Class A Joinder Agreement” has the meaning specified in Section 3.4(b).

1.15 “Class B Holder” has the meaning set forth in the LLC Agreement.

1.16 “Class B Joinder Agreement” has the meaning specified in Section 7.1(c).

1.17 “Closing” has the meaning specified in Section 3.1.

1.18 “Closing Date” means (a) the date that is three (3) Business Days after satisfaction of the conditions set forth in Section 7.1 and 7.2 (or waiver thereof in writing by the party benefited by the condition being received), excluding those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions, or (b) such other date on which the Closing shall occur as the parties hereto may mutually agree in writing.

1.19 “COBRA” has the meaning set forth in Section 4.18(b).

1.20 “Code” means the Internal Revenue Code of 1986, as amended.

1.21 “Companies” means collectively Holdings and the Operating Companies.

1.22 “Company Employee Plan” means any (i) material “employee benefit plan” as defined in Section 3(3) of ERISA, (ii) material employment, severance, change in control, transaction bonus, retention or other similar agreement or plan or (iii) other material plan, agreement or arrangement providing for compensation or other forms of incentive or deferred compensation, fringe benefits, perquisites, disability or sick leave benefits, supplemental unemployment benefits or post-employment or retirement benefits, in each case that, as of the date hereof, is sponsored, maintained, administered, contributed to or entered into by any Company for the benefit of any Company Employee.

1.23 “Confidential Communications” has the meaning set forth in Section 10.21.

1.24 “Constituent Entities” has the meaning specified in Section 2.1.

1.25 “Continuing Employee” has the meaning set forth in Section 6.8.

1.26 “Contracts” means any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or any other agreement, instrument, obligation, or arrangement, whether written or oral.

1.27 “CPUC” has the meaning set forth in Section 6.5(a).

1.28 “Debt” means, without duplication, all monetary obligations of the Companies:

(a) for borrowed money;

(b) evidenced by bonds, debentures, indentures, notes or similar instruments; or

(c) secured by any Lien (other than Permitted Liens) on Assets and granted by any Company.

1.29 “Defending Party” has the meaning specified in Section 8.5(a).

1.30 “DGCL” has the meaning specified in Section 2.1.

1.31 “Disclosure Schedules” means the Disclosure Schedules delivered by Holdings concurrently with the execution and delivery of this Agreement that qualify certain representations and warranties of Holdings in Section 4 hereof.

1.32 “DLLC Act” has the meaning specified in Section 2.1.

1.33 “DOJ” means the United States Department of Justice.

1.34 “D&O Insurance” has the meaning set forth in Section 6.7(c).

1.35 “Effective Time” has the meaning specified in Section 2.2.

1.36 “Employee Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA and any other plans, programs, policies, agreements or arrangements in each case that provide compensation or other benefits to any employee of any Company, whether or not subject to ERISA, currently maintained or sponsored by any Company or any ERISA Affiliate.

1.37 “End Date” has the meaning set forth in Section 9.1(b).

1.38 “Environmental Law” means any and all federal, state, foreign, local or municipal law (including common law), rules, orders, regulations, statutes, ordinances, codes, decrees or other legally binding requirements of any Governmental Entity which is applicable to the Companies and which relates to pollution or protection of the environment, including any law regulating, relating to or imposing liability or standards of conduct concerning any Hazardous Substances, together with any amendments or reauthorization thereto or thereof, as now, previously or any time hereafter in effect.

1.39 “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

1.40 “ERISA Affiliate” means each entity that is a member of a controlled group or affiliated service group of which any of the Companies is a member or that is treated as a single employer with any of the Companies under Section 414(b), 414(c), 414(m) or 414(o) of the Code or ERISA.

1.41 “Escrow Agent” means a financial institution mutually acceptable to the parties.

1.42 “Escrow Agreement” means that certain escrow agreement by and among Holdings, Purchaser and Escrow Agent, substantially in the form of Exhibit 1.42.

1.43 “Escrow Amount” means Twelve Million Five Hundred Thousand Dollars ($12,500,000).

1.44 “Escrow Fees” means the fees and expenses to be paid to or on behalf of the Escrow Agent pursuant to the Escrow Agreement.

1.45 “Facilities” means buildings, plants, structures or other improvements on any Real Property.

1.46 “FCPA” has the meaning specified in Section 4.23.

1.47 “Financial Statements” has the meaning specified in Section 4.7(a).

1.48 “FTC” means the United Sates Federal Trade Commission.

1.49 “Fundamental Representations” means those representations and warranties set forth in Sections 4.1(a), 4.1(b), 4.2, 4.3, 4.4, 4.8(d), and 4.25.

1.50 “GAAP” means generally accepted accounting principles as in effect in the United States as of the date of the subject financial statement.

1.51 “Government Official” means any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity or any political party or party official or candidate for political office.

1.52 “Governmental Approvals” means any notices, reports or other filings legally required to be made to, or any consents, registrations, licenses, approvals, permits or authorizations legally required to be obtained from, any Governmental Entity.

1.53 “Governmental Entity” means any: (a) national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government, or (b) agency, division, bureau, department, or other political subdivision of any of the foregoing.

1.54 “Hazardous Substance” means petroleum, gasoline, diesel fuel, motor oil, waste or used oil, heating oil, kerosene and any other petroleum by-products, polychlorinated biphenyls, asbestos, nano-particles and any other chemicals, compounds, elements, materials, substances or wastes that are currently defined or regulated as “hazardous substances,” “hazardous materials,” “hazardous wastes,” “extremely hazardous wastes,” “restricted hazardous wastes,” “infectious medical waste,” “toxic substances,” “toxic pollutants,” “toxic air pollutants,” “hazardous air pollutants,” “pollutants,” or “contaminants” in or under any Environmental Law, and any other material, substance or waste for which liability or standards of conduct are imposed under Environmental Law, including materials exhibiting the characteristics of ignitability, corrosivity, reactivity or toxicity, as such terms are defined in connection with hazardous materials or hazardous wastes or hazardous or toxic substances under any applicable Environmental Law.

1.55 “Holder” has the meaning set forth in the LLC Agreement.

1.56 “Holders Indemnified Party” has the meaning set forth in Section 8.2(b).

1.57 “Holdings” has the meaning set forth in the preamble.

1.58 “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and related regulations and published interpretations.

1.59 “Indemnified Party” has the meaning set forth in Section 8.5(a).

1.60 “Indemnified Party Claim” has the meaning set forth in Section 8.5(a).

1.61 “Indemnified Party Claim Notice” has the meaning set forth in Section 8.5(a).

1.62 “Indemnified Person” has the meaning set forth in Section 6.7(a).

1.63 “Indemnitor” means, as the case may be, Purchaser or, on a several, and not a joint, basis the Holders.

1.64 “Indemnitor Defense Notice” has the meaning set forth in Section 8.5(a).

1.65 “Intellectual Property” means all processes, systems, products, services, software, and other intellectual property rights, title and interest in and to all proprietary and related priority rights that are owned, licensed or used by any Company, including, without limitation, the following: (a) patents and patent applications, including design patents or applications, patent or invention disclosures, together with all reissues, continuations, continuation-in-part, revisions, divisionals, extensions, reexaminations of the same and any patent or patent application claiming priority thereto, (b) all registered and unregistered trademarks, service marks, trade dress, logos, trade names and brand names, and any combination of such names, including all goodwill associated therewith and all applications, registrations and renewals in connection therewith, (c) all copyrightable works (including derivative works thereof), all copyrights and all applications, registrations and renewals in connection therewith, (d) all trade secrets and confidential business information, (e) all computer software, including all machine and source code (including hard copy and soft copy as well as all data and related documentation) and (f) all websites and related content (including, without limitation, underlying software, URL’s and domain names).

1.66 “Interim Balance Sheet” has the meaning set forth in Section 4.7(a).

1.67 “Inventory” means all supplies, parts, and finished goods.

1.68 “IRS” means the Internal Revenue Service of the United States.

1.69 “Joinder Agreement” means, in the case of CIP, the Class A Joinder Agreement, and in the case of any Class B Holder, an agreement substantially in the form of the Class B Joinder Agreement.

1.70 “Knowledge of Holdings” means the actual knowledge of Christopher Schilling, Leigh Jordan, Douglas Martinet, Jeanne-Marie Bruno, Chris Alario, Mary Young, John A. Kappes and Gary Lynch.

1.71 “Laws” means any U.S. federal, state, national, local, foreign or other statute, law, treaty, order, judgment, rule, code, regulation, decree, writ, injunction, award, ruling, ordinance or other legally binding requirement of any kind of any Governmental Entity.

1.72 “Leased Real Property” has the meaning set forth in Section 4.15(a).

1.73 “Liens” means any lien, mortgage, security interest, attachment, levy, charge, claim, restriction, imposition, pledge, easement, covenant, encroachment, encumbrance, or conditional sale or title retention arrangement, or any other interest in property or assets (or the income or profits therefrom) designed to secure the repayment of indebtedness, whether consensual or nonconsensual and whether arising by agreement or under any Law or otherwise.

1.74 “LLC Agreement” means that certain Second Amended and Restated Limited Liability Company Agreement of Holdings dated as of February 28, 2012.

1.75 “Losses” has the meaning set forth in Section 8.2(a).

1.76 “Material Adverse Effect” means any material adverse change, event, circumstance or development with respect to, or material adverse effect on, the properties, liabilities, business, results of operations or financial condition of the Companies, taken as a whole; provided, however, that none of the following, or any change, event, occurrence or development resulting or arising from the following, will constitute, or will be considered in determining whether there has occurred, a “Material Adverse Effect”:

(a) changes in conditions in the United States or global economy or capital or financial markets generally, including changes in interest or exchange rates (provided that such changes do not affect any of the Companies in a disproportionate manner as compared to Persons engaged in the same industry or industries as the Companies);

(b) changes in GAAP or applicable Law;

(c) changes in general legal, tax, regulatory, political or business conditions in the jurisdictions in which any Company operates (provided that such changes do not affect any of the Companies in a disproportionate manner as compared to Persons engaged, in the same jurisdictions, in the same industry or industries as the Companies);

(d) the negotiation, execution, announcement or performance of this Agreement, the Transaction Documents or the consummation of the transactions contemplated herein or therein, including the impact thereof on relationships, contractual or otherwise, between a Company, Holdings, or any of their respective Affiliates and customers, Governmental Entities, tenants, suppliers, vendors, lenders, financing sources or investors;

(e) earthquakes, hurricanes, floods or other natural disasters or any changes in weather patterns in any jurisdiction or region in which any Company operates;

(f) any action taken by Holdings or any of the Companies (i) that is required, contemplated or specifically permitted pursuant to this Agreement or any Transaction Document or (ii) with the written consent of Purchaser;

(g) any failure, in and of itself, to meet revenue or earnings projections or predictions, whether such projections or predictions were made by any Company, Holdings, any of Holdings’ or any Company’s advisors or representatives or any independent third parties (it being understood that the underlying cause of any such failure shall not be excluded under this clause (g) from being considered in determining whether a Material Adverse Effect as occurred);

(h) any natural disaster or other acts of God, acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or occurring after the date of this Agreement;

(i) any condemnation action taken by any Governmental Entity or any threat of any such action by any Governmental Entity;

(j) any action taken by the City of Missoula, Montana in connection with or with respect to, or by Holdings or any of Holdings’ Affiliates as required by, that certain Letter Agreement between the City of Missoula, the Clark Fork Coalition, and Carlyle Infrastructure Partners, dated September 22, 2011;

(k) any strikes, lockouts, work stoppages or slowdowns, pickets, boycotts, unfair labor practice changes, labor disputes or grievances involving any Company employee subject to a collective bargaining agreement; or

(l) any matter set forth in the Disclosure Schedules (including the worsening of any circumstance with respect to any such matter).

1.77 “Material Contracts” has the meaning specified in Section 4.11(a).

1.78 “Merger” has the meaning set forth in the Recitals.

1.79 “Merger Sub” has the meaning set forth in the preamble.

1.80 “MPSC” has the meaning set forth in Section 6.5(a).

1.81 “Observer” has the meaning set forth in Section 6.2(b).

1.82 “Operating Companies” has the meaning set forth in the Recitals.

1.83 “Order” means any order, injunction, judgment, decree, ruling, assessment, or arbitration award of any Governmental Entity or arbitrator.

1.84 “Owned Real Property” has the meaning set forth in Section 4.15(a).

1.85 “Park Water” has the meaning set forth in the Recitals.

1.86 “Permits” means any licenses, authorizations, permits, certificates, approvals and clearances of any Governmental Entity necessary for any Company to conduct its business, in all material respects, as conducted on the date hereof.

1.87 “Permitted Liens” mean the following:

(a) Liens for taxes, government assessments or government levies not yet delinquent or for which adequate reserves are included on the Interim Balance Sheet;

(b) Liens imposed by law, such as materialmen’s, mechanics, carriers’, workmen’s and repairmen’s liens and other similar liens arising in the ordinary course of business securing obligations that are not overdue or that are being contested in good faith by appropriate proceedings;

(c) cash deposits or letters of credit to secure obligations under workers’ compensation laws or similar legislation;

(d) all Laws related to zoning, entitlement, conservation and environmental restrictions;

(e) zoning, building and other land use regulations imposed by any Governmental Entity having jurisdiction over any Real Property; or

(f) survey exceptions, imperfections of title, covenants, conditions, restrictions, easements and other matters of record affecting title to any Real Property, other than Liens of record that secure debt for borrowed money.

1.88 “Person” means any individual, corporation, association, general partnership, limited partnership, joint venture, trust, association, firm, organization, company, business, entity, union, society, government (or political subdivision thereof) or governmental agency, authority or instrumentality.

1.89 “Proceeding” means an action, complaint, petition, suit, proceeding, investigation, claim, demand, or arbitration, civil, criminal, regulatory or otherwise, at law or in equity.

1.90 “Purchase Price” means Two Hundred Fifty Million Dollars ($250,000,000).

1.91 “Purchase Price Allocation” has the meaning set forth in Section 2.5(a).

1.92 “Purchaser” has the meaning set forth in the preamble.

1.93 “Purchaser Indemnified Parties” has the meaning set forth in Section 8.2(a).

1.94 “Real Property” means collectively the Owned Real Property and the Leased Real Property.

1.95 “Real Property Leases” has the meaning specified in Section 4.15(f).

1.96 “Registered Intellectual Property” means all United States, international and foreign:

(a) patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof;

(b) registered trademarks and service marks, applications to register trademarks and service marks, intent-to-use applications, or other registrations or applications related to trademarks and service marks;

(c) registered copyrights and applications for copyright registration;

(d) domain name registrations; and

(e) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded with any federal, state, local or foreign Governmental Entity or other public body.

1.97 “Regulatory Agencies” has the meaning set forth in Section 6.5(a).

1.98 “Required Consents” has the meaning specified in Section 7.1(e).

1.99 “Securities Act” means the Securities Act of 1933, as amended.

1.100 “Solvent” means that, when used with respect to any Person, as of any date of determination, (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (A) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent liabilities) as such debts become absolute and matured, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (iii) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature.

1.101 “Surviving Entity” has the meaning specified in Section 2.1.

1.102 “Tax” or “Taxes” means all United States federal, state or local or non-United States taxes, assessments, charges, duties, levies or other similar governmental charges of any nature, including all income, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, stamp duty reserve, license, payroll, withholding, ad valorem, value added, alternative minimum, environmental, customs, social security (or similar), unemployment, sick pay, disability, registration and other taxes, assessments, charges, duties, fees, levies or other similar governmental charges of any kind whatsoever, whether disputed or not, together with all estimated taxes, deficiency assessments, additions to tax, penalties and interest.

1.103 “Tax Return” means any report, return, information return or other information required to be supplied to a Governmental Entity in connection with Taxes, including any return of an affiliated, combined or unitary group.

1.104 “Taxing Authority” means any Governmental Entity with the power to levy or collect Taxes.

1.105 “Transaction Documents” means the Escrow Agreement and each other document, agreement and certificate delivered under and pursuant to this Agreement.

1.106 “Units” has the meaning assigned to it in the LLC Agreement.

Section 2.     Merger

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law, as amended (“DGCL”) and the Delaware Limited Liability Company Act, as amended (the “DLLC Act”), Merger Sub shall be merged with and into Holdings at the Effective Time. At the Effective Time, the separate existence of Merger Sub shall cease, and Holdings shall continue as the surviving entity and a direct wholly-owned subsidiary of Purchaser (Merger Sub and Holdings are sometimes hereinafter referred to as “Constituent Entities” and, as the context requires, Holdings is sometimes hereinafter referred to as the “Surviving Entity”).

2.2 Effective Time of the Merger. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a properly executed certificate of merger (the “Certificate of Merger”) with the Delaware Secretary of State, as provided in the DGCL and DLLC Act, as soon as practicable on or after the Closing Date. The Merger shall become effective at the date and time of the filing of the Certificate of Merger or at such later date or time as set forth in the Certificate of Merger (the “Effective Time”).

2.3 Effects of the Merger.

(a) The Merger shall have the effects as set forth herein and in the applicable provisions of the DGCL and DLLC Act.

(b) The certificate of formation of Holdings immediately prior to the Effective Time shall be amended by virtue of the Merger to read in its entirety as set forth in Exhibit 2.3(b) attached hereto, and as so amended, shall be the certificate of formation of the Surviving Entity, until thereafter duly amended in accordance with the terms thereof and the DLLC Act.

(c) The limited liability company agreement of Holdings immediately prior to the Effective Time shall be amended to read in its entirety as set forth in Exhibit 2.3(c) attached hereto, and as so amended, shall be the limited liability company agreement of the Surviving Entity, until thereafter duly amended in accordance with the terms thereof, the certificate of formation of the Surviving Entity and the DLLC Act.

(d) The directors and the officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the managers and officers of the Surviving Entity until their respective successors have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Entity’s certificate of formation, LLC Agreement and the DLLC Act.

2.4 Effect on the Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Holdings or any Holder or any owner of any capital stock of Merger Sub, the shares of the capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become the validly issued and fully paid equity interests of the Surviving Entity.

2.5 Conversion of the Units.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Holdings, any Holder, any other owner or holder of Units, or the holder of any capital stock of Merger Sub, the Units shall be automatically cancelled and retired and all outstanding Units shall be converted into the right to receive, in the aggregate, the Purchase Price, with the Purchase Price being distributed to each Class A Holder and each Class B Holder such that each Holder of issued and outstanding Units as of the Effective Time (following application of Section 2.5(d) below) will receive, from the Purchase Price, that amount that would be paid to such Holder pursuant to, and in accordance with, the terms and conditions of the LLC Agreement (including Section 6.2 of the LLC Agreement) as if the Purchase Price were paid as a Distribution in accordance with the LLC Agreement, as such allocation is determined by the board of managers of Holdings and certified on behalf of Holdings to Purchaser as of the Closing Date (the “Purchase Price Allocation”). At and after the Effective Time, each Holder immediately prior to the Effective Time shall cease to have any rights as a holder of interests in Holdings, except for the right to receive payment in cash of his, her or its portion of the Purchase Price in accordance with the Purchase Price Allocation. Notwithstanding the foregoing, all Units that are held by any Company or are not issued immediately prior to the Effective Time shall be canceled and retired and cease to exist immediately prior to the Effective Time without any conversion thereof, and no portion of the Purchase Price shall be payable in exchange therefor.

(b) No appraisal rights or similar rights will be available in connection with the Merger or the consummation of the transactions contemplated by this Agreement to any Holder, the same having been waived pursuant to Section 8.8 of the LLC Agreement and Section 18-210 of the DLLC Act.

(c) Immediately prior to the Closing, Holdings shall cause to be taken all action necessary to issue such Class B Units as may be required pursuant to Section 3 of that certain Ancillary Matters Agreement, dated as of February 28, 2012, by and between Holdings and Christopher Schilling (the “Ancillary Matters Agreement”), and to fully and unconditionally vest all issued and outstanding Class B Units.

(d) Notwithstanding any other provision of this Agreement, the rights of the Holders to receive the Purchase Price shall be reduced, in the aggregate, to the extent expressly provided in Section 3.4(d) and Section 10.1, and, with respect to the Escrow Amount, shall be subject to the terms of the Escrow Agreement.

Section 3.     Closing

3.1 Closing Date and Location. The closing of the transactions contemplated by this Agreement (the “Closing”) will be held on the Closing Date at the offices of Hunton & Williams LLP at 200 Park Avenue, New York, New York, 10166, or at such other location as the parties may agree.

3.2 Holdings’ Deliveries at Closing. At the Closing, Holdings shall deliver to Purchaser the following documents, each properly executed and dated as of the Closing Date by Holdings and/or the Companies, as appropriate, and by the applicable counter-party, and in a form and substance reasonably acceptable to Purchaser:

(a) a Secretary’s Certificate providing: (i) the certificate of incorporation and bylaws, or similar organizational documents, of each of the Companies and (ii) a copy of the resolutions of the managers and members of Holdings approving the transactions contemplated by this Agreement;

(b) a certificate from Holdings, dated as of the Closing Date, to the effect that the conditions set forth in Section 7.1 have been satisfied, and certifying the Purchase Price Allocation among each Class A Holder and each Class B Holder, and the calculation thereof, in accordance with Section 2.5(a) hereof;

(c) the minute books of the Companies, including all stock registers, corporate seals and related materials, the delivery of which may be made at Purchaser’s corporate headquarters; and

(d) a duly executed Escrow Agreement.

3.3 Purchaser’s Deliveries at Closing. At the Closing, Purchaser shall have delivered to Holdings the following documents, each properly executed and dated as of the Closing Date by Purchaser and by the applicable counter-party, and in a form and substance reasonably acceptable to Holdings:

(a) a Secretary’s Certificate providing a copy of the resolutions of the board of directors (or similar body) of Purchaser approving the transactions contemplated by this Agreement;

(b) a certificate from Purchaser, dated as of the Closing Date, to the effect that the conditions set forth in Section 7.2 have been satisfied; and

(c) a duly executed Escrow Agreement.

3.4 Payments.

(a) Upon the Effective Time, Purchaser shall deposit an amount equal to the Escrow Amount with the Escrow Agent, to be held and distributed in accordance with the Escrow Agreement.

(b) Upon the Effective Time, Purchaser shall pay to each Holder an amount equal to the product of (i) the Purchase Price (subject to Section 2.5(d)) less the Escrow Amount and (ii) each such Holder’s percentage interest as set forth on the Purchase Price Allocation; provided, however, that Purchaser shall be entitled to retain or pay to the applicable Company, and shall retain or pay to the applicable Company, from the consideration payable to any Holder pursuant to this Section 3.4, an amount necessary to satisfy all principal and interest then owing by such Holder to Holdings under the promissory notes referenced on Schedule 4.21(a), and such obligations shall be deemed to have been satisfied upon the Effective Time with respect to such loan with that portion of the proceeds so retained by Purchaser; provided, further, that in the event that any Holder has not, prior to the Effective Time, executed and delivered to Holdings a Joinder Agreement, all or any portion of the amounts that would otherwise be paid upon the Effective Time to such Holder may, at the option of Purchaser, be deposited into an escrow account as security for the obligations of such Holder under Section 8 hereof, subject to an escrow agreement upon terms and conditions consistent with those of the Escrow Agreement and providing for such funds (less the amount of any valid Claim against such Holder under Section 8 hereof) to be paid to such Holder upon the expiration of the Claims Period hereunder, upon and subject to the terms of such escrow agreement. The Parties acknowledge and agree that CIP has satisfied the foregoing condition as of the date hereof by the execution and delivery of that certain Limited Joinder Agreement (Class A) among the CIP, the guarantor specified therein, and the parties hereto (the “Class A Joinder Agreement”).

(c) Each of Purchaser, Merger Sub, the Surviving Entity and the Escrow Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Holder such amounts as Purchaser, Merger Sub, the Surviving Entity or the Escrow Agent is required to withhold under the Code or applicable Law with respect to such payment. To the extent that any such amounts are so withheld, such withheld amounts shall be treated for all purposes, under this Agreement and otherwise, as having been paid to the Holder in respect of whom such deduction and withholding was made. Any Holder may provide a properly completed and executed IRS Form W-9 or W-8, as the case may be.

(d) Notwithstanding any other provision of this Agreement, in lieu of the issuance or reissuance of Class B Units available for issuance pursuant to the LLC Agreement, Holdings shall be permitted to pay upon the Effective Time cash bonuses to such employees of any Company and in such amounts as determined by the Board of Managers of Holdings in its sole discretion; provided, that (i) the aggregate amount of such bonuses shall not exceed the aggregate amount of the Purchase Price that would be payable to such persons in respect of Class B Units available for issuance or reissuance by Holdings immediately prior to the application of Section 2.5(b) hereof; (ii) such amounts shall be funded by deducting the aggregate amount of such bonuses from the Purchase Price in determining the amounts to which the Holders are entitled under this Agreement; and (iii) no such cash bonuses shall be paid in lieu of Class B Units that are issued and outstanding on the date hereof without the prior written consent of Purchaser.

Section 4.     Representations and Warranties of Holdings

The Disclosure Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Section 4. The disclosures in any section or subsection of the Disclosure Schedules shall qualify other sections or subsections of the Disclosure Schedules to the extent it is readily apparent on its face from a reading of the disclosure that such disclosure is applicable to such other sections or subsections.

Subject to the Disclosure Schedules, Holdings hereby represents and warrants to Purchaser as of the date hereof and as of the Effective Time (subject to Section 6.6(d)), as follows:

4.1 Corporate Status.

(a) Holdings is a limited liability company, duly organized and validly existing under the laws of the State of Delaware.

(b) Each of the Operating Companies is a corporation, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of the jurisdictions of their respective incorporation or organization.

(c) Each of the Companies has full corporate (or other) power and authority to carry on their respective businesses as now being conducted and to own, operate and hold under lease its assets and properties as, and in the places where, such assets and properties are currently owned operated or held.

(d) Each of the Companies is duly qualified or licensed to transact business as a foreign corporation, and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which either the ownership or use of the properties or assets owned or used by it, or the nature of the activities conducted by it, makes such qualification or licensing necessary, except where the failure to be so qualified would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(e) Schedule 4.1 lists, for each of the Companies, each jurisdiction where such company is qualified or licensed to transact business as a foreign corporation.

4.2 Authority; Enforceability.

(a) Holdings has the requisite power and authority to execute, deliver and perform this Agreement, complete the Merger and consummate the other transactions contemplated by this Agreement.

(b) The execution and delivery of this Agreement by Holdings and the consummation by Holdings of the transactions contemplated by this Agreement have been duly authorized by all necessary limited liability company action on the part of Holdings and the Holders.

(c) This Agreement is, and the other Transaction Documents to which Holdings is a party will constitute, when executed and delivered by Holdings (assuming the due authorization, execution, and delivery of such agreements by Purchaser and Merger Sub), a valid and binding obligation of Holdings, enforceable against Holdings in accordance with their respective terms, except as enforcement thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium and similar laws, both state and federal, affecting the enforcement of creditors’ rights or remedies in general as from time to time in effect or (ii) principles of equity, whether considered at law or in equity.

(d) The execution, delivery and performance of this Agreement, and the other Transaction Documents to which Holdings is a party, and the consummation of the transactions contemplated herein and therein do not and will not conflict with, or result in any violation of, or breach or default (with or without notice or lapse of time, or both) under the certificate of formation or limited liability company agreement of Holdings or the certificate of incorporation, articles of incorporation, charter, bylaws or other organizational documents of any of the other Companies, true and correct copies of which have been provided to Purchaser.

(e) The Purchase Price Allocation, when delivered by Holdings to Purchaser at Closing, will accurately set forth the amount of the Purchase Price to which each Holder is entitled pursuant to the LLC Agreement, any other Contract by which any of the Companies are bound, and applicable Law. No appraisal or similar rights are available to any Holder under contract or applicable Law in connection with the Merger or the consummation of the transactions contemplated by this Agreement.

4.3 Capitalization of the Operating Companies.

(a) Schedule 4.3(a) sets forth the authorized capital stock, issued and outstanding capital stock and the beneficial and record holders of all such stock for each Operating Company (the “Capital Stock”). There are no equity securities issued by the Operating Companies other than as set forth on Schedule 4.3(a). All of the Capital Stock is wholly owned, free and clear of any and all Liens, as set forth on Schedule 4.3(a). All of the Capital Stock has been duly and validly issued and is fully paid and nonassessable.

(b) None of the Capital Stock was issued in violation of, or is currently subject to, any preemptive right, right of first refusal or other right. All of the Capital Stock was offered and sold in compliance with all applicable Law (including all applicable United States federal and state securities laws and regulations). There are no options, warrants or other rights to subscribe for or purchase any equity interests of any of the Operating Companies or securities convertible into or exchangeable for, or which otherwise confer on the holder any right to acquire, any equity interests of any of the Operating Companies, nor are any of the Operating Companies committed to issue any such option, warrant or other right. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights with respect to the equity interests of any of the Operating Companies. There are no (i) outstanding obligations of any Operating Company (contingent or otherwise) to repurchase or otherwise acquire or retire any of its Capital Stock or any warrants, options, or other rights to acquire any of its Capital Stock or (ii) voting trusts, proxies or other agreements among an Operating Company’s equity holders with respect to the voting or transfer of such Capital Stock.

(c) Except as set forth in Schedule 4.3(c), none of the Operating Companies have any subsidiaries nor do they own, directly or indirectly, beneficially or of record, any shares of capital stock or other equity security of any other entity or any other similar investment in any other entity.

4.4 Capitalization of Holdings.

(a) The Units consist of 104,000 Class A Units, all of which have been issued and are outstanding, and 18,353 Class B Units, of which 16,158.8 are issued and outstanding, 921.8 remain unissued and 1,272.4 have been cancelled. The Units are held, or will be held, by those Persons and in such amounts as will be set forth on the Purchase Price Allocation. All of the Units of a Holder as reflected in the Purchase Price Allocation are wholly owned by such Holder, free and clear of any and all Liens. All of the Units have been duly and validly issued and are fully paid and nonassessable.

(b) Except as set forth in the LLC Agreement and the Ancillary Matters Agreement, none of the Units are subject to any preemptive right, right of first refusal or other right. All of the Units were offered and sold in compliance with all applicable Law (including all applicable United States federal and state securities laws and regulations).

(c) Except as set forth in the Ancillary Matters Agreement, and except for repurchase rights of Holdings (under the LLC Agreement or otherwise) and vesting rights with respect to Class B Units, there are no (i) options, warrants or other rights to subscribe for or purchase any equity interests of Holdings or securities convertible into or exchangeable for, or which otherwise confer on the holder any right to acquire, any equity interests in Holdings, nor is Holdings committed to issue any such option, warrant or other right; (ii) outstanding equity appreciation, phantom equity, profit participation or similar rights with respect to the equity interests of Holdings, other than the Units; (iii) outstanding obligations of Holdings (contingent or otherwise) to repurchase or otherwise acquire or retire any Units or any warrants, options, or other rights to acquire any Units (except for forfeiture without payment of consideration therefor); and (iv) except as set forth in the LLC Agreement, voting trusts, proxies or other agreements between Holdings and any Holder with respect to the voting or transfer any Units.

4.5 No Violation or Conflict. Except as set forth on Schedule 4.5 and except as would not have, and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, the execution, delivery and performance of this Agreement, and the Transaction Documents to which Holdings is a party, and the consummation of the transactions contemplated herein and therein do not and will not:

(a) conflict with, or result in any violation of, or breach or default (with or without notice or lapse of time, or both) under:

(i) any Law, rule, regulation, judgment, order or decree that is material and binding on any of the Companies, or

(ii) any Material Contract;

(b) give any party to any Material Contract any right of termination, cancellation, acceleration or modification thereunder;

(c) result in the imposition or creation of any material Lien upon or with respect to any of the Assets; or

(d) as otherwise required pursuant to the HSR Act, require consent of, or require notice to, filing or registration with, or consent, license, permit, Order, approval or authorization of, any Governmental Entity.

4.6 Books and Records. The Books and Records of the Companies are materially complete and correct, represent actual, bona fide transactions and meetings of the respective shareholders or members, as applicable, the respective boards of directors or managers and committees of the boards of directors or managers, as applicable (or bodies acting in similar roles).

4.7 Financial Statements.

(a) Holdings has delivered to Purchaser true, complete and correct copies of: (i) the unaudited consolidated balance sheet of the Operating Companies as at June 30, 2014 (the “Interim Balance Sheet”) and consolidated statements of operations and cash flows for the six (6) month period then ended and (ii) the audited consolidated balance sheets of the Operating Companies as at December 31, 2013, and the related audited consolidated statements of income and comprehensive income, changes in stockholders’ equity and cash flows of the Operating Companies for the year ended December 31, 2013 (collectively, with the Interim Balance Sheet, the “Financial Statements”). Except as set forth on Schedule 4.7(a), the Financial Statements present fairly, in all material respects, the financial position and the results of operations of the Companies as at the respective dates of, and for the respective periods referred to in, such Financial Statements, all in accordance with GAAP, subject, however, in the case of the interim statements, to normal year-end adjustments and accruals, and to the absence of notes and other textual disclosure required by GAAP.

(b) No Company has any liability or debt (whether absolute, accrued, contingent or otherwise) except (i) as set forth on the Interim Balance Sheet; (ii) for liabilities or debt incurred since the date of the Interim Balance Sheet in the ordinary course of business; (iii) liabilities not required under GAAP to be disclosed or provided for in a consolidated balance sheet of the Companies; (iv) liabilities incurred in connection with the transactions contemplated hereby; and (v) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.8 Absence of Certain Changes or Events. Except as set forth on Schedule 4.8 and the transactions contemplated pursuant to this Agreement, since December 31, 2013, (a) the Companies have conducted their respective business only in the ordinary and usual course of business consistent with past practice, (b) there has not been any change in or development with respect to the Companies’ business, operations, condition (financial or otherwise), results of operations, assets or liabilities, except for changes and developments that have not had, and would not reasonably be expected to have, a Material Adverse Effect, (c) prior to the date hereof, there has been no condemnation or similar action taken by any Governmental Entity with respect to any assets of any Company nor has any Company received written notice of any such action by any Governmental Entity, (d) prior to the date hereof, no Company has (i) declared, set aside or paid any dividend or otherwise made a distribution with respect to any Units, (ii) purchased, redeemed or otherwise acquired (other than upon forfeiture, without payment of consideration therefor) any Units, (iii) forgiven any indebtedness of any Holder or of any Affiliate thereof, or (iv) transferred any material assets for consideration materially less than the fair value thereof, or made any payments, in either case to any Holders or Affiliates thereof in an aggregate amount in excess of $50,000, other than compensation, benefits, reimbursement of expenses, customary use of Company assets, and similar payments and perquisites made or provided to officers, directors, managers, and employees in the ordinary course of business or pursuant to Employee Benefits Plans set forth in the Disclosure Schedules; and (e) prior to the date hereof, except as disclosed in the Disclosure Schedules, no Company otherwise has taken any action that, if such action had been taken after the date hereof, would violate Section 6.1(b) hereof.

4.9 Litigation. Except as set forth on Schedule 4.9, there is no action, suit or proceeding pending against, or, to the Knowledge of Holdings, threatened in writing against, any Company before (or, in the case of threatened actions, suits or proceedings, would be before) or by any Governmental Entity, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.10 Title to and Sufficiency of Assets. Except as set forth on Schedule 4.10 and except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Companies have good and marketable title to all of the Assets (excluding Intellectual Property which is addressed in Section 4.20 hereof), free and clear of all Liens, except for Permitted Liens.

4.11 Material Contracts; No Defaults.

(a) Schedule 4.11 is a list of all Contracts, as of the date hereof, to which any Company or its assets are bound meeting the following descriptions (“Material Contracts”), including all amendments, modifications, extensions, renewals, and other agreements with respect thereto:

(i) each Contract that involves performance of services, delivery of goods or materials or payments by the Companies of an amount or value in excess of $100,000;

(ii) each Contract that constitutes an agreement to purchase or sell a capital asset for a price in excess of $100,000, other than the purchase contracts entered into pursuant to the Capital Investment Program;

(iii) each Contract with any of the Companies’ officers, directors, employees or Affiliates, not otherwise listed on another Disclosure Schedule hereto, including all non-competition, severance, and indemnification agreements;

(iv) each Contract that prohibits any of the Companies from freely engaging in business anywhere in the world or concerning confidentiality (except Contracts concerning confidentiality entered into in the ordinary course of business);

(v) each collective bargaining agreement with any labor union;

(vi) each Contract under which any Company is lessee of or holds or operates any property that involves annual rental payments of more than $100,000 or group of such Contracts with the same Person which involve consideration in excess of $300,000 in the aggregate;

(vii) each Contract granting any rights necessary to extract and deliver water to the Operating Companies’ customers;

(viii) each Contract with any Governmental Entity;

(ix) each Contract, including any joint venture, partnership, or limited liability company agreement, involving a sharing of profits, losses, costs, taxes, or other liabilities by the Companies with any other Person;

(x) each Contract under which any of the Companies has created, incurred, assumed or guaranteed debt obligations in excess of $50,000 individually or $250,000 in the aggregate; and

(xi) each Contract that was entered into outside the ordinary course of business and is material to any Company.

(b) All of the Material Contracts set forth (or required to be set forth) on Schedule 4.11 are valid, binding and enforceable as to the applicable Company and, to the Knowledge of Holdings, the other parties thereto, in accordance with their respective terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium and similar laws, both state and federal, affecting the enforcement of creditors’ rights or remedies generally as from time to time in effect or (ii) principles of equity, whether considered at law or in equity. Except as would not have, individually or in the aggregate, a Material Adverse Effect, no event has occurred or circumstances exist that could, with the passage of time or compliance with any applicable notice requirements or both, constitute a default of, result in a violation or breach of, or give any right to accelerate, modify, cancel or terminate any Material Contract and no such breach or default has occurred or such rights arisen. No Company has received written notice that any party to any Material Contract intends to cancel or terminate any such Material Contract or to not exercise any option to renew thereunder, and to the Knowledge of Holdings, no party to any Material Contract otherwise intends to exercise any right of cancellation, termination or to not exercise any option to renew thereunder. The Companies have not made any prior assignment of any Material Contract or any of their rights or obligations thereunder.

4.12 Inventory. Except as would not have, individually or in the aggregate, a Material Adverse Effect, (i) none of the Inventory consists of goods that have been rejected or returned from customers, (ii) all Inventory is located at the places of business identified in Schedule 4.12, (iii) no Inventory is in the custody of a Person holding the Inventory for sale on consignment, and (iv) no tangible personal property owned by a Person other than a Company is located at any of the places of business referred to above, or otherwise held by any Company except for property held by any Company under a lease.

4.13 Compliance with Laws. The Companies are in compliance with applicable Law, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. This Section 4.13 does not relate to environmental matters, labor or employment matters, Employee Benefit Plans, Tax matters or Intellectual Property rights matters, which are the subjects of Section 4.16, Section 4.17, Section 4.18, Section 4.19 and Section 4.20, respectively.

4.14 Permits. Each of the Companies possesses all Permits necessary or required for the lawful conduct of its business, except where the failure to have such Permit would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

4.15 Real Property.

(a) Schedule 4.15(a) contains (i) a list of all real property and interests in real property owned by any Company, listed by owner (the “Owned Real Property”), and (ii) a list of all real property and interests in real property leased or subleased by any Company, listed by lessee (the “Leased Real Property”).

(b) No Owned Real Property is held in any form of joint or common tenancy. Except as would not have, individually or in the aggregate, a Material Adverse Effect, there is no default, or any circumstance that with the giving of notice or passage of time (or both) could constitute a default, under any restrictive covenant applicable to any of the Owned Real Property.

(c) No Person, other than a Company, is in possession of any of the Real Property and there is no lease, sublease, license, concession or other Contract or permission, written or oral, granting to any Person, other than the Companies, the right of use or occupancy of any of the Real Property. No Company is a party to any agreement or option to purchase interest in any real property.

(d) With respect to the Owned Real Property, except as would not have, individually or in the aggregate, a Material Adverse Effect:

(i) the Company identified as the owner of such Owned Real Property has good, marketable and indefeasible fee simple title to each parcel of Owned Real Property free of all Liens except Permitted Liens and the Liens described on Schedule 4.15(d)(i);

(ii) the Facilities located on a parcel of Owned Real Property do not encroach any adjacent real property or on any easement, right of way or other encumbrance that burdens any portion of the Owned Real Property;

(iii) no structure or other improvement on any land adjacent to the Owned Real Property encroaches onto any portion of the Owned Real Property; and

(iv) there is no outstanding Contract to purchase, or option or right of first refusal to purchase, any parcel of Owned Real Property or any portion of or interest in it.

(e) The Leased Real Property is leased by one or more of the Companies. Except as set forth on Schedule 4.15(a) and except as would not have, individually or in the aggregate, a Material Adverse Effect, with respect to each parcel of Leased Real Property, none of the Companies has entered into, and the Leased Real Property is not subject to, any leases, subleases, concessions, or other Contracts, granting to any third party the right of use or occupancy of any Leased Real Property or any portion thereof and there are no third parties in possession of any such Leased Real Property.

(f) Schedule 4.15(a) sets forth a true, correct and complete list of all leases and all amendments, modifications, extensions, renewals, guaranties and other agreements with respect thereto relating to each Leased Real Property, including the date and name of the parties to each such document (the “Real Property Leases”). Except as set forth in Schedule 4.15(a) and except as would not have, or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to each of the Real Property Leases:

(i) the Companies’ possession and quiet enjoyment of the Leased Real Property relating to each lease has not been disturbed, and to the Knowledge of Holdings, there are no disputes with respect to such lease;

(ii) no security deposit or portion thereof deposited with respect to such lease has been applied in respect of a breach or default under such lease which has not been redeposited in full;

(iii) none of the Companies owes any brokerage commissions or finder’s fees with respect to such lease;

(iv) none of the Companies has collaterally assigned or granted any other security interest in such lease or any interest therein;

(v) subject to the rights of the lessor of such Leased Real Property, the Companies have valid leasehold estates in each of the Leased Real Properties and have a valid and enforceable leasehold interest in such Leased Real Property, free and clear of all Liens encumbering such lessee’s leasehold interest, except Permitted Liens, but subject to all terms and conditions of the Real Property Leases and subject to any Liens encumbering the applicable lessor’s title to the Leased Real Properties;

(vi) the Companies have paid all sums due and observed and performed the covenants and obligations on the part of the tenant and the conditions contained in the Real Property Leases; and

(vii) each Real Property Lease is in full force and effect and is valid and enforceable by and against the applicable Company and the lessor in accordance with its terms (subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles, whether in equity or at law).

(g) To the Knowledge of Holdings, there are no proceedings, disputes, actions or notices facts or conditions affecting or threatened against any of the Facilities or any Real Property, or portion thereof that would or could reasonably be expected to result in a Material Adverse Effect.

(h) None of the Facilities or any portion thereof is dependent for its access, use or operation on any land, building, improvement or other real property interest that is not included in the Real Property.

(i) Each Company has all material Permits necessary for the current use by it of each applicable Real Property and no default or violation has occurred in the due observance of any such Permit, except where the failure to possess such Permits, or the default or violation of such Permits, does not have and would not be reasonably likely to have, a Material Adverse Effect.

4.16 Environmental Matters. Except as would not have, or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) there are no claims pending or, to the Knowledge of Holdings, threatened in writing against any of the Companies under or relating to Environmental Laws including those that involve or relate to the release, use, disposal or arranging for disposal of any Hazardous Substances on or from any real property constituting or connected with the Owned Real Property or the Leased Real Property; (b) there are no Hazardous Substances that have been released or are being stored or are otherwise present on, under or about any real property constituting the Owned Real Property or the Leased Real Property; and (c) no Hazardous Substances have been released, stored or are otherwise present on, under or about any real property formerly owned, leased or operated by the Companies. Each of the Leased Real Property, during the period it has been leased by the Companies, has been maintained in, and the Companies are and have at all prior times otherwise been in, compliance with all applicable Environmental Laws, except where the failure to comply would not reasonably be expected to cause a Material Adverse Effect. The representations and warranties set forth in this Section 4.16 constitute the only representations and warranties in this Agreement with respect to Environmental matters.

4.17 Labor and Employment Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) there are no unfair labor practice complaints pending or, to the Knowledge of Holdings, threatened against any Company before the U.S. National Labor Relations Board or any other Governmental Entity and (ii) there is no labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Knowledge of Holdings, threatened against any Company.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Companies are in compliance with applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, worker classification, discrimination, sexual harassment, work authorization, immigration, safety and health, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of taxes.

(c) The representations and warranties set forth in this Section 4.17 constitute the only representations and warranties in this Agreement with respect to labor and employment matters.

4.18 Employee Benefit Plans.

(a) Schedule 4.18(a) sets forth a complete and correct list of each Employee Benefit Plan. With respect to any Employee Benefit Plan, (i) except as set forth on Schedule 4.18(a), no material claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of Holdings, threatened, (ii) except as set forth on Schedule 4.18(a), to the Knowledge of Holdings, no facts or circumstances exist that would give rise to any such material claims, (iii) except as set forth on Schedule 4.18(a), there is no material administrative investigation, audit or other administrative proceeding by the Department of Labor, the Pension Benefit Guaranty Corporation, the Internal Revenue Service or other Governmental Entity pending or, to the Knowledge of Holdings, threatened in writing, (iv) each Employee Benefit Plan that is intended to be qualified within the meaning of Code Section 401(a) is so qualified and has received, or is entitled to rely upon, a favorable determination or opinion letter as to its qualification, and to the Knowledge of Holdings, nothing has occurred, whether by action or failure to act, that would reasonably be expected to cause the loss of such qualification. To the Knowledge of Holdings, each Employee Benefit Plan has been operated in all material respects in accordance with its terms and with the requirements of all applicable Laws.

(b) Except as set forth on Schedule 4.18(b), no Company maintains, sponsors or contributes to, nor has any Company maintained, sponsored or been obligated to contribute to, within the last six (6) years, any Employee Benefit Plan that is subject to Title IV of ERISA or Section 412 of the Code. Except as set forth on Schedule 4.18(b), no event has occurred and no condition exists that would subject any Company, either directly or by reason of such Company’s affiliation with any member of its “Controlled Group” (defined as any organization which is a member of a controlled group of organizations within the meaning of Code Sections 414(b), (c), (m) or (o)), to any material Tax, Lien, or other material liability imposed by ERISA, the Code or other applicable Laws. Except as set forth on Schedule 4.18(b), no Company or any member of its Controlled Group maintains retiree life or retiree health insurance plans that provide for continuing benefits or coverage for any participant or any beneficiary of a participant except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or at the sole expense of the participant or any participant’s beneficiary. No Company has an obligation to contribute to, nor had an obligation within the last six (6) years to contribute to, a “multiemployer plan,” within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA. Each Company that maintains a “group health plan” within the meaning of Section 5000(b)(1) of Code has complied in all material respects with the notice and continuation requirements of Section 4980B of the Code, COBRA, Part 6 of Subtitle I of ERISA and the regulations thereunder.

(c) Except as set forth on Schedule 4.18(c), no Employee Benefit Plan exists that, as a result of the transactions contemplated by this Agreement, would result in the payment to any current or former employee or director of the Companies of any money or other property or would result in the acceleration or provision of any other rights or benefits to any current or former employee or director of the Companies, whether or not such payment, right or benefit would constitute a parachute payment within the meaning of Code Section 280G.

(d) The representations and warranties set forth in this Section 4.18 constitute the only representations and warranties in this Agreement with respect to Employee Benefit Plans.

4.19 Tax Matters. Except as disclosed on Schedule 4.19: (a) each Company has filed all material Tax Returns required to have been filed by it, (b) all such Tax Returns are accurate and complete in all material respects, (c) each Company has paid or accrued for all Taxes owed by it which were due and payable (whether or not shown on any Tax Return), (d) no Company is currently the beneficiary of any written extension of time with any Taxing Authority within which to file any Tax Return, (e) no Company has received any written notice from a Taxing Authority that there is a current claim against such Company in a jurisdiction where such Company does not file Tax Returns that it is, or may be, subject to taxation by that jurisdiction, (f) there are no Liens other than Permitted Liens on any Company’s assets that arose in connection with any failure (or alleged failure) to pay any Tax, (g) no Company has received any written notice from a Taxing Authority that any unpaid Tax deficiency has been asserted against or with respect to such Company by such Taxing Authority which Tax remains unpaid, (h) each Company has collected or withheld all Taxes required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Taxing Authorities or set aside in appropriate accounts for future payment when due, (i) the unpaid Taxes of each Company did not, as of the date of the most-recent balance sheet included in the Financial Statements, exceed the reserve for Tax liability set forth on the face of such balance sheet, and will not exceed that reserve as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of such Company in filing its Tax Returns, (j) no Company has granted and or is subject to, any written waiver of the period of limitations for the assessment of Tax for any currently open taxable period with any Taxing Authority, (k) no Company is required to include in income in any Tax period ending after the Closing Date any amount for an adjustment pursuant to Section 481 of the Code or the regulations thereunder, (l) no Company is a party to any Tax allocation or sharing agreement, or has any liability for the Taxes of any Person as a transferee or successor, by contract or otherwise, excluding, however, any agreement or arrangement the primary purpose of which is not the allocation or payment of Tax liability and in which such provisions regarding Taxes are typical of such agreements or arrangements and (m) Holdings is the parent corporation of an affiliated group of corporations filing a consolidated federal income tax return that includes Holdings and the Operating Companies and no other Persons and, during the past ten years, no Company has been a member of any such group other than the foregoing. The representations and warranties set forth in this Section 4.19 constitute the only representations and warranties in this Agreement with respect to Taxes.

4.20 Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) to the Knowledge of Holdings, the conduct of the business of the Companies as currently conducted does not infringe on the Intellectual Property rights of any Person, (b) to the Knowledge of Holdings, no Person is infringing any Intellectual Property right owned by any Company, (c) none of the Intellectual Property owned by the Companies is subject to any outstanding judgment, injunction, order or decree restricting the use thereof by such Company and (d) the Companies have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all material Intellectual Property owned by the Companies, the value of which to the Companies is contingent upon maintaining the confidentiality thereof. The representations and warranties set forth in this Section 4.20 constitute the only representations and warranties in this Agreement with respect to Intellectual Property.

4.21 Loans and Guarantees.

(a) Except as set forth on Schedule 4.21(a), none of the Companies have any outstanding loans or have loaned any money that has not been repaid and there are no debts owing to any of the Companies other than as set forth in the Financial Statements.

(b) Except as set forth on Schedule 4.21(b), none of the Companies have given or entered into any guarantee, mortgage, pledge, lien, assignment or other security agreement or arrangement or is responsible for the indebtedness, or for the default in the performance of any obligation, of any other Person including without limitation Holdings.

(c) Except as listed on Schedule 4.21(c), there are no bonds, guarantees or other forms of credit support or similar arrangements provided by Holdings or any of its respective Affiliates for the benefit of any of the Companies or any subsidiary.

4.22 Affiliated Transactions. Schedule 4.22 sets forth all written or oral contracts, agreements, or understandings by and between any Company, on the one hand, and Holdings or any Affiliate of Holdings, or a Holder or any Affiliate of a Holder, on the other hand.

4.23 Certain Business Practices. Except as would not have, or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no Company, nor, to the Knowledge of Holdings, any director, officer, employee, Affiliate or other Person associated with or acting on behalf of any Company has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity or to influence official action; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment; or (iv) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”); and each Company has conducted its business in compliance with the FCPA and has instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, compliance therewith.

4.24 Powers of Attorney. Except as would not have, or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no outstanding and effective powers of attorney executed on behalf of any Company in favor of any Person, except for written powers of attorney with respect to certain Tax matters on file with the IRS or state revenue agencies that are identified in Schedule 4.24.

4.25 Fees and Expenses of Brokers and Others. None of the Companies is committed to pay or will otherwise have any liability for any brokers’ or finders’ fees or any similar fees in connection with the transactions contemplated hereby, and except as set forth on Schedule 4.25

(the fees and expenses of which will be paid by the Holders), none of the Companies has retained any broker or other intermediary to act on its behalf in connection with the transactions contemplated by or related to this Agreement.

4.26 No Other Representations and Warranties. Except for the representations and warranties contained in this Agreement, neither Holdings, nor any Company or any other Person (a) makes any representation or warranty, express or implied, as to condition, merchantability, suitability or fitness for a particular purpose of any of the Assets held by any Company, or (b) makes any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding any Company or the business conducted by the Companies (including, without limitation, any representation or warranty of any kind or nature whatsoever concerning or as to the accuracy or completeness of any projections, budgets, forecasts or other forward-looking financial information concerning the future revenue, income, profit or other financial results of the Companies), in each case except as expressly set forth in this Agreement, the Transaction Documents and the Disclosure Schedules.

Section 5.     Representations and Warranties of Purchaser

Purchaser represents and warrants to Holdings as follows:

5.1 Organization. Each of Purchaser and Merger Sub is validly existing and in good standing as a corporation incorporated under the laws of the State of Delaware. Purchaser has full corporate power and authority to carry on its business as it is currently being conducted and to own, operate and hold under lease its assets and properties as, and in the places where, such assets and properties are currently owned, operated or held.

5.2 Authority; Enforceability. The execution, delivery and performance of this Agreement by Purchaser and Merger Sub and the consummation by Purchaser and Merger Sub of the Merger and the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Purchaser and Merger Sub. This Agreement is, and the other documents and instruments required hereby to which either Purchaser or Merger Sub are a party will be, when executed and delivered by Purchaser and Merger Sub (assuming the due authorization, execution, and delivery of such agreements by Holdings), will constitute a valid and binding obligation of Purchaser and Merger Sub, enforceable against Purchaser and Merger Sub in accordance with their terms, except as enforcement thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium and similar laws, both state and federal, affecting the enforcement of creditors’ rights or remedies in general as from time to time in effect or (ii) principles of equity, whether considered at law or in equity.

5.3 No Violation of Conflict; No Consents. The execution, delivery and performance of this Agreement, and the other agreements, documents and instruments required hereby to which either Purchaser or Merger Sub is a party, do not and will not (a) conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under (i) the charter, bylaws or other organizational documents of Purchaser or Merger Sub, (ii) any Law, rule, regulation, judgment, order or decree binding on any of Purchaser or Merger Sub or (iii) any Contract or other agreement to which Purchaser or Merger Sub is a party or by which Purchaser or Merger Sub is bound, (b) give any party to any Contract or other contract or agreement to which Purchaser or Merger

Sub is a party or by which Purchaser or Merger Sub is bound any right of termination, cancellation, acceleration or modification thereunder or (c) except as otherwise required pursuant to the HSR Act, the Regulatory Agencies and as set forth on Schedule 5.3, require consent of, or require notice to, filing or registration with, or consent, license, permit, Order, approval or authorization of, any Governmental Entity.

5.4 Brokers. Neither Purchaser nor Merger Sub has retained any broker or finder in connection with any of the transactions contemplated by this Agreement, and neither Purchaser nor Merger Sub has incurred or agreed to pay, or taken any other action that would entitle any Person to receive, any brokerage fee, finder’s fee or other similar fee or commission with respect to any of the transactions contemplated by this Agreement, in either case for which any of the Holders or any of the Companies would have any liability.

5.5 Acquisition of Units. Purchaser is acquiring the Units for its own account and for investment, and not with a view to, or for sale in connection with, any distribution of any of such Units or the equity interests of the Surviving Entity.

5.6 Purchaser Financial Ability.

(a) Purchaser has available to it, and will have available to it as of the Closing Date as required to occur pursuant to Section 2, immediately available funds to enable it to complete the Merger and consummate the other transactions pursuant to the terms of this Agreement, including to pay the Purchase Price, to repay any debt of the Companies required to be paid at Closing, to pay all related fees and expenses of Purchaser or Merger Sub (including fees and expenses of the Financing), and to make all other payments required by this Agreement and the transactions contemplated hereby.

(b) Purchaser has delivered to Holdings a guaranty, duly executed by Algonquin Power & Utilities Corp., guarantying the obligations of Purchaser under this Agreement and the ancillary agreements, including to pay the Purchase Price.

(c) Purchaser acknowledges and agrees that notwithstanding anything to the contrary in this Agreement, the availability to Purchaser of sufficient funds shall not be a condition to the obligation of Purchaser to complete the Merger and consummate the other transactions contemplated hereby.

5.7 Solvency. Assuming (a) the satisfaction of the conditions to Purchaser’s obligations to complete the Merger and consummate the other transactions contemplated by this Agreement and (b) the accuracy of the representations and warranties set forth in Section 4 of this Agreement and, after giving effect to the transactions contemplated by this Agreement, including the Financing, any alternative financing, the payment of the aggregate Purchase Price, any repayment or refinancing of debt contemplated in this Agreement or the Debt Commitment Letters and the payment of all related fees and expenses, Purchaser, on a consolidated basis, will be Solvent immediately after the consummation of the transactions contemplated hereby.

5.8 Non-Reliance on Holdings’ Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Companies by Purchaser, Purchaser has received and may continue to receive from Holdings certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Companies and their businesses and operations. Purchaser and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Purchaser and Merger Sub are familiar, that Purchaser and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that neither Purchaser nor Merger Sub will have any claim against Holdings, any of the Operating Companies or any other Person with respect thereto. Accordingly, Purchaser and Merger Sub hereby acknowledge that none of Holdings, any of the Operating Companies nor any other Person, has made or is making any representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans).

5.9 Investment Intent. Purchaser is acquiring the Units for its own account and not with a view to its distribution within the meaning of Section 2(11) of the Securities Act and the rules and regulations issued pursuant thereto.

Section 6.     Covenants

6.1 Covenants.

(a) From the date hereof through the Closing, except as otherwise expressly permitted by this Agreement or consented to by Purchaser in writing, Holdings shall, and shall cause each of the Companies to:

(i) conduct the business of the Companies in the ordinary course and in accordance with past practices, and diligently and prudently fund capital investment in utility property, plant and equipment;

(ii) keep materially complete and accurate Books and Records;

(iii) maintain its existence and good standing in its jurisdiction of organization and in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification, except where such failure would not have a Material Adverse Effect;

(iv) duly and timely file or cause to be filed Tax Returns and all other material reports and returns required to be filed with any Governmental Entity and promptly pay or cause to be paid when due all Taxes and other material assessments and governmental charges, including interest and penalties levied or assessed, unless diligently contested in good faith by appropriate proceedings;

(v) comply in all material respects with all Laws applicable to any of the Companies in the conduct of the business thereof; and

(vi) take no action that materially adversely affects the ability of any party to (i) obtain the Required Consents, or (ii) perform its covenants and agreements under this Agreement.

(b) From the date hereof through the Closing, except as otherwise expressly permitted by this Agreement or consented to by Purchaser in writing, Holdings shall not, and shall cause each of the Companies not to:

(i) except for a dividend in the amount of $2.5 million to be paid on or before December 31, 2014, declare, set aside or pay any dividend or otherwise make a distribution with respect to any Units, or purchase, redeem or otherwise acquire (other than upon forfeiture, without payment of consideration therefor) any Units;

(ii) authorize for issuance or issue any additional shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock, or issue or grant any right, option or other commitment for the issuance of shares of its capital stock or of such securities, or split, combine or reclassify any shares of its capital stock, or except as described in Section 2.5(d) or the issuance of Class B Units (as defined in the LLC Agreement) pursuant to the LLC Agreement, take any of the foregoing actions with respect to any equity interests of Holdings;

(iii) amend or modify the certificate of formation, certificate of incorporation, charter, bylaws or other governing documents of any Company;

(iv) create any subsidiary or acquire any capital stock or other equity securities of any Person or acquire any equity or ownership interest in any business or entity;

(v) except for borrowings under any existing credit agreement or debt facility, or any renewal or replacement thereof, and except for the creation of, and advances under and pursuant to, an additional secured loan facility (which borrowings under such new loan facility shall not be more than $15 million in the aggregate and which loan facility may, at the option of Purchaser, be provided by Purchaser or an Affiliate thereof provided such loan is on market terms and at market interest rates) for the completion of the CAPEX Plan, (A) create, incur or assume any indebtedness secured by any asset of any Company, except for purchase money security interests incurred in the ordinary course of business, or (B) grant or create any Lien on any asset of any Company that did not exist on the date hereof;

(vi) except as required by any applicable collective bargaining agreement and except for cost of living increases and/or merit increases consistent with the past practices of the Companies, increase in any manner the base compensation or target bonus of, or enter into any other compensation agreement or arrangement with, any of the Companies’ employees, officers, directors, third party contractors or consultants.

(vii) except as may be permitted pursuant to Section 6.1(b)(vi), required by the terms of any applicable plan or agreement in effect prior to the Effective Date or required by applicable Law other than vesting eligibility requirements that change or come into effect with the passage of time pursuant to the terms of existing Benefit Plans, pay, or agree to pay, any additional pension, retirement allowance or other employee benefit under any Employee Benefit Plan to any of its employees or consultants, whether past or present;

(viii) except as may be permitted pursuant to Section 6.1(b)(vi), adopt, amend or terminate any Employee Benefit Plan applicable to and relating to any Company resulting in additional payments or benefits provided by any Company or materially increase the benefits provided under any Employee Benefit Plan (including target bonuses) applicable to and having a material effect on any Company, or promise or commit to undertake any of the foregoing in the future;

(ix) amend or terminate any existing employment agreement or enter into any new employment agreement, except as required by the terms of any such agreement in effect prior to the date hereof, as required in order to comply with applicable Law, or as otherwise contemplated herein;

(x) with respect to Taxes (except as required by applicable Law):

(1) make an election or change any election that in either case would increase the Taxes of any Company for any Post-Closing Tax Period,

(2) change an annual accounting period,

(3) adopt or change any material accounting method that would increase the Taxes of any Company for any Post-Closing Tax Period,

(4) file any amended Tax Return that would increase the Taxes of any Company for any Post-Closing Tax Period, or

(5) enter into any closing agreement, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment;

(xi) fail to perform in all material respects all of its obligations under, or default or suffer to exist any material event or condition that with notice or lapse of time or both could constitute a material default under, any Material Contract;

(xii) pay, discharge or satisfy any claim, liability or obligation (absolute, contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice of claims, liabilities and obligations reflected or reserved against in the Financial Statements or incurred in the ordinary course of business consistent with past practice;

(xiii) enter into any transaction or Contract with, forgive any indebtedness of, or transfer any assets or make any payment to, any Holder or Affiliate thereof (other than another Company), except for payments to employees of compensation, benefits and reimbursement of expenses in the ordinary course of business or pursuant to Employee Benefit Plans set forth on Schedule 4.18(a);

(xiv) except in the ordinary course of business, or as required by Law pursuant to a final non-appealable Order following the prosecution of all appeals available to the applicable Company, dispose of any assets with a book value of more than $50,000 in the aggregate;

(xv) except in the ordinary course of business, waive, release, assign, settle or compromise any material rights or claims with a book value of more than $50,000 in the aggregate; or

(xvi) agree or commit to do any of the foregoing.

(c) From the date hereof through the Closing, Holdings shall not, and shall cause each of the Companies not to, (i) except in the ordinary course of business, modify, amend, or terminate, or waive, release, compromise or assign any material rights or material claims under, any Material Contract, or (ii) enter into any Contract that prohibits any of the Companies from freely engaging in business anywhere in the world, or that involves a sharing of profits, losses, costs, taxes, or other liabilities by any Company with any other Person, including any joint venture, partnership, or limited liability company agreement.

(d) Purchaser shall provide, itself or through an Affiliate, one or more loan facilities to the Companies in an aggregate principal amount up to $15 million, and otherwise on market-based terms, the proceeds of which shall be used by the Companies to fund capital investment substantially in accordance with the CAPEX Plan.

(e) From the date hereof through the Closing, Holdings shall reasonably consult with Purchaser and consider in good faith the views of Purchaser prior to taking action with respect to matters known to Holdings that would reasonably be expected to result in a significant increase in operating expenses of the Companies, a significant decrease in revenue of the Companies, or a material effect on the assets, properties, operations, liabilities, or financial condition of the Companies.

6.2 Access.

(a) From the date hereof through the earlier to occur of the Closing or the termination of this Agreement, at Purchaser’s sole expense, Holdings shall, and shall cause each of the Companies to, provide Purchaser and Purchaser’s authorized agents, Affiliates, officers and representatives (including financing sources and their respective representatives) (i) reasonable access to the Books and Records, properties, managers and officers of each of the Companies, all customer and subscriber lists (past and present) and the operations of businesses of the Companies; provided, however, that such examinations and investigations shall be conducted during the applicable Company’s normal business hours and shall not unreasonably interfere with the operations and activities of the Companies; (ii) to the extent permitted by applicable Law, copies of all Contracts, Books and Records, documents relating to the terms of employment or any other matter relating to any officer, director, manager or employee of any of the Companies and other existing documents and data as Purchaser may reasonably request; and (iii) such additional financial, operating and other data and information as Purchaser may reasonably request.

(b) Without limiting the provisions of Section 6.2(a), following the date hereof until the Effective Time or termination or expiration of this Agreement in accordance with its terms, Holdings shall contemporaneously with providing notice of any meeting of the Board of Managers of Holdings, the Board of Directors of any Operating Company, or any committee of any of the foregoing, provide such notice and the same materials in respect of any such meetings (both regular and special) (or written consents) to a designated representative of Purchaser (the “Observer”), and shall permit such Observer to attend and participate in discussions (but not vote) at all such meetings. Notwithstanding anything else in this Section 6.2(b) to the contrary, Holdings reserves the right to withhold any information or materials, or any portion thereof, and exclude Observer from any such meeting, or any portion thereof, as is reasonably determined in good faith by the chairman or a majority of the members of such body, to the extent:

(i) that such withholding and/or exclusion is necessary to preserve the attorney-client privilege between Holdings (or any Operating Company) and its counsel;

(ii) the majority of the members of such body, following consultation with counsel, reasonably determines that the information or materials or the matter before such body concern a matter on which there is an actual or potential conflict of interest between Observer, Purchaser or any of their respective Affiliates, on the one hand, and Holdings, any Operating Company and/or any of their respective Affiliates, on the other hand; provided that the fact that such information or matter may give rise to rights or obligations under or in connection with this Agreement, the Merger or the other transactions contemplated herein shall not be deemed to constitute a conflict of interest (provided that clause (iii) below shall apply with respect to consideration by such body of such effect);

(iii) the information or materials or the matter before such body concern the terms and conditions of, or other matters with respect to, this Agreement, the Merger or the other transactions contemplated herein, and not the operations or business of the Companies; or

(iv) the information or materials to be provided or the matter before such body contain or are related to sensitive or proprietary third-party information;

provided, that such body shall provide Observer or Purchaser upon or prior to such withholding or exclusion (and, to the extent reasonably possible, in advance of such meeting), an explanation of the basis for the withholding or exclusion, including the basis of an actual or potential conflict of interest. Information made available to Purchaser or Observer shall not be deemed to amend or limit any of the representations or warranties of Holdings hereunder or right and remedies in respect thereof, except as provided in Section 6.6 following an update to the Disclosure Schedules in accordance therewith. Notwithstanding anything herein to the contrary, Observer shall have no right to vote on any matter that may come before such body. Further, Observer’s attendance shall not be used to determine the presence of quorum.

6.3 Cooperation. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper and advisable under applicable Law, to complete the Merger and consummate the other transactions contemplated by this Agreement as promptly as practicable.

6.4 HSR Act Filings.

(a) Purchaser, Merger Sub and Holdings shall as soon as reasonably practicable make such filings with the FTC and the DOJ as may be required under the HSR Act, concerning the transactions contemplated by this Agreement. Purchaser, Merger Sub and Holdings shall file all reports or other documents required or requested by the FTC or the DOJ under the HSR Act or otherwise and will comply promptly with any requests by the FTC or the DOJ for additional information concerning the transactions described herein. Purchaser, Merger Sub and Holdings agree to request early termination of the HSR waiting period.

(b) Purchaser, Merger Sub and Holdings shall each cause their respective counsel to furnish to the other such necessary information and reasonable assistance as either may reasonably request in connection with the preparation of necessary filings or submissions under the provisions of the HSR Act. Each of Purchaser, Merger Sub and Holdings shall promptly notify the other of any communication that it or any of its Affiliates receives from any Governmental Entity relating to the matters that are the subject of this Agreement and permit the other to review in advance any proposed communication by such party to any Governmental Entity. Neither Purchaser, Merger Sub nor Holdings shall agree to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry in connection with this Agreement or the transactions contemplated herein unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate at such meeting.

(c) In furtherance rather than limitation of the foregoing, Purchaser shall use its reasonable best efforts and take any and all steps necessary to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation Law that may be asserted by any Governmental Entity or any other Person with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Closing Date), including proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of any assets, properties or businesses of Purchaser or any of its subsidiaries or otherwise offering or agreeing to any divestiture or other remedy that may be required in order to avoid entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, that would otherwise have the effect of preventing or delaying the Closing. In addition, Purchaser shall use its best efforts to defend through litigation on the merits any claim asserted in court by any Person in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing’s occurring on or before the Closing Date.

(d) Purchaser shall pay all application fees required in connection with any filings required under the HSR Act.

6.5 Other Regulatory Filings. Except with respect to the filings, notices, consents and approvals described in Section 6.4:

(a) Purchaser, Merger Sub and Holdings will prepare and file, promptly following the date of this Agreement, (i) any and all notices, consents, applications, and approvals with the California Public Utilities Commission (the “CPUC”) under and pursuant to the California Public Utilities Code (including filing an Application for Approval together with all necessary schedules and supporting documentation) and with the Montana Public Service Commission (the “MPSC” and together with the CPUC, the “Regulatory Agencies”) and (ii) any requests with any other Governmental Entity for such other consents as may be necessary for the consummation of the Merger and other transactions contemplated by this Agreement or the documents referred to herein.

(b) Purchaser, Merger Sub and Holdings will diligently pursue such consents and will cooperate with each other in seeking such consents.

(c) Each party will promptly inform the other party of any communication received by such party from, or given by such party to, any Regulatory Agency or any other Governmental Entity from which any such consent is required and of any material communication received or given in connection with any Proceeding by a third party, in each case regarding any of the transactions contemplated by this Agreement or the documents referred to herein, and will permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Regulatory Agency or any other Governmental Entity in connection with any Proceeding by a third party, with such other Person, and to the extent permitted by such any Regulatory Agency, other Governmental Entity or other Person, give the other party the opportunity to attend and to participate in such meetings and conferences.

(d) Purchaser and Merger Sub shall use their reasonable best efforts to (i) take promptly any and all steps necessary to resolve the issues raised by any Regulatory Agency or any other Governmental Entity, its staff or parties to the proceedings in connection with the Merger and other transactions contemplated by this Agreement or the documents referred to herein and (ii) obtain approval from such entity as promptly as practicable in order to allow the consummation of the transactions contemplated by this Agreement and the documents referred to herein no later than the End Date, including committing to and effecting, by stipulation, settlement or otherwise, conditions on Purchaser or the Assets imposed by such entity.

6.6 Disclosure Schedule Updates.

(a) From time to time up to the Closing, Holdings shall promptly supplement or amend any Disclosure Schedule that it has delivered in response to Section 4 with respect to:

(i) any matter first existing or occurring following the date hereof that (1) if existing or occurring at or prior to the date hereof would have been required to be set forth or described in the schedule or (2) is necessary to correct any information in such Disclosure Schedules that has been rendered inaccurate thereby; or

(ii) any matter that first is existing or occurring prior to the date of this Agreement that was not previously set forth in such Disclosure Schedules.

(b) No supplement or amendment to any such Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Section 7.1(a).

(c) Subject to Section 6.6(d), no supplement or amendment to any schedule delivered pursuant to Section 6.6(a)(ii) shall:

(i) limit the Holders’ indemnification obligations; or

(ii) in any way limit the ability of Purchaser from making a claim for breach of this Agreement.

(d) If the matters disclosed in any supplement or amendment delivered pursuant to Section 6.6(a):

(i) do not constitute, result from or disclose a breach of any covenant set forth in Section 6.1,

(ii) would permit Purchaser to terminate this Agreement pursuant to Section 9.1(c), and Holdings confirms the foregoing to Purchaser by written notice prior to Closing, and

(iii) Purchaser does not terminate this Agreement pursuant to Section 9.1(c) and the Closing occurs, then Purchaser shall not be permitted to make a claim for indemnification pursuant to Section 8 hereof, with respect to such matters disclosed pursuant to such supplement or amendment.

6.7 Director and Officer Liability. Purchaser shall do the following:

(a) For six years after the Closing Date, Purchaser shall indemnify and hold harmless the present and former managers, officers, directors, employees, fiduciaries and agents of Holdings and the Operating Companies (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Closing Date to the fullest extent permitted by applicable Law or any other applicable Law or provided under the LLC Agreement, the certificate of incorporation, articles of incorporation, bylaws, any indemnification agreements and any other governing documents of Holdings and the Operating Companies in effect on the date hereof. In the event of any Proceeding to which an Indemnified Person is a party or with respect to which an Indemnified Person is otherwise involved (including as a witness), arising in whole or in part out of, or pertaining in whole or in part to, the fact that the Indemnified Person is or was an officer, director, employee, fiduciary or agent of any of the Companies or is or was serving at the request of any of the Companies as a manager, officer, director, employee, fiduciary or agent of another enterprise (including any Proceeding arising out of or pertaining to matters occurring or existing or alleged to have occurred or existed, or acts or omissions occurring or alleged to have occurred, at or prior to the Closing Date, or arising out of or pertaining to this Agreement and the transactions and actions contemplated hereby), (i) Purchaser shall advance fees, costs and expenses (including attorney’s fees and disbursements) incurred by each Indemnified Person in connection with and prior to the final disposition of such Proceedings, such fees, costs and expenses (including attorney’s fees and disbursements) to be advanced within ten (10) Business Days of receipt by Purchaser from the Indemnified Person of a request therefor; provided that any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification, (ii) Purchaser shall not settle, compromise or consent to the entry of any judgment in any Proceeding in which indemnification could be sought by such Indemnified Person hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Person from all liability arising out of such action, suit, proceeding, investigation or claim or such Indemnified Person otherwise consents in writing, and (iii) Purchaser shall cooperate in the defense of any such matter. In the event any claim for indemnification is asserted or made by any Indemnified Person pursuant to this Section 6.7, any determination required to be made with respect to whether such Indemnified Person’s conduct complies with the standards under applicable Law or the applicable Company’s organizational documents, or any applicable indemnification agreement shall be made by independent legal counsel selected by such Indemnified Person that is reasonably acceptable to Purchaser (it being understood and agreed that the burden of proof shall be on Purchaser to establish that such Indemnified Person did not so comply). In the event any Proceeding is brought against any Indemnified Person in which indemnification could be sought by such Indemnified Person under this Section 6.7, (A) Purchaser shall have the right to control the defense thereof after the Closing Date, (B) each Indemnified Person shall be entitled to retain his or her own counsel, whether or not Purchaser shall elect to control the defense of any such Proceeding, (C) Purchaser shall pay all fees and expenses of any counsel retained by an Indemnified Person promptly after statements therefor are received, unless Purchaser has elected to control the defense of any such Proceeding and has waived any right to object to the Indemnified Person’s entitlement to indemnification hereunder with respect thereto, and (D) no Indemnified Person shall be liable for any settlement effected without his or her prior express written consent.

(b) For six years after the Closing Date, Purchaser shall cause to be maintained in effect all provisions in the limited liability company agreement, certificate of incorporation, bylaws and other governing documents of the Companies regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(c) Prior to the Closing Date, Purchaser shall obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of each Company’s existing directors’ and officers’ insurance policies and each Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Closing Date with respect to any claim related to any period of time at or prior to the Closing Date, from an insurance carrier with the same or better credit rating as each Company’s current insurance carrier with respect to D&O Insurance, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under each Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of any Company by reason of him or her serving in such capacity that existed or occurred at or prior to the Closing Date (including in connection with this Agreement or the transactions or actions contemplated hereby). If Purchaser for any reason fails to obtain such “tail” insurance policies as of the Closing Date, Purchaser shall continue to maintain in effect, for a period of at least six years from and after the Closing Date, the D&O Insurance in place as of the date hereof with each Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as such Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under such Company’s existing policies as of the date hereof, or Purchaser shall purchase from such Company’s current insurance carrier, or from an insurance carrier with the same or better credit rating as such Company’s current insurance carrier with respect to D&O Insurance, comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in such Company’s existing policies as of the date hereof; provided, however, that in no event shall Purchaser be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 150% of the amount per annum such Company paid in its last full fiscal year; and provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, Purchaser shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Closing Date, for a cost not exceeding such amount.

(d) Notwithstanding anything herein to the contrary, if an Indemnified Person is a party to or is otherwise involved (including as a witness) in any Proceeding (whether arising before, at or after the Closing Date) on or prior to the sixth anniversary of the Closing Date, the provisions of this Section 6.7 shall continue in effect until the final disposition of such Proceeding.

(e) If Purchaser or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Purchaser shall assume the obligations set forth in this Section 6.7.

(f) The rights of each Indemnified Person under this Section 6.7 shall be in addition to any rights such Person may have under the LLC Agreement, certificate of incorporation, bylaws or other governing documents of the Companies, under applicable Law or under any agreement of any Indemnified Person with any applicable Company. These rights shall survive consummation of the transactions contemplated by this Agreement and are intended to benefit, and shall be enforceable by, each Indemnified Person.

(g) Losses with respect to any matter that is subject to indemnification by the Holders under Section 8 hereof shall include any costs and expenses incurred by any Purchaser Indemnified Party under this Section 6.7 in connection with or arising out of such matter.

6.8 Employee Matters.

(a) For at least eighteen (18) months following the Closing, Purchaser shall provide or cause to be provided to each employee who is employed immediately prior to the Closing and who remains in the employ of Purchaser or any Company after the Closing (such individual, a “Continuing Employee”) (i) a salary or wage level and bonus opportunity at least equal to the salary or wage level and bonus opportunity to which they were entitled immediately prior to the Closing and (ii) benefits, perquisites and other terms and conditions of employment that are substantially equivalent to the benefits, perquisites and other terms and conditions that they were entitled to receive immediately prior to the Closing (including, without limitation, benefits pursuant to qualified and non-qualified retirement and savings plans, medical, dental and pharmaceutical plans and programs, and deferred compensation arrangements). Notwithstanding the foregoing, following the Closing, Purchaser shall provide each Continuing Employee, with compensation and benefits at least as favorable as the compensation and benefits provided to similarly situated employees of Purchaser.

(b) Without limiting the generality of the foregoing, (i) Purchaser shall have in effect for at least eighteen (18) months following the Closing severance and retention plans, practices and policies applicable to Continuing Employees that are not less favorable than such practices and policies in effect immediately prior to the Closing with respect to such employees, and (ii) Purchaser shall ensure that all Continuing Employees receive annual bonuses at least equal to the target bonuses for the current fiscal year.

(c) From and after the Closing, Purchaser shall cause the applicable Company to (i) honor, pay, perform and satisfy any and all liabilities, obligations and responsibilities to, or in respect of, each Continuing Employee arising under the terms of any employment, consulting, retention, severance, change-of-control or similar agreement, in accordance with the terms thereof in effect on the Closing and (ii) assume, honor and be solely responsible for paying, providing or satisfying when due (A) all vacation, sick pay and other paid time off for Continuing Employees accrued but unused as of the Closing, on terms and conditions not less favorable than the terms and conditions in effect immediately prior to the Closing, and (B) all compensation (including salary, wages, commissions, bonuses, incentive compensation, overtime, premium pay and shift differentials), benefits and benefit claims, severance and termination pay, notice and benefits under all applicable federal, state or local law and under any plan, policy, practice or agreement and all other liabilities, in each case accruing, incurred, or arising as a result of employment or separation from employment with Purchaser, on or after the Closing with respect to employees of any Company.

(d) Notwithstanding any other provision of this Agreement, Holdings shall terminate or cause to be terminated, effective prior to or upon the Effective Time, those Employee Benefit Plans listed on Schedule 6.8(d), such that neither Purchaser nor any Company shall have any obligations thereunder from and after the Effective Time.

(e) The requirements under this Section 6.8 to provide or cause to be provided certain compensation and benefits shall not be deemed to require that any such compensation or benefits be provided in the form of equity, phantom equity, equity appreciation, or other or equity-based compensation or benefits.

(f) Nothing in this Section 6.8, express or implied, is intended to or shall confer upon any other Person, including any Continuing Employee, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, and no provision of this Section 6.8 shall constitute an amendment of, or an undertaking to amend, any Company Employee Plan or Purchaser plan.

6.9 Authorization. Prior to the Effective Time, CIP will be authorized on behalf of the Holders to take any and all actions and make any and all decisions on behalf of the Holders in connection with or related to claims for indemnification by the Purchaser Indemnified Parties pursuant to this Agreement or other matters expressly within the authority of CIP hereunder or under the Escrow Agreement. Such authorization will provide that all actions taken by CIP on behalf of the Holders shall be final, binding and conclusive upon the Holders, and no Holder shall have the right to object to, dissent from or otherwise contest the same.

Section 7.     Conditions to Closing

7.1 Conditions to Obligation of Purchaser to Close. The obligation of Purchaser to complete the Merger and consummate the other transactions that are to be consummated at the Closing is subject to the satisfaction, as of the Closing Date, of the following conditions (any of which may be waived by Purchaser in whole or in part):

(a) Each of the representations and warranties of Holdings contained in this Agreement, to the extent qualified by Material Adverse Effect (except for representations and warranties made as of a specific date, which shall have been complete and accurate as of such date) shall be complete and accurate as of the Closing as if made as of the Closing, and, to the extent not qualified by Material Adverse Effect (except for representations and warranties made as of a specific date, which shall have been complete and accurate in all respects as of such date except as would not have, individually or in the aggregate, a Material Adverse Effect) shall be complete and accurate in all respects as of the Closing as if made as of the Closing, except as would not have, individually or in the aggregate, a Material Adverse Effect; provided that the representations and warranties set forth in Sections 4.1(a), 4.1(b), 4.2, 4.3(a), 4.3(b), 4.4, and 4.8(d), shall be complete and accurate in all respects.

(b) Holdings shall have performed, in all material respects, all covenants and obligations required by this Agreement to be performed by Holdings on or before the Closing Date.

(c) On or before the Effective Time, Holders owning at least seventy percent (70%) of the Class B Units issued and outstanding as of the Effective Time shall have entered into a joinder agreement substantially in the form attached hereto as Exhibit 7.1(c) (the “Class B Joinder Agreement”).

(d) No investigation, suit, action or other proceeding shall be threatened in writing or pending that seeks restraint, prohibition, damages, monetary relief or other relief in connection with this Agreement or the consummation of the transactions contemplated hereby.

(e) All waiting periods (and extensions thereof) under the HSR Act shall have expired or been terminated and all governmental and third-party authorizations, consents, permits, approvals or waivers listed on Schedule 7.1(e) (the “Required Consents”) shall have been obtained, shall be final and non-appealable and shall not have been terminated or withdrawn.

7.2 Conditions to Obligation of Holdings to Close. The obligation of Holdings to complete the Merger and consummate the other transactions that are to be consummated at the Closing is subject to the satisfaction, as of the Closing Date, of the following conditions (any of which may be waived by Holdings in whole or in part);

(a) Each of the representations and warranties of Purchaser and Merger Sub contained in this Agreement shall be complete and accurate in all material respects as of the Closing as if made as of the Closing.

(b) Purchaser shall have performed, in all material respects, all obligations required by this Agreement to be performed by Purchaser on or before the Closing Date.

(c) No investigation, suit, action or other proceeding shall be threatened in writing or pending that seeks restraint, prohibition, damages, monetary relief or other relief in connection with this Agreement or the consummation of the transactions contemplated hereby.

(d) All waiting periods (and extensions thereof) under the HSR Act shall have expired or been terminated and all Required Consents shall have been obtained, shall be final and non-appealable and shall not have been terminated or withdrawn.

Section 8.     Indemnification and Related Matters

8.1 Survival; Claims Period.

(a) Subject to the Claims Period, all representations, warranties and covenants contained in this Agreement will survive the Closing and the completion of the transactions contemplated by this Agreement.

(b) Claims for indemnification pursuant to this Section 8 shall be made prior to the day that is twelve (12) month anniversary of the Closing Date (the “Claims Period”).

8.2 Indemnification.

(a) Subject to the terms, conditions and limitations set forth in this Agreement (including without limitation the provisions of Sections 8.3 and 8.6), the Holders shall, severally, and not jointly, indemnify and hold harmless Purchaser and its Affiliates (including, after the Closing Date, the Companies), and each of their respective officers, employees, directors, members, managers, equity holders, and agents (collectively, the “Purchaser Indemnified Parties”) from and against, and defend the Purchaser Indemnified Parties from and reimburse the Purchaser Indemnified Parties for, any and all claims, damages, costs, expenses (including costs of investigation and defense and reasonable attorneys’ fees), Taxes, penalties, obligations, and other liabilities (hereinafter referred to collectively as “Losses”), that any Purchaser Indemnified Party may at any time suffer or incur, or become subject to, as a result of, arising from or in connection with:

(i) any breach or inaccuracy of any of the representations and warranties made by Holdings in this Agreement; and

(ii) any failure of Holdings to carry out, perform, satisfy and discharge any of its covenants, agreements or obligations under this Agreement or under any Transaction Documents.

(b) Subject to the terms, conditions and limitations set forth in this Agreement (including without limitation the provisions of Sections 8.3 and 8.6), Purchaser hereby agrees to indemnify and hold harmless the Holders and each of their respective officers, employees, directors, members, managers, equity holders, and agents (collectively the “Holders Indemnified Parties”) from and against, and agrees to defend Holders Indemnified Parties from and reimburse Holders Indemnified Parties for, any and all Losses that any Holders Indemnified Party may at any time suffer or incur, or become subject to, as a result of, arising from or in connection with:

(i) any breach or inaccuracy of any of the representations and warranties made by Purchaser or Merger Sub in this Agreement; and

(ii) any failure by Purchaser or Merger Sub to carry out, perform, satisfy and discharge any of its covenants, agreements, or obligations under this Agreement or any Transaction Document.

8.3 Indemnification Limits and Qualifications.

(a) With respect to the Purchaser Indemnified Parties’ claims for Losses pursuant to Section 8.2(a):

(i) The Purchaser Indemnified Parties may not recover any Losses for claims for indemnity until the total of all Losses collectively exceed Two Million Five Hundred Thousand Dollars ($2,500,000) (the “Basket”), in which case the Purchaser Indemnified Parties will then be entitled to recover any and all Losses including the amount of the Basket, subject to the other limitations of this Section 8.3;

(ii) The Purchaser Indemnified Parties may not recover for any Losses, to the extent that the aggregate of all Losses otherwise required to be indemnified and paid hereunder exceed the Escrow Amount;

(iii) Purchaser Indemnified Party may not recover any Losses for any individual item where the Losses related to such claim (or series of claims arising from the same facts or circumstances) are less than Twenty-Five Thousand Dollars ($25,000) in the aggregate; and

(iv) For the sole purpose of determining Losses (and not for determining whether or not any breaches of representations or warranties have occurred), the representations and warranties in Section 4 shall not be deemed qualified by any references to materiality or to Material Adverse Effect.

(b) Notwithstanding any other terms in this Section 8:

(i) Losses shall not include special, incidental, indirect, consequential, punitive or exemplary damages; and

(ii) the limitations set forth in Section 8.3(a) shall not apply to claims for Losses arising from a breach of any Fundamental Representation or from a violation of Section 6.1(b)(i) or Section 6.1(b)(xiii); provided, however, that (A) in no case shall the aggregate liability of any Holder under this Section 8 exceed the amount of the Purchase Price otherwise payable to such Holder and (B) with respect to any indemnification claims made for breaches of the representations and warranties in Section 4.4(a), no Holder shall be liable with respect to representations and warranties concerning the ownership of any other Holder’s Units or the existence of any Lien with respect thereto.

(c) The amounts for which Purchaser or the Holders shall be liable under this Section 8 shall be net of any insurance proceeds actually received by the applicable Indemnified Party under insurance policies relating to such Losses; provided, that the amount of any insurance proceeds received by such Indemnified Party shall be equal to the difference between (i) the actual after-tax amount of such proceeds and (ii) the net present value (as determined by such Indemnified Party in good faith) of the aggregate incremental premium costs which are incurred by such Indemnified Party as a consequence of the Loss or event which gives rise to the payment of the insurance proceeds.

8.4 Claims Not Involving Third Parties. The Purchaser Indemnified Parties or Holders Indemnified Parties may assert a claim for indemnification against the Holders or Purchaser (as the case may be) for any matter not involving a third party by giving notice to CIP or Purchaser (as the case may be) specifying in reasonable detail (to the extent applicable) the basis for such claim and the reasonable estimate of the Losses resulting from such claim.

8.5 Third Party Claims.

(a) If any Purchaser Indemnified Party or Holders Indemnified Party (any such being an “Indemnified Party”) desires to make a claim for indemnification pursuant to this Section 8 arising from a claim by, or Loss from, a third party, such Indemnified Party shall notify Purchaser (in the case of a claim by any Holders Indemnified Party) or Carlyle Infrastructure Partners Western Water L.P. (“CIP” and together with Purchaser the “Defending Party”) (in the case of a claim by any Purchaser Indemnified Party) of the claim (the “Indemnified Party Claim”) in writing promptly after receiving notice of any third party claim, liability, demand, assessment, action, suit or proceeding, describing the Indemnified Party Claim, the third party claim, the amounts thereof (if known and quantifiable) and the basis therefor (the “Indemnified Party Claim Notice”); provided, that the failure to so notify shall not relieve the Indemnitor of its obligations hereunder, except to the extent that the Defending Party is actually prejudiced thereby. Purchaser (in the case of claim by a Holders Indemnified Party) or CIP (in case of claim by a Purchaser Indemnified Party) shall have the right and shall notify the Indemnified Party in writing, within thirty (30) days of receipt of the Indemnified Party Claim Notice, of its intent to assume the control of the defense of any such third party claims, including, at its own expense, employment of counsel reasonably satisfactory to the Indemnified Party (the “Indemnitor Defense Notice”).

(b) If the Defending Party shall have exercised its right to assume such control, the Indemnified Party may, in its sole discretion and at its expense, employ counsel to represent it (in addition to counsel employed by the Defending Party) in any such matter, and in such event counsel selected by the Defending Party shall be required to cooperate with such counsel of the Indemnified Party in such defense, compromise or settlement.

(c) In the event that the Defending Party delivers an Indemnitor Defense Notice, the Defending Party will have the right to conduct such defense and, except as provided in the following sentence, to settle the claim without the prior consent of the Indemnified Party. Notwithstanding the foregoing, the Defending Party shall not consent to the entry of any judgment or enter into any settlement or compromise with respect to such Indemnified Party Claim without the prior written consent of the Indemnified Party, if:

(i) such judgment, settlement or compromise does not include, as an unconditional term thereof, the giving by each claimant or plaintiff to each Indemnified Party of a release from all liability with respect to such claim;

(ii) such judgment, settlement or compromise requires the admission by the Indemnified Party of any wrong doing on its part; or

(iii) as a result of such judgment, settlement or compromise, injunctive or other equitable relief would be imposed against the Indemnified Party.

(d) In the event that the Defending Party fails to give the Indemnitor Defense Notice within the thirty (30) days required by Section 8.5(a), the Defending Party will be deemed to have elected not to conduct the defense of the subject third party claim, and in such event the Indemnified Party will have the right to conduct such defense and to compromise and settle such claim without the consent of the Defending Party. The Indemnified Party shall have the right to compromise and settle the third party claim only with the prior written consent of the Defending Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(e) The Indemnified Party will cooperate with and make available to the Defending Party such assistance and materials as the Defending Party may reasonably request, all at the expense of the Defending Party, and the Indemnified Party shall have the right at its expense to participate in the defense assisted by counsel of its own choosing.

(f) Notwithstanding who is controlling the defense or settlement of any third party claim, and without regard to who might be ultimately responsible for the liability related thereto, such party controlling the defense or settlement shall diligently and vigorously defend such claim (subject to the such party’s right to settle such Indemnified Party Claim in accordance with the terms of this Section 8.5).

8.6 Exclusive Remedy and Other Limitations.

(a) Other than with respect to any Losses resulting from fraud, following the Closing, the remedies in this Section 8 shall be the exclusive remedy of Purchaser and each Holder with respect to monetary damages for breaches of representations, warranties and covenants and, except as prohibited by applicable Law, any other rights, remedies, causes of action, or claims that either of them have or that may arise against the other with respect thereto are hereby waived and released.

(b) Notwithstanding any provision in this Agreement to the contrary, but subject to Section 8.3(b), the Purchaser Indemnified Parties’ sole remedy under and pursuant to this Section 8 shall be limited to distributions made from and available from the amounts deposited with and held by the Escrow Agent pursuant to the Escrow Agreement. Except as provided in Section 8.3(b), no Holder shall have any liability in excess of such amounts held by the Escrow Agent pursuant to the Escrow Agreement.

Section 9.     Termination

9.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned only as follows:

(a) at any time prior to the Closing by mutual written agreement of Holdings and Purchaser;

(b) by Holdings or Purchaser, if the Closing Date shall not have occurred by the 12-month anniversary of this Agreement (such date, as may be extended by the following proviso, the “End Date”); provided, however, that if all of the conditions in Section 7 have been satisfied other than those to be satisfied at Closing and the conditions in Section 7.1(e) and Section 7.2(d), the parties shall extend such deadline until the 18-month anniversary of this Agreement if the parties determine that it is reasonably likely that the conditions in Section 7.1(e) and Section 7.2(d) will in fact be satisfied during such extension period; provided, further, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of the failure to complete the Merger and consummate the other transactions contemplated hereby on or before the date specified in this Section 9.1(b);

(c) by Purchaser in the event of a breach by Holdings of any representation, warranty, covenant or agreement contained in this Agreement, which breach would, individually or in the aggregate together with all such other breaches by Holdings, constitute grounds for the conditions set forth in Section 7.1, not to be satisfied at the Closing Date, and which breach cannot be cured or has not been cured within ninety (90) days after the giving of written notice to Holdings of such breach;

(d) by Holdings in the event of a breach by Purchaser or Merger Sub of any representation, warranty, covenant or agreement contained in this Agreement, which breach would, individually or in the aggregate together with all such other breaches by Purchaser or Merger Sub, constitute grounds for the conditions set forth in Section 7.2 not to be satisfied at the Closing Date, and which breach cannot be cured or has not been cured within ninety (90) days after the giving of written notice to Purchaser of such breach; or

(e) by Purchaser or Holdings if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other action shall have become final and non-appealable.

9.2 Rights on Termination; Waiver. If this Agreement is terminated pursuant to Section 9.1, all further obligations of the parties under or pursuant to this Agreement shall terminate without further liability of either party to the other, except that the provisions of this Section 9.2, and Section 10 shall survive any such termination. Nothing contained in this Section 9.2 shall relieve any party from liability for any willful or intentional breach of this Agreement that occurred prior to the date of termination.

Section 10.     Miscellaneous Provisions

10.1 Expenses. Except as otherwise provided in this Agreement, (a) Purchaser shall bear all fees and expenses incurred by Purchaser or its Affiliates (other than the Companies) in connection with the preparation, negotiation, execution, and performance of this Agreement and the transactions contemplated herein, and (b) Holdings shall cause the Holders to bear, or to reimburse Holdings and the other Companies prior to the Effective Time for, all fees and expenses incurred by Holdings, any other Company, any Holder or any Affiliate thereof in connection with the preparation, negotiation, execution, and performance of this Agreement and the transactions contemplated herein. The foregoing obligations of any Person to bear fees and expenses shall be subject to any rights of such Person arising from a breach of this Agreement by another party. In order to give effect to the foregoing, all such fees and expenses of any of the Companies that are outstanding as of, or that become due and payable as a result of, the Closing or the Effective Time, shall be paid at Closing to the Person to which such amounts are due (or, if in reimbursement, to Holdings) from the amount of the Purchase Price that otherwise would be paid at the Effective Time directly to the Holders.

10.2 Compliance with Laws. The parties hereto shall execute such agreements and other documents, and shall take such other actions, as the other party may reasonably request (prior to, at or after the Closing) for the purpose of ensuring that the transactions contemplated by this Agreement are carried out in full compliance with the provisions of all applicable Laws.

10.3 Publicity. Prior to the Closing, all general notices, releases, statements and communications to employees, suppliers, distributors and customers of each of the Companies and to the general public and the press relating to the transactions contemplated by this Agreement shall be made only at such times and in such manner as may be mutually agreed upon by Purchaser and Holdings; provided, however, that either Holdings or Purchaser shall be entitled to make a public announcement relating to the transactions contemplated herein if, in the opinion of its legal counsel, such announcement is required to comply with applicable Law or stock exchange rules and regulations or is, on the advice of counsel, required or advisable to be disclosed pursuant to a discovery request, in response to a subpoena or in connection with any litigation; provided, further, that, if possible, the announcing party shall provide the other party with a copy of such announcement at least two (2) days in advance and shall consider in good faith any changes to such announcement proposed by the other party. After the Closing, no party hereto shall disclose the economic or financial terms of the transactions contemplated by this Agreement without the prior written consent of the other party hereto, except as required to comply with applicable Law or stock exchange rules and regulations or as is, on the advice of counsel, required or advisable to be disclosed pursuant to a discovery request, in response to a subpoena or in connection with any litigation.

10.4 Access of Holdings to Books and Records. After the Closing Date and for a period consistent with Purchaser’s record retention policies and practices, Purchaser shall provide Holdings and Holdings’ Affiliates reasonable access upon reasonable advance notice during normal business hours to the Books and Records (to the extent such Books and Records relate to the period prior to the Closing Date).

10.5 Choice of Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

10.6 Judicial Proceedings. ANY JUDICIAL PROCEEDING INVOLVING ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (EACH, A “DISPUTE”) SHALL BE BROUGHT ONLY IN THE COURT OF CHANCERY FOR THE STATE OF DELAWARE OR ANY FEDERAL COURT LOCATED IN THE STATE OF DELAWARE, AND EACH OF THE PARTIES HERETO (I) UNCONDITIONALLY ACCEPTS THE EXCLUSIVE JURISDICTION OF SUCH COURTS AND ANY RELATED APPELLATE COURT AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY AND (II) IRREVOCABLY WAIVES ANY OBJECTION SUCH PARTY MAY NOW HAVE OR HEREAFTER HAS AS TO THE VENUE OF ANY SUCH PROCEEDING BROUGHT IN SUCH A COURT OR THAT SUCH COURT IS AN INCONVENIENT FORUM. EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 10.8 HEREOF. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.

10.7 Waiver of Jury Trial. THE PARTIES EACH HEREBY (A) ACKNOWLEDGE AND AGREE THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT OR ANY TRANSACTION DOCUMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND (B) WAIVE TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT, THE TRANSACTIONS OR THE RELATIONSHIP ESTABLISHED HEREUNDER. EACH PARTY (X) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE

THE FOREGOING WAIVER AND (Y) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.7.

10.8 Notices. All notices, requests, claims, demands, disclosures and other communications required or permitted by this Agreement shall be in writing or electronic form and shall be deemed to have been given at the earlier of the date (a) when delivered personally, by messenger or by overnight delivery service by a recognized commercial carrier to an officer of the other party or (b) when received via facsimile or electronic mail (confirmed by telephone or email in each case), in all cases addressed to the Person for whom it is intended at his address set forth below or to such other address as a party shall have designated by notice in writing to the other party in the manner provided by this Section 10.8:

if to Purchaser or Merger Sub:

Liberty Utilities Co.

c/o Algonquin Power & Utilities Corp.

2845 Bristol Circle

Oakville, Ontario L6H 7H7

Attn: Chief Executive Officer

Fax:  (905) 465-4514

Email: ian.robertson@algonquinpower.com

with a copy to (which shall not constitute notice):

Liberty Utilities Co.

c/o Algonquin Power & Utilities Corp.

2845 Bristol Circle

Oakville, Ontario L6H 7H7

Attn: Chief General Counsel

Fax:  (905) 465-4540

Email: linda.beairsto@algonquinpower.com

and with a copy to (which shall not constitute notice):

Husch Blackwell LLP

Attention: James G. Goettsch

4801 Main Street, Suite 1000

Kansas City, Missouri 64112

Fax: (816) 983-8080

Email: jim.goettsch@huschblackwell.com

if to Holdings or CIP:

c/o Carlyle Infrastructure Partners L.P.

Attention: Bryan D. Lin

520 Madison Avenue

28th Floor

New York, NY 10022

Fax: (212) 813-4968

Email: bryan.lin@carlyle.com

with a copy to (which shall not constitute notice):

Hunton & Williams LLP

Attention: G. Roth Kehoe, II

Bank of America Plaza

600 Peachtree Street, N.E., Suite 4100

Atlanta, Georgia 30308

e-mail: rkehoe@hunton.com

10.9 Table of Contents and Headings. The table of contents of this Agreement and the underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

10.10 Assignment. This Agreement and each party’s respective rights and obligations hereunder may not be assigned, by operation of Law or otherwise, without the prior written consent of the other parties and any attempt to do so shall be null and void. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns.

10.11 Parties in Interest. Nothing in this Agreement is intended to provide any rights or remedies to any Person (including any employee or creditor of the Companies) other than the parties hereto, Purchaser Indemnified Parties and Holders Indemnified Parties.

10.12 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

10.13 Entire Agreement. This Agreement and the documents referred to herein and to be delivered pursuant hereto constitute the entire agreement between the parties pertaining to the subject matter hereof and supersede all other agreements, negotiations, understandings and discussions of the parties, whether oral or written.

10.14 Further Assurances. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each party to this Agreement shall take all such reasonable necessary action to (a) execute and deliver to each other such other documents and (b) do such other acts and things as a party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

10.15 Waiver. No failure on the part of either party hereto to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of either party hereto in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver thereof; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

10.16 Counterparts. This Agreement and other documents to be executed and delivered pursuant to this Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy and all of which, when taken together, will be deemed to constitute one and the same Agreement or document. The delivery of copies of this Agreement or other documents to be delivered pursuant to this Agreement, including executed signature pages where required, by electronic transmission will constitute effective execution and delivery of this Agreement or such other document for all purposes. Signatures transmitted electronically will constitute original signatures for all purposes.

10.17 Amendments. This Agreement may not be amended, modified, altered or supplemented except by means of a written instrument executed on behalf of Purchaser, Holdings and, following the Effective Time, CIP.

10.18 Interpretation of Agreement.

(a) Each party hereto acknowledges that it has participated in the drafting of this Agreement, and any applicable rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in connection with the construction or interpretation of this Agreement.

(b) Whenever required by the context hereof, the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, and shall be deemed to be followed by the words “without limitation.”

(d) References herein to “Sections” and “Exhibits” are intended to refer to Sections of and Exhibits to this Agreement.

(e) All references to “$” shall refer to United States dollars.

(f) All references to contracts, agreements, leases or other understandings or arrangements shall refer to oral as well as written matters.

(g) The table of contents and article and section headings in this Agreement are inserted for convenience of reference only and shall not constitute a part hereof.

10.19 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that each party shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity. It is accordingly agreed that each party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity, without the necessity of posting bonds or other undertaking in connection therewith. The parties hereto acknowledge that in the absence of a waiver, a bond or undertaking may be required by a court and the parties hereby waive any such requirement of such a bond or undertaking.

10.20 Independence of Agreements, Covenants, Representations and Warranties. All agreements and covenants hereunder shall be given independent effect so that if a certain action or condition constitutes a default under a certain agreement or covenant, the fact that such action or condition is permitted by another agreement or covenant shall not affect the occurrence of such default.

10.21 Representation of Holdings, the Companies and their Affiliates. The parties agree that, notwithstanding the fact that Hunton & Williams LLP may have represented Holdings, the Companies and/or their Affiliates in connection with this Agreement, and may have also represented Holdings, the Companies and/or their Affiliates in connection with matters other than the transaction that is the subject of this Agreement prior to the Closing, Hunton & Williams LLP will be permitted in the future, after the Closing, to represent one or more of such Affiliates, or their respective equity holders, officers, directors or managers in connection with matters in which such Affiliates or their respective equity holders, officers, directors or managers are adverse to Holdings, the Companies or any of their Affiliates, including without limitation any disputes that such Affiliates or their respective equity holders, officers, directors or managers may hereafter have against Holdings, the Companies and/or their Affiliates relating to a period following the Closing and/or with Purchaser, in each case which arise out of or relate to this Agreement. Purchaser, who is represented by independent counsel in connection with the transactions contemplated by this Agreement, hereby agrees, in advance, to waive any actual or potential conflict of interest that may hereafter arise in connection with Hunton & Williams LLP’s future representation of one or more of Holdings’ or the Companies’ Affiliates or their respective equity holders, officers, directors or managers on matters in which the interests of such Affiliate or their respective equity holders, officers, directors or managers are adverse to the interests of Holdings, the Companies and/or Purchaser, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by Hunton & Williams LLP of Park Water, the Companies and/or their Affiliates. The parties further agree that notwithstanding any Law to the contrary, all confidential communications between Hunton & Williams LLP, on the one hand, and Holdings, the Companies and/or their Affiliates or their respective equity holders, officers, directors or managers, on the other hand, that occurred in the context of Hunton & Williams LLP’s representation of Holdings or the Companies prior to Closing (“Confidential Communications”) will remain privileged as between Hunton & Williams LLP and such Affiliate(s) or their respective equity holders, officers, directors or managers after the Closing. The parties agree that prior to the Closing,

Holdings, the Companies and/or their Affiliates or their respective equity holders, officers, directors or managers shall attempt to delete or otherwise remove from Holdings’ and the Companies’ computer server(s) and/or other records all copies of emails and other documents (both electronic or otherwise) that contain Confidential Communications, and the parties further agree that if Holdings, the Companies and/or their Affiliates or their respective equity holders, officers, directors or managers fail to delete or remove all such documents, such failure shall be deemed inadvertent and shall not constitute a waiver of the attorney client privilege or any other privilege applicable to such documents. Holdings, the Companies and Purchaser hereby further agree that: (i) they will not seek disclosure of any such Confidential Communications from Hunton & Williams LLP, or from such Affiliates or their respective equity holders, officers, directors or managers after the Closing, in the context of litigation or otherwise; or (ii) to the extent any emails or other documents (ether electronic or otherwise) containing any Confidential Communications are included in Holdings’ or the Companies’ computer server(s) or are otherwise within the records of Holdings or any Company following Closing, they will, upon discovery of any such documents, deliver a copy of any such documents to Hunton & Williams LLP and thereafter permanently delete or destroy all such emails or other documents containing such Confidential Communication and not review or otherwise use such documents or the Confidential Communications for any purpose.

The remainder of this page intentionally left blank.

Signature page follows.

IN WITNESS WHEREOF, Purchaser and Holdings have caused this Plan and Agreement of Merger to be executed as of the date first written above.

LIBERTY UTILITIES CO.

By:	“Ian Robertson”
	Name:	Ian Robertson
	Title:	Chief Executive Officer

By:	“David Bronicheski”
	Name:	David Bronicheski
	Title:	Chief Financial Officer

LIBERTY WWH, INC.

By:	“Ian Robertson”
	Name:	Ian Robertson
	Title:	Chief Executive Officer

By:	“David Bronicheski”
	Name:	David Bronicheski
	Title:	Chief Financial Officer

WESTERN WATER HOLDINGS, LLC

By:	“Robert Dove”
	Name:	Robert Dove
	Title:	Chairman

SCHEDULE 1.8

CAPEX Plan

	2014	2015
Park Water Corporate	$1.8 million	$0.5 million
Park Water Central Basin	$14.5 million	$15.0 million
Apple Valley	$9.0 million	$12.0 million
Mountain Water Company	$4.5 million	$5.0 million

The amounts above are for Company funded capital expenditures and do not include capital expenditures funded by third parties or customers, including advances or contributions.

Any amounts not expended in any one year may be carried forward to the following year.

These Disclosure Schedules, dated as of September 19, 2014, are delivered pursuant to that certain Plan and Agreement of Merger by and among by and among LIBERTY UTILITIES CO., a Delaware corporation, (“Purchaser”), LIBERTY WWH, INC., a Delaware corporation (“Merger Sub”); and WESTERN WATER HOLDINGS, LLC, a Delaware limited liability company (“Holdings”) (the “Merger Agreement”).

Disclosure of any item in any section of these Disclosure Schedules shall be deemed disclosed with respect to any other section or subsection of these Disclosure Schedules or Section 4 of the Merger Agreement to the extent such relationship is reasonably apparent. Nothing in these Disclosure Schedules is intended to broaden the scope of any representation or warranty of any Company contained in the Merger Agreement. Certain information set forth in these Disclosure Schedules has been included and disclosed solely for informational purposes, and may not be required to be disclosed pursuant to the terms and conditions of the Merger Agreement. Inclusion of any item in these Disclosure Schedules (a) does not represent a determination by any Company that such item is material or would otherwise have a Material Adverse Effect, nor shall it be deemed to establish a standard for materiality or determining whether a Material Adverse Effect has occurred, and (b) shall not constitute, or be deemed to be, an admission to any third party concerning such item by a Company. No disclosure in these Disclosure Schedules relating to any possible breach or violation of any Agreement or applicable Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. Nothing in these Disclosure Schedules shall constitute an admission of any liability or obligation of any Company to any third party or confer or give any third party any remedy, claim, liability, right or other cause of action against or with respect to any Company.

The disclosure of the information contained in these Disclosure Schedules is not, and shall not be deemed to be, a waiver of the attorney-client privilege or similar doctrines protecting any Company.

All references to “Section” refer to a Section in the Merger Agreement, unless the context otherwise requires. The headings in these Disclosure Schedules are for convenience of reference only, and shall not affect the disclosures contained herein. Capitalized terms used herein, unless otherwise defined herein, shall have the meanings ascribed to them in the Merger Agreement.

SCHEDULE 4.1

Qualifications to do Business as a Foreign Corporation

1.	Western Water Holdings, LLC, is a Delaware limited liability company and is not qualified as a foreign entity in any jurisdiction.

2.	Park Water Company, is a California corporation and is not qualified as a foreign entity in any jurisdiction.

3.	Apple Valley Ranchos Water Company is a California corporation and is not qualified as a foreign entity in any jurisdiction.

4.	Mountain Water Company is a Montana corporation and is not qualified as a foreign entity in any jurisdiction.

SCHEDULE 4.3(a)

Capitalization

1.	Park Water Company is authorized to issue 25,000 shares of common stock. 1,000 shares are issued and outstanding, all of which are owned by Western Water Holdings, LLC.

2.	Apple Valley Ranchos Water Company is authorized to issue 1,000 shares of common stock, $50.00 par value per share. 75 shares are issued and outstanding, all of which are owned by Park Water Company.

3.	Mountain Water Company is authorized to issue 100,000 shares of common stock with no par value per share. 50,000 shares are issued and outstanding, all of which are owned by Park Water Company.

4.	Park Water has pledged its ownership interest in each of Apple Valley Ranchos Water Company and Mountain Water Company pursuant to that certain Eighth Supplemental Indenture by Park Water Company to BNY Western Trust Company as Trustee dated as of May 1, 2002, Supplementing, Amending and Restating Indenture Dated as of November 1, 1973, as further supplemented by Supplemental Indentures Seventh through Fourteenth.

SCHEDULE 4.3(c)

Subsidiaries

None

SCHEDULE 4.5

No Violation or Conflict

1.	Pursuant to Sections 6.10 and 6.11 of that certain Loan Agreement, dated January 22, 2009, between Park Water Company and Bank of America, N.A., as amended by Amendment No. 1 to Loan Agreement, dated April 20, 2010, Amendment No. 2 to Loan Agreement dated as of July 9, 2011, Amendment No. 3 to Loan Agreement dated as of November 27, 2012, and Amendment No. 4 to Loan Agreement dated as of February 13, 2014, consent of Bank of America is required if there is any substantial change to Park Water Company’s present executive or management personnel or any change in Park Water Company’s capital ownership.

2.	Pursuant to Sections 6.8 and 6.9 of that certain Loan Agreement, dated February 13, 2014, between Wells Fargo bank, National Association and Park Water Company, consent of Wells Fargo is required to make any substantial change in Park Water Company’s present executive or management personnel or to make any change in Park Water Company’s capital ownership.

3.	Authorization of the Public Utilities Commission of the State of California.

4.	[Redacted]

5.	Ordinance to Amend the Water Pipeline Franchise Granted to Park Water Company By Ordinance No. 2005-0077F, dated June 5, 2007.

6.	Loan Agreement between Mountain Water Company and the Department of Natural Resources and Conservation of the State of Montana, dated February 5, 2010.

7.	Franchise Agreement between San Bernardino County and Apple Valley Ranchos Water Company for Water Franchise.

SCHEDULE 4.7(a)

Financial Statements

Previously Mountain Water Company expensed litigation costs incurred in connection with the Montana condemnation. Because such costs may be recovered from the city, Mountain Water Company may stop expensing those items and may reverse prior entries.

SCHEDULE 4.8

Absence of Certain Changes or Events

1.	On August 14, 2014, at the request of Senator Knight, the Joint Legislative Audit Committee approved an audit of water rates, and the processes used to establish the water rates, of water providers in the high desert area around Apple Valley. These providers included Apple Valley Ranchos Water Company, Golden State Water Company, City of Hesperia, and City of Victorville (Audit 2014-132). On August 18, 2014, Apple Valley Ranchos Water Company sent a letter to the State Auditor expressing its full support and cooperation, as well as suggesting items to be included in the review of water rates and water costs.

2.	Antonio Penna has assumed the General Manager position, in addition to his current job title. His compensation increased as a result of such change.

3.	The Company has approved a change in employee benefits effective for 2015. The Company will offer a PPO, a high deductible plan and a healthcare savings account.

4.	Term Loan Agreement, dated August 26, 2014 between Park Water Company and CoBank, ACB.

5.	The town of Apple Valley charged its town manager to conduct a request for proposals to evaluate the potential purchase of private water assets. In the recent state of the town address, the town expressed an interest in water independence.

6.	Apple Valley Ranchos Water and the town of Apple Valley have exchanged letters with respect to the town’s sub regional water recycling plant.

7.	In April, 2014, Western Water Holdings paid a dividend of $2.5 million to the Class A Holders.

8.	See Schedule 4.9.

9.	See Clause xi of Schedule 4.11.

10.	See Item 7 of Schedule 4.18(b).

11.	That certain Fourteenth Supplemental Indenture, dated August 26, 2014.

SCHEDULE 4.9

Litigation

1.	The City of Missoula vs. Mountain Water Company and Carlyle Infrastructure Partners, LP with the employees of Mountain Water Company as interveners.

2.	Montana Consumer Counsel vs. The Montana Department of Public Service Regulation, Montana Public Service Commission and Mountain Water Company.

3.	The town of Apple Valley charged its town manager to conduct a request for proposals to evaluate the potential purchase of private water assets. In the recent state of the town address, the town expressed an interest in water independence.

SCHEDULE 4.10

Title to and Sufficiency of Assets

See disclosure at item (x) of Schedule 4.11

SCHEDULE 4.11

Material Contracts; No Defaults

(i)

Entity	Counterparty	Agreement	Description	Payments
[Redacted]

PWC	City of South Gate	Annual lease	1000 AF Water rights lease

PWC	San Gabriel Valley Water Company	Annual lease	500 AF Water rights lease

PWC	Coast Packing Co.	Annual lease	425 AF Water rights lease

PWC	Eco-Tech Services	Toilet Direct Program	Conservation Program

PWC	First 5 LA	Oral Health Community Development Initiative	Capital funding for well fluoridation facilities

PWC	CA Health and Human Services Agency, CA Dept. of Public Health	Funding Agreement	Capital funding for Well 9 treatment facilities

PWC	Central Basin Municipal Water District	Services Agreement No. 2014-5 between CBMWD and PWC for Operation and Maintenance of the Central Basin Rio Hondo Recycled Water Distribution System	Operate and maintain Rio Hondo Recycled System

PWC	Central Basin Municipal Water District	Services Agreement No. C2311 between CBMWD and PWC for Operation and Maintenance of the Central Basin Century Recycled Water Distribution System	Operate and maintain Century Recycled System

PWC	City of Artesia, CA	Ordinance 404. An Ordinance Granting to PWC, Its Successors and Assigns, a Franchise	Franchise agreement to operate within the City of Artesia

PWC	City of Bellflower, CA	Ordinance 41001— An Ordinance of the City Council of Bellflower Granting to PWC, Franchise for Transmitting, and Distributing Water in the City of Bellflower	Franchise agreement to operate within the City of Bellflower

Entity	Counterparty	Agreement	Description	Payments
[Redacted]

PWC	City of Santa Fe Springs, CA	Ordinance No. 1014 An Ordinance of the City Council of the City of Santa Fe Springs, CA, Granting a Franchise to PWC in the City of Santa Fe Springs	Franchise agreement to operate within the City of Santa Fe Springs

PWC	Marsh	Services Agreement	Insurance Brokerage Services (Amount is [Redacted] per year and can be cancelled at any time)

AVR	Jess Ranch Water Co.	13-14WY Transfer—Jess Ranch Water Co- [Redacted] per ac-ft- Carryover

Leased 2,634 ac/ft of carryover water a) use of JRW water rights (potable water) necessary to serve Jess Ranch up to 2,500 AF/year at [Redacted].

b) use of JRW non- potable irrigation water rights to serve Jess Ranch up to 1,500 AF/year at [Redacted].

AVR	Jess Ranch Water Co.	Jess Ranch Water Co. Water Supply & Surplus Water Contract	c) first call to lease surplus Jess Ranch Water Co. water rights at [Redacted] of MWA rate, with annual notification of amount.

1.	Park Water Company and the Operating Companies receive deposits from developers for construction of developer-funded facilities prior to construction of those facilities. As of July 31, 2014, the amounts of developer deposits not yet expended for construction of facilities are: (i) $18, 978 for Park Water Company; (ii) $1,198,820 for Mountain Water Company; and (iii) $114,770 for Apple Valley Ranchos Water Company.

(ii)

1.	See item 1 in Section (iv) of this Schedule 4.11.

2.	Pursuant to that certain Air Commercial Real Estate Associate Standard Industrial/Commercial Single-Tenant Lease between Apple Valley Road & Sitting Bull, LLC and Apple Valley Ranchos Water Company, dated August 15, 2005, Apple Valley has the right to purchase certain fixed assets and equipment.

3.	Apple Valley has entered into that certain Asset Acquisition Agreement dated as of October 16, 2013 with John W. Richardson in his capacity as Receiver for the Yermo Water Company, pursuant to which, and subject to the terms and conditions set forth therein, Apple Valley will purchase certain assets.

4.	Apple Valley has entered into an interim services agreement dated August 27, 2014 with John W. Richardson in his capacity as Receiver for the Yermo Water Company, pursuant to which, and subject to the terms and conditions set forth therein, Apple Valley will provide interim operations and management services until the sale of the Yermo water system assets to Apple Valley is completed.

(iii)

1.	Loan Agreement Letter with Henry H. Wheeler, Jr.

2.	Employment Agreement between Park Water Company and Nyri A. Wheeler.

3.	Employment Agreement between Christopher Schilling and PWC Merger Sub, Inc. (as a predecessor in interest to Park Water Company) dated December 21, 2010.

4.	Ancillary Matters Agreement between Christopher Schilling and Western Water Holdings, LLC, dated February 28, 2012.

5.	Employment Agreement between Leigh Jordan and Park Water Company dated December 15, 2011.

(iv)

1.	Certain restrictions with respect to the operation and ownership of Mountain Water are set forth in that certain letter agreement dated September 22, 2011 by and among the City of Missoula, Clark Fork Coalition and Carlyle Infrastructure Partners, L.P.

2.	The Montana Public Service Commission issued that certain Stipulation (Docket No. D2011.1.8) that included certain restrictions on Mountain Water.

3.	Park Water and Mountain Water are subject to certain ring fencing and other restrictions as set forth in that certain Order No. 7149D of the Public Service Commission of Montana and that certain Decision No. 11-12-007 of the Public Utilities Commission of California.

(v)

None

(vi)

See Schedule 4.15 below

(vii)

Company	Agreement	Description
AVR	13-14WY Transfer—Jess Ranch Water Co-$382.50 per ac-ft- Carryover	Leased 2,634 ac/ft of carryover water

AVR	Franchise Agmt-Town of AV

AVR	Franchise Agreement-SB County

AVR	Jess Ranch Water Co Water Supply-Surplus Water Contract

a) use of JRW water rights (potable water) necessary to serve Jess Ranch up to 2,500 AF/year at [Redacted].

b) use of JRW non- potable irrigation water rights to serve Jess Ranch up to 1,500 AF/year at [Redacted].

c) first call to lease surplus Jess Ranch Water Co. water rights at [Redacted] of MWA rate, with annual notification of amount.

AVR	MWA Pre-Purchase Program	7/28/10-Pre-purchased Replacement Water from MWA - 879 AF - Allows pumping in excess of rights owned or leased without further payment. Can only use when AVR has an obligation to the Watermaster.

AVR	MWA Claim Program	2/12/07-Pre-purchased Replacement Water from MWA - 8,619 AF - Allows pumping in excess of rights owned or leased without further payment. Can only use when AVR has an obligation to the Watermaster.

Company	Agreement	Description

AVR	Tariff Deviation Agreement-AV Golf Course	Town provides water rights necessary to serve at [Redacted] lease cost.

AVR	Tariff Deviation Agreement-James Woody Park	Town provides water rights necessary to serve at [Redacted] lease cost.

AVR	W34 Lease Agreement	Paid quarterly. Lease began 8/15/2005 with a 5-yr term plus one extension. AVR extended the lease to 8/15/2015 as allowed in the lease agreement.

AVR	Pending—13-14 WY Transfer-Town of AV-[Redacted] Cost- Carryover

AVR	Pending—13-14 WY Transfer-Town of AV-[Redacted] cost-FPA

PWC	Bellflower Unified School District	89 AF Water rights lease

PWC	Inglewood Park Cemetery	317 AF Water rights lease

PWC	City of South Gate	1000 AF Water rights lease

PWC	San Gabriel Valley Water Company	500 AF Water rights lease

PWC	Simmons Trust	33 AF Water rights lease

PWC	Coast Packing Co.	425 AF Water rights lease

PWC	City of Artesia, CA	Franchise agreement to operate within the City of Artesia

PWC	City of Bellflower, CA	Franchise agreement to operate within the City of Bellflower

PWC	City of Santa Fe Springs, CA	Franchise agreement to operate within the City of Santa Fe Springs

PWC	Los Angeles County	Ordinance granting a water pipeline franchise

(viii)

1.	Certain restrictions with respect to the operation and ownership of Mountain Water are set forth in that certain letter agreement dated September 22, 2011 by and among the City of Missoula, Clark Fork Coalition and Carlyle Infrastructure Partners, L.P.

2.	The Montana Public Service Commission issued that certain Stipulation (Docket No. D2011.1.8) that included certain restrictions on Mountain Water.

3.	Park Water and Mountain Water are subject to certain ring fencing and other restrictions as set forth in that certain Order No. 7149D of the Public Service Commission of Montana and that certain Decision No. 11-12-007 of the Public Utilities Commission of California.

Company	Governmental Entity	Purpose	Description
PWC	City of Compton, CA	Collection of a utility tax	Amends Section 3-4.6(a) of the City Code to impose a tax of 10% of charges for water used in the City and collected from each user

PWC	City of Lynwood, Ca	Collection of a utility tax	Imposes a utility user’s tax of 9% of charges for water used in the City and collected from each user

PWC	City of Norwalk, CA	Collection of a business license tax	2% of gross receipts for services provided in the City

(ix)

None

(x)

1.	Eighth Supplemental Indenture by Park Water Company to BNY Western Trust Company as Trustee dated as of May 1, 2002, Supplementing, Amending and Restating Indenture Dated as of November 1, 1973, as further supplemented by Supplemental Indentures Seventh through Fourteenth.

2.	Loan Agreement dated as of January 22, 2009 by and between Bank of America and Park Water Company as amended by Amendment Numbers 1, 2, 3 and 4.

3.	Stand-Alone Revolving Note by Mountain Water Company in favor of U.S. Bank dated November 2, 2006, as amended by Amendment Numbers 1, 2, 3 and 4.

4.	Business Security Agreement by Mountain Water Company in favor of U.S. Bank dated November 2, 2006.

5.	Loan Agreement dated February 13, 2014 by and between Wells Fargo Bank, National Association and Park Water Company.

6.	Loan Agreement dated as of February 5, 2010 by and between Mountain Water Company and the Department of Natural Resources and Conservation of the State of Montana.

7.	Term Loan Agreement, dated August 26, 2014 between Park Water Company and CoBank, ACB.

8.	Blocked Account Control Agreement by and among Mountain Water Company, the Department of Natural Resources and Conservation of the State of Montana and U.S. Bank National Association dated as of February 5, 2010.

9.	$416,300 Promissory Note (DNRC Drinking Water State Revolving Fund Program) Taxable Series 2010A by Mountain Water Company.

10.	$333,700 Promissory Note (DNRC Drinking Water State Revolving Fund Program) Taxable Series 2010B by Mountain Water Company.

11.	Contract No. 07360 dated December 22, 2008, between Park Water Company and the Los Angeles County Children and Families First – Proposition 10 Commission, as amended.

12.	Park Water and the Operating Companies receive deposits from customers to establish credit that are refunded after satisfactory payment for 12 months (“Customer Deposits”). As of July 31, 2014, the balance of the un-refunded Customer Deposits for Park Water and the Operating Companies is $508,262 (Park Water: $229,799; Apple Valley Ranchos Water Company: $208,596; and Mountain Water Company: $69,507).

13.	The Company receives, from time to time, deposits from potential customers and general contractors for work to be done at the tap with respect to construction. The aggregate amount of the deposits as of August 27, 2014, is $299,761.

The following is a list of construction agreement advances. 1 These advances are amortized over the period shown below with Current Balances for finalized agreements as of December 31, 2013. 2

		Advance Contract
Contract No.	Contracting Party	Date Signed	Duration (Years)	Original Amount	Current Balance
				[Redacted]	[Redacted]

Park Water Company
212	City of Bellflower	12/28/1985	40
213	Economic/Redevelopment Division	1/4/1985	40
215	Amos Hamilton	9/30/1984	40
216	Century Housing Corp.	4/30/1987	40
217	Union Development Company, Inc.	7/15/1987	40
218	Elias Shokrian	7/19/1989	40
219	Harold P. Johnson Trust	10/8/1990	40
220	Kaiser Foundation Hospital	1/22/1991	40
221	King/Drew Medical Center	6/1/1993	40
222	Christina Trust, Division of Wilmington Savings Fund Society	8/1/1995	40
223	Lyman W.&J.Mae Taylor,Trustees	11-30-96	40
224	Century Housing Corp.	9/2/1997	40
225	Leonard Charitable Foundation	01-05-98	40
226	Wandel Family 2003 Revocable Trust.	01-09-98	40
227	Mary Jeanne Mooney	01-18-99	40
228	Michael David Lamb/Lorie Lea Lamb Revocable Living Trust	06-25-99	40
229	King/Drew Medical Magnet High School (LAUSD)	08-17-99	40
23-001	Economic/Redevelopment Division	01-04-85	40
231	William Lowe	01-22-01	40
232	Target Corp.	09-17-02	40
233	Target Corp. (On-Site)	09-17-02	40
234	Target Corp. (Phase III)	09-17-02	40
235	Uniland	09-19-02	40
236	George F.McKenney	2-9-07	40

Apple Valley Ranchos Water Company
33	O.J. Mc Carter Trust	8/20/1982	40
34A/R/C	Alexa Dell’Acqua/Robert Reardon/Dorothy Cox	11/23/1982	40
35	The Estate of Robert W Dauterman	6/22/1983	40
37	H C Burchett &Dorothy E Harris	12/14/1982	40
70	Robert Glenn Guthrie, Trustee	10/21/1986	40
72	F Allen Campbell or Deborah Campbell	1/12/1987	40
73	Barbara Shores	1/12/1987	40
78	Kathleen Bussard	3/3/1987	40
79	Dan Mehr Construction- DBA Baucorp	3/5/1987	40
80	Darryl Kraige	11/13/1986	40
81	Joanna Brewster	3/6/1987	40

[1]	Park Water Company and the Operating Companies receive deposits from developers for construction of developer-funded facilities prior to construction of those facilities. As of July 31, 2014, the amounts of developer deposits not yet expended for construction of facilities are: (i) $18, 978 for Park Water Company; (ii) $1,198,820 for Mountain Water Company; and (iii) $114,770 for Apple Valley Ranchos Water Company.
[2]	Park Water Company and the Operating Companies process annual advance refunds in June of each year.

		Advance Contract
Contract No.	Contracting Party	Date Signed	Duration (Years)	Original Amount	Current Balance
				[Redacted]	[Redacted]
82	Joanna Brewster	3/6/1987	40
83	Leo R Turgeon	4/10/1987	40
84	Jess Reid	1/21/1987	40
85	Glenn A Romalcy	7/31/1987	40
86	AV Baptist Church	8/10/1987	40
87	Mark Uyekawa	5/11/1987	40
88	Adel Helal & Sanaa Halel	5/26/1987	40
89	Kenneth R Clark	4/28/1987	40
90	Ron Le Clair	5/26/1987	40
91	Guy Coons	6/2/1987	40
92	County of SBDO Dept of Airports	5/4/1987	40
93A	Frances A Bass	5/12/1987	40
93B	Frances A Bass	5/12/1987	40
94	Diana B McLaughlin	3/17/1987	40
95	Judy Venn & Assoc	6/1/1987	40
96	Diana B McLaughlin	8/21/1987	40
97	Water Company Refund Contract Trust 2010-1	8/24/1987	40
98	William Martin Construction	6/10/1987	40
99	Forecast Corp.	5/8/1987	40
100	Vivian Mc Eachern	10/21/1987	40
101	L Shinder & J Riding	10/20/1987	40
102	Diane J Lile	9-21-87	40
103	Don Dalley	2/3/1987	40
104	Tom Athan	10/21/1987	40
105	Rebecca Riggs, Tr. Exempt Trust	11/3/1987	40
106	Elaine M. Huish SEP IRA First Trust of Onaga	11/24/1987	40
107	High Desert Youth Soccer League	4/12/1988	40
108	AVUSD/Sandia School	3/29/1988	40
109	William G Leonard	12/16/1988	40
110	Elizabeth Gaynor	1/6/1989	40
111A/B	Glenn J Provost/Don Symington	6/23/1987	40
112	Roy Vance	10/28/1987	40
113	Tamara McKenzie	11/22/1988	40
114	Ken Richmond	3/21/1988	40
115	Laverne L. galvanized, Trustee- L Leeburg Rev Trust	7/5/1988	40
116	Alan Accomazzo	2/8/1989	40
117	Bernard Murphy	10/11/1988	40
118	Ara & Zachary Weiss	11/17/1988	40

		Advance Contract
Contract No.	Contracting Party	Date Signed	Duration (Years)	Original Amount	Current Balance
				[Redacted]	[Redacted]
119	Roy Vance	12/10/1988	40
120	Lloyd E Rigler & Lawrence E Deutsch Foundation	4/13/1989	40
121	Ken Richmond	12/22/1989	40
122	Patricia Billat & Susan Seruga, JTWROS	11/10/1988	40
123	Brian R & Deborah Ann Sweet	3/3/1989	40
124	George M & Barbara M Rugtiv	12/12/1988	40
125	Barbara Robben	8/30/1990	40
126	Roy Vance —Ph III	7/12/1989	40
127	Michael Billat & Gayle Billat, JTWROS	8/10/1989	40
128	AV Transfer & Storage- Robert Layton	1/25/1990	40
129	1ST Nat’l Bank of Onaga FBO IRA 4100862800	4/13/1989	40
130	James D Rigler Trust	8/10/1989	40
131	Timber Terra Investments Inc	1/16/1990	40
132	Roy Vance — Ph IV	10/5/1989	40
133	Joshua Mark Valk	6/30/1990	40
134	Gary Osborne	11/1/1989	40
135	Richard A Norene & Steven L Davis	8/31/1990	40
136	Atlantic Richfield Co. — Linda Huber	8/31/1990	40
137	Jerl Development	10/3/1990	40
138	Mansard Holdings, Inc	8/31/1990	40
139A/B/C	John Easton/Jennifer Easton/Elizabeth Easton	11/30/1990	40
140A	Philip Kempler	11/30/1990	40
140B	Leonard Charitable Foundation	8/31/1992	40
141	Richard A Norene & Steven L Davis	9/30/1990	40
142	Marjorie Covey	10/12/1990	40
143	SBCO Dept of Airports	11/30/1990	40
144	Lloyd E Rigler & Lawrence E Deutsch Foundation	12/31/1990	40
145	Lloyd E Rigler & Lawrence E Deutsch Foundation	12/31/1990	40
146	Jack Golden	11/30/1990	40
147	Jack J & Kathryn J Morrill — Morrill Family Trust	10/30/1990	40
148	Leonard Charitable Foundation	11/30/1990	40
149	Steven P. Covey	11/30/1990	40
150A	K-Mart Corp	12/31/1990	40
150B	Albertsons Inc.	5/31/1991	40
150C	Ralphs Grocery Company	8/9/1991	40
151	Roy Vance Ph II	1/29/1991	40

		Advance Contract
Contract No.	Contracting Party	Date Signed	Duration (Years)	Original Amount	Current Balance
				[Redacted]	[Redacted]
152	Roy Vance Ph III	1/29/1991	40
153	George London Foundation for Singers, Inc	2/25/1991	40
154	Greg Holtz	5/30/1991	40
155	F Allen Campbell	2/5/1991	40
156	Todd Development Inc c/o Clayton S Todd	7/31/1991	40
157	AVUSD Jr. High #2	6/30/1990	40
158	Corwin Medical Group	9/19/1991	40
159	Roy Vance Ph IV	8/8/1991	40
160	CK Properties	10/18/1991	40
161	Timber Terra Investments	8/31/1991	40
162	Church of the Valley	10/22/1991	40
163	Mansard Holdings, Inc	10/29/1991	40
164A-1/2/3	Alexa Dell’Acqua/Dorothy Cox/Robert Reardon	10/31/1991	40
164B	H C Burchett & Dorothy E Harris	10/31/1991	40
164C	Jim Willis	1/7/1992	40
164D	Dr. Robert D Blackman	12/27/1991	40
164E	Neptune Co Asset Holdings, LLC	10/31/1991	40
165	AVUSD Jr. High #2	12/31/1991	40
166	Thomas A Lewis	2/29/1992	40
167	Leonard Charitable Foundation	5/31/1992	40
168	Roy Vance	5/31/1992	40
169	A.V.Park & Rec	8/31/1992	40
170	Roy Vance	05-31-92	40
171A	The Robert & Irma Layton Living Trust	12-31-92	40
171B	Ken Dinsmore	7/27/1993	40
171C	Jo Goeden	8/31/1995	40
171D	Don Cooley	3/10/2003	40
172	Richard Cambridge	8/31/1993	40
173	Roy Vance	07-31-93	40
174	Nikiforos Valaskantjis	7/31/1993	40
175	Elizabeth H Sellier, Trustee —Sellier Trust	9/30/1993	40
176	Suzanne F Garrettson—Garrettson Living Trust	11/30/1993	40
177	Patricia M or Joseph P Downes	11/30/1993	40
178	Ken Richmond	12/31/1993	40
179	AVUSD —AV Cont High School	8/31/1994	40
180	Leonard Charitable Foundation	08/31/94	40
181	Sellier	8/31/1994	40

		Advance Contract
Contract No.	Contracting Party	Date Signed	Duration (Years)	Original Amount	Current Balance
				[Redacted]	[Redacted]
182	Leonard Charitable Foundation	9/30/1994	40
183	Tamara McKenzie	01/24/95	40
184	Ken Richmond	1/12/1996	40
185	Leonard Charitable Foundation	01/18/96	40
186	Leonard Charitable Foundation	1/12/1996	40
187	Betsy Edwards, Trustee—W. Edwards Trust	12/31/1996	40
188	Ken Richmond	2/6/1997	40
189	Gary A & Winifred Jess—Ledford Family Trust	6/30/1997	40
190	Leonard Charitable Foundation	9/11/1997	40
191	Meadow Brook LLC	9/15/1997	40
192	Ken Richmond	10/15/1997	40
193	Gary A & Winifred Jess—Ledford Family Trust	1/28/1998	40
194	Mike Florance	1/28/1998	40
195	William G Leonard	6/8/1998	40
196	SBCO Dept of Airports	7/17/1998	40
197	Mike Florance	8/6/1998	40
198	AVUSD — AV High School #2	12/31/1998	40
199	Ken Richmond	12/31/1998	40
200	Mike Florance	9/17/1998	40
201	Albertsons Inc. — Property Accounting	12/31/1998	40
202	Landmark Plaza LLC — Dr. Wong	6/30/1999	40
203	Merrill Gardens — c/o Terry French	6/30/1999	40
204	Patricia Billat & Michael Billat JTWROS	6/30/1999	40
205	Gary A & Winifred Jess—Ledford Family Trust	6/30/1999	40
206A	Bernard Lockette	6/30/1999	40
206B	Linda M West	6/13/2000	40
207	Lyman W & J Mae Taylor	7/30/1999	40
208A	Mike Florance	10/1/1999	40
208	Lewis Center for Education Research	10/1/1999	40
209	Forrest Angelopoulos	11/16/1999	40
210	Auto Zone Store Development	11/17/1999	40
211	Rite Aid Corp.	12/14/1999	40
212	Gary A and Winifred Jess — Ledford Family Trust	12/21/1999	40
213A	Jones & Jones Medical Group	12/30/1999	40
213B	ST. Mary’s Choice Med Group	12/1/2003	40
214	AVUSD-AV Alternate Ed	12/28/1999	40

		Advance Contract
Contract No.	Contracting Party	Date Signed	Duration (Years)	Original Amount	Current Balance
				[Redacted]	[Redacted]
215	High Desert Foundation for Academic Excellence	5/31/2000	40
216	Fonkalsrud Family Trust	10/26/2000	40
217	Russ and Jennifer Munyan	11/21/2000	40
218	Mike Florance	12/12/2000	40
219	High Desert Foundation for Academic Excellence	12/21/2000	40
220	Roy J Vance	4/23/2001	40
221	Kerry & Paula Lemler	4/23/2001	40
222A	Randy S Vogel	4/24/2001	40
222B	Ramon & Monica Warren	3/18/2004	40
222C	Patrick & Angelita Ryan	5/26/2004	40
223	Casa Colina Centers for Rehabilitation	8/29/2001	40
224	Mike Florance	8/29/2001	40
225	High Desert Foundation for Academic Excellence	11/20/2001	40
226	Town of Apple Valley — AV Town Center	10/18/2001	40
227	Michael Lamb & Lorie Lamb Rev Lvng Trust	12/12/2001	40
228	Jeff Belle	1/16/2002	40
229	Gusghassan & Hassein Chouihne	6/18/2002	40
230	AV Auto Clinic	6/17/2002	40
231	Maria I. Garcia	7/19/2002	40
232	Douglas R Vance Construction	9/23/2002	40
233	Woodbury Group	1⁄2/2003	40
234	Thelma Rowe	12/2/2002	40
235	David G. or Laurine Faylor	1/10/2003	40
236	Jones Family Income Trust	1/10/2003	40
237	Mark G. Leonard, Custodian for Sarah Leonard	4/16/2003	40
238	SBCO A & E Dept—HD Juvenile Detention Ctr	5/21/2003	40
239	Lisa Carlucci	9/19/2003	40
240	Douglas R Vance Construction	12/1/2003	40
241	Robert Fuller	1/30/2004	40
242	Barbara Robben	3/24/2004	40
243	Jim Hellebrandt	7/26/2004	40
244	Jim Hellebrandt	11/16/2004	40
245	Leon Potter	3/16/2004	40
246	Ken Richmond	9/21/2004	40
247	Star West Homes	8/13/2004	40
248	James A Davis	8/26/2005	40

		Advance Contract
Contract No.	Contracting Party	Date Signed	Duration (Years)	Original Amount	Current Balance
				[Redacted]	[Redacted]
249	Mark or Candace Leonard—Leonard Fam Trust	2/25/2005	40
250	Ken Richmond	12/31/2004	40
251	Jones Family Income Trust	11/16/2004	40
252	Leonard Charitable Foundation	1/6/2005	40
253	Apple Valley Village LLC	12/16/2004	40
254	George & Karin Mable	2/15/2005	40
255	David G. or Laurine Faylor	7/18/2005	40
256	Ken Richmond	9/22/2005	40
257	Water Company Refund Contract	9/21/2005	40
258	Town of Apple Valley	6/7/2005	40
259	Ana Dutto	5/25/2005	40
260	Blas Hernandez	6/28/2005	40
261	Water Company Refund Contract	8/16/2005	40
262	AV Retirement Residence, Ltd Partnership	9/6/2005	40
263	SB Cnty Dept of Airports	8/31/2005	40
264	AV Unified School Dist-Sitting Bull Elem	9/6/2005	40
265	AV Unified School Dist-Sitting Bull Middle School	6/8/2005	40
267	1st Trust Co of Onaga FBO #4102134803	10/21/2005	40
268	Mark or Candace Leonard—Leonard Fam Trust	7/29/2005	40
269	Ken Richmond	9/10/2005	40
270	Mark or Candace Leonard—Leonard Fam Trust	9/10/2005	40
271	Curtis Dev Corp	9/10/2005	40
272	Mark or Candace Leonard—Leonard Fam Trust	4/14/2005	40
273	Edwin T & Doris A Grohs, Trust	9/23/2005	40
274	James M Leonard Revocable Trust	12/9/2005	40
275	Hossein Mazi	11/10/2005	40
276	K. Hovnanian-Forecast Homes, Inc	12/31/2005	40
277	Ken Richmond	12/30/2005	40
278	Carl R & Katherine K Crebar	12/9/2005	40
279	Water Co Refund Contract LLC	12/31/2005	40
280	Mark or Candace Leonard—Leonard Fam Trust	11/23/2005	40
281	Leonard Charitable Foundation	3/17/2005	40
282	Mark or Candace Leonard—Leonard Fam Trust	11/10/2005	40
283	Ken Richmond	12/31/2005	40

		Advance Contract
Contract No.	Contracting Party	Date Signed	Duration (Years)	Original Amount	Current Balance
				[Redacted]	[Redacted]
284	Mark or Candace Leonard—Leonard Fam Trust	11/19/2006	40
285	K. Hovnanian-Forecast Homes, Inc	2/8/2006	40
286	Victoria Wang	10/24/2005	40
287	Water Company Refund Contract	12/31/2005	40
288	Curtis Development Corp	12/31/2005	40
289	Ken Richmond	12/31/2005	40
290	Ken Richmond	12/31/2005	40
291	K. Hovnanian-Forecast Homes, Inc	12/31/2005	40
291B	K. Hovnanian-Forecast Homes, Inc	6/9/2006	40
292	1st Trust of Onaga—FBO #4102134803	12/30/2005	40
293	Mark or Candace Leonard—Leonard Fam Trust	12/31/2005	40
294	Elizabeth Leonard, Custodian for Amber Leonard	11/9/2005	40
295	Ken Richmond	2/10/2006	40
296	HPT Partners	12/30/2005	40
297	Kirk Frizell	4/10/2006	40
298	Andy Avery	4/10/2006	40
299	K. Hovnanian-Forecast Homes, Inc	2/8/2006	40
300	Curtis Development Corp	1/20/2006	40
301	M-R Builders, LLC	4/7/2006	40
302	Michael Doman or Julie Doman	4/24/2006	40
303	Karl Ross	5/2/2006	40
304	K. Hovnanian-Forecast Homes, Inc	6/20/2006	40
305	Water Company Refund Contract	6/9/2006	40
306	Pacific Scene Homes	6/9/2006	40
307	Mark or Candace Leonard—Leonard Fam Trust	6/20/2006	40
308	McGinnis Remodeling Inc	6/20/2006	40
309	M-R Builders, LLC	6/20/2006	40
310	Water Company Refund Contract	6/20/2006	40
311	Christopher Moinet	6/9/2006	40
312	McGinnis Remodeling Inc	7/27/2006	40
313	Leonard Charitable Foundation	7/27/2006	40
314	Curtis Development Corp	8/21/2006	40
315	DJ & Associates, LP- May Lee Wang	8/21/2006	40
316	Olmos Design Company	8/25/2006	40
317	Mark or Candace Leonard—Leonard Fam Trust	10/16/2006	40
318	Mark or Candace Leonard—Leonard Fam Trust	10/16/2006	40

		Advance Contract
Contract No.	Contracting Party	Date Signed	Duration (Years)	Original Amount	Current Balance
				[Redacted]	[Redacted]
319	Scholnik Family Trust	10/16/2006	40
320	Water Company Refund Contract	12/1/2006	40
321	K. Hovnanian-Forecast Homes, Inc	11/30/2006	40
322	DJ & Associates, LP — May Lee Wang	12/31/2006	40
323	K. Hovnanian-Forecast Homes, Inc	12/31/2006	40
324	K. Hovnanian-Forecast Homes, Inc	12/31/2006	40
325	Leonard Charitable Foundation	12/31/2006	40
326	FMK Management, LLC	4/6/2007	40
327	David G. or Laurine Faylor	3/28/2007	40
328	Water Company Refund Contract	12/31/2007	40
329	Logan Creek Construction	6/29/2007	40
330	Pacific Scenes Homes	6/28/2007	40
331	Leonard Charitable Foundation	10/25/2007	40
332	Apple Valley 130 LLC	10/25/2007	40
333	Robin Pellissier	9/12/2007	40
334	Water Company Refund Contract	12/31/2007	40
335	WRI Alliance Riley Venture	12/31/2007	40
336	Water Company Refund Contract	12/31/2007	40
337	American Security Bank—South Town Center	12/31/2007	40
338	Water Company Refund Contract	12/31/2007	40
339	Barbara Robben	12/31/2007	40
340	Water Company Refund Contract	12/31/2007	40
341	Crazy Horse Holding, LLC	12/31/2007	40
342	Ken Richmond	12/31/2007	40
343	1st Trust of Onaga FBO #4102134803	12/31/2007	40
344	Water Company Refund Contract	12/31/2007	40
345	Property Dev.- Constr. R200 —Target	12/31/2007	40
346A/B	Krishna Valley Temple/Sonlife Community Church	12/31/2007	40
347	Water Company Refund Contract	12/31/2007	40
348	Scholnik Family Trust	12/31/2007	40
349	Logan Creek Const.	12/31/2007	40
350	Mark or Candace Leonard—Leonard Fam Trust	12/31/2007	40
351	Lowe’s HIW Inc	12/31/2007	40
352	Mark or Candace Leonard—Leonard Fam Trust	12/31/2007	40
353	Lowe’s HIW Inc	12/31/2007	40
354	Apple-Bear Partners, LP	3/31/2008	40
355	David G. or Laurine Faylor	3/31/2008	40

		Advance Contract
Contract No.	Contracting Party	Date Signed	Duration (Years)	Original Amount	Current Balance
				[Redacted]	[Redacted]
356	Scholnik Family Trust	4/30/2008	40
357	Dr Rakesh K Grover	5/31/2008	40
358	Ken Richmond	9/15/2008	40
359	Apple Valley III Alliance/Riley LLC	10/13/2008	40
360	Keystone Restaurant Group, LLC	4/27/2009	40
361	PHD Group	7/24/2009	40
362	Town of Apple Valley	10/29/2009	40
363	Halle Properties	12/1/2010	40
364	MWA Headquarters	12/31/2010	40
365	HW Willis	6/14/2011	40
366	VVCCD Safety Training Center	9/20/2011	40
367	Oso Development- A.V. Apts	11/29/2011	40
368	Happy Trails Villas LLC	12/31/2012	40
369	AVHTV, LP	12/31/2012	40
370[3]	KZ Devco, LP	Pending Dated 06/05/14	40
371[3]	Pulte homes	Pending	40
1W	Happy Trails Childrens Foundation	9/21/1995	40
2W	Park Water Company-Tract 15384	9/30/1994	40
3W	Park Water Company-Target	8/30/1994	40
4106AC31[4]	Apple Valley 130 LLC	11/7/2007	40
411AC01[3]	Salvador Ortiz	4/29/2011	40

Mountain Water Company
300	Bob Ward’s & Sons Sporting Goods	12/12/1990	40
301	City of Missoula	10/17/1990	40
302	Mostad Construction	4/2/1991	40
303	Mostad Construction	4/2/1991	40
304	Owen, Zane	1/15/1992	40
305	Mostad Construction	1/15/1992	40
306	T & T Construction	8/29/1991	40
307	T & T Construction	8/29/1991	38
311	Fisher, Mark	1/15/1992	40
312	Hurt Construction Co	1/15/1992	40
324	Missoula County	12/16/1991	40

[3]	These Apple Valley Contracts are contracts for which construction is not yet completed. Current Balance amounts reflect cash deposits to date.
[4]	These Apple Valley Contracts are contracts for which construction is not yet completed. Current Balance amounts reflect cash deposits to date.

		Advance Contract
Contract No.	Contracting Party	Date Signed	Duration (Years)	Original Amount	Current Balance
				[Redacted]	[Redacted]
325	City of Missoula	1/15/1992	40
326	Lawler, Pat	1/15/1992	40
328	City of Missoula	10/12/1992	40
329	Nelson, Jack or Mary Jean	5/10/1993	40
331	T & T Construction	5/18/1992	40
332	City of Missoula	1/12/1992	27
333	City of Missoula	1/12/1992	28
334	City of Missoula	1/12/1992	28
335	City of Missoula	1/12/1992	26
336	City of Missoula	1/12/1992	28
337	City of Missoula	1/12/1992	29
338	City of Missoula	10/12/1992	27
340	Gustafson, Cliff	1/12/1992	37
342	Shelter West Inc	3/31/1993	38
343	Allen, Kenneth W	10/11/1992	40
344	Richter, Michael c/o Data Base Financial	1/12/1992	40
345	Lawler, Pat	1/12/1992	40
348	Missoula County	1/29/1993	40
350	City of Missoula	1/12/1992	40
351	Peterson, Don & Nancy	11/17/1993	40
352	Creative Finance & Investments, LLC	5/10/1993	40
354	T & T Construction	5/10/1993	40
355	T & T Construction	9/23/1993	38
357	American Homebuilders	12/21/1993	40
359	HCP Corp c/o Pat Lawler	9/23/1993	40
365	Walmart Stores #2147	10/26/1995	40
366	Byrne, J Michael	9/23/1993	40
367	Marbut, Michael J	8/28/1993	40
369	Laursen, David & Mari	1/12/1994	40
370	Emma Court Development c/o Charles M	1/12/1994	40
371	John Boyle, Partner, Badeum Partnership	11/16/1993	40
377	Twite, Ray	12/16/1994	40
378	Mountain States Auto Body c/o Robert D	12/31/1993	40
379	American Homebuilders	12/21/1993	38
380	John C Felton, Trustee, Felton Investment	7/12/1993	40
382	Blue Mountain Clinic	12/16/1994	40
386	Brown, Kenneth W	1/12/1994	40

		Advance Contract
Contract No.	Contracting Party	Date Signed	Duration (Years)	Original Amount	Current Balance
				[Redacted]	[Redacted]
389	Newman, Lawrence & Nadine	1/12/1994	40
390	Dague, John & Karin	1/12/1994	40
391	Fowler, Bruce	12/21/1994	40
395	Creative Finance & Investments, LLC	12/16/1994	40
396	City of Missoula	12/19/1995	40
397	B & L Corp c/o Pat Lawler	12/20/1995	40
398	Tudor House Investments	10/20/1995	40
401	Western Security Bank c/o Glacier Banco	12/22/1994	36
403	Corr, Cathy	12/12/1995	40
406	Nemoff, Gregory L	6/22/1995	40
407	T & T Construction	8/11/1995	40
410	T & T Construction	5/15/1995	40
411	Sherwood, George	5/15/1995	40
415	Cleaves, Alice & Kendal F	12/15/1995	40
416	Himes, Tom & Lynne	8/8/1995	40
418	Human Resource Council c/o Jim Morton	12/15/1995	40
419	Garden City Community Housing Develo	10/26/1995	40
422	Gustafson, Cliff	12/15/1995	40
424	B & L Corp c/o Pat Lawler	12/15/1995	40
425	Garr, Dr Scott	12/15/1995	40
426	City of Missoula	10/20/1995	40
427	Sherwood, George	12/15/1995	40
428	Sherwood, George	11/28/1995	40
429	Nelson, Jack or Mary Jean	9/8/1996	40
430	Ogren, Kathryn L c/o Bitterroot Motors	4/29/1996	40
431	Roesch, Karl	9/8/1996	40
432	American Property Development	10/25/1996	40
433	Tudor House Investments	9/8/1996	40
436	Peschel, Nic	11/27/1996	40
442	Russo, Edwin	6/14/1996	40
448	T & T Construction	7/18/1996	38
449	T & T Construction	8/26/1996	40
450	Gillespie Realty Company	9/26/1996	40
451	Gillespie Realty Company	7/23/1996	33
452	Brown, Kenneth W	9/26/1996	40
453	Theisen, Dave	8/26/1996	40
458	Corr, Cathy	10/15/1996	40
460	Orchard Promenade, LLC c/o Shelter We	3/25/1997	40

		Advance Contract
Contract No.	Contracting Party	Date Signed	Duration (Years)	Original Amount	Current Balance
				[Redacted]	[Redacted]
461	CK Housing Corporation c/o Sparrow Gr	7/11/1997	40
462	DHW, LLC	2/12/1996	40
465	Elliott, Tom	8/5/1997	40
468	Elliott, Tom	7/11/1996	36
469	Wolters, Fred	1/31/1997	40
471	Maloney Properties, LLC	12/30/1998	40
472	Devoe, Clayton E	12/6/1997	40
477	Anne Maclay Living Trust	5/29/1997	40
481	Theisen, Dave	12/29/1997	40
482	Theisen, Dave	12/31/1997	40
483	B & E Corp c/o Colin Bangs	12/31/1997	40
485	Mostad Construction	12/29/1997	40
487	Railroad Street Association c/o Zane Owe	12/29/1997	40
488	Lemm, Drake	12/31/1997	40
489	City of Missoula	12/29/1997	40
490	Missoula County	12/30/1998	40
491	B & E Corp c/o Colin Bangs	5/26/1998	40
492	B & E Corp c/o Colin Bangs	1⁄4/1998	38
495	Cooney, Scott	1/29/1999	40
496	Cooney, Scott	6/4/1998	35
497	Corr, Cathy	12/10/1998	40
498	RM Partners c/o Roland Redmond	12/10/1998	40
499	Missoula County	12/31/1998	40
500	Albertson’s Inc	9/12/1998	40
501	Libra LLC	1/15/1999	40
502	home WORD	9/12/1998	40
503	Stone Mountain Ltd	12/31/1998	40
504	Booher, Greg & Kathy	12/15/1998	40
505	Mostad Construction	12/29/1998	40
507	Twite, Scott	12/21/1999	40
508	Missoula County	2/23/1999	40
509	Swanson, Larry	5/11/1999	40
510	Shelter West/Quality Constr	3/9/1999	40
511	St Patrick Hospital	1/12/1999	40
512	Swanson, Larry	4/27/1999	33
513	Missoula County	1/12/1999	40
514	Mountain State Leasing/Missoula LLC	12/28/1999	40

		Advance Contract
Contract No.	Contracting Party	Date Signed	Duration (Years)	Original Amount	Current Balance
				[Redacted]	[Redacted]
515	Stephens Court LLC	8/11/1999	40
516	B & E Corp c/o Colin Bangs	7/26/1999	38
517	City of Missoula	1/2/2000	40
518	Les Schwab Tire	12/30/1999	40
520	Sankey, Brien	2/24/2000	40
521	Diddel, John or Carolyn	10/1/2001	40
522	Wells Fargo Corporate Properties	7/10/1999	38
523	Triple W Equipment	2/17/2000	40
524	Lemm, Drake	1/19/2001	40
525	Majerus Construction	3/16/2001	40
527	Majerus Construction	9/2/2000	36
528	Sankey, Brien	9/2/2000	33
530	A & P, LLC	1/19/2001	40
531	Dilworth, Leticia	3/16/2001	40
532	Northgate Development Park	12/31/2000	40
533	Missoula County	1/29/2001	40
534	Grizzly Auto	8/2/2001	40
535	Missoula County	8/2/2001	40
537	Hall, Steve	3/16/2001	40
538	Stone Mountain Ltd	1/17/2001	40
3100A010	Pickens, Al & Diane	12/31/2001	40
3100A011	Stone Mountain Ltd	3/28/2001	40
3100A013	Tatum, Dana	11/1/2001	40
3100A014	Montana First Credit Union	5/31/2001	40
3100A015	Montana Regional Orthopedic, LLC	1/16/2001	40
3100A016	Elliott, Tom	7/24/2001	40
3100A017	Montana First Credit Union	1/11/2000	18
3101A001	Wesmont Builders	6/20/2002	40
3101A002	Lemm, Drake	12/31/2001	40
3101A003	Diddel, John or Carolyn	12/13/2001	40
3101A005	Stone Mountain Ltd	12/31/2001	40
3101A006	Canyon River Development, LLC	12/31/2005	40
3101A007	Shooshtari, Nader & Nancy	9/8/2002	40
3101A008	Peschel, Nic	12/31/2001	40
3101A009	Twite, Ray	12/31/2001	40
3101A010	Missoula County	12/31/2001	40
3101A011	Northwest Territories c/o Stebner Real Es	12/31/2001	40
3101A012	Earls, Joy & Mark	12/31/2001	40
3101A013	Woodmont Missoula GP, LLP	12/31/2001	40

		Advance Contract
Contract No.	Contracting Party	Date Signed	Duration (Years)	Original Amount	Current Balance
				[Redacted]	[Redacted]
3101A014	Riggert, Darr	12/31/2001	40
3101A015	Diddel, John or Carolyn	12/31/2002	40
3102A001	Rocky Mountain Elk Foundation	12/31/2004	40
3102A002	Missoula County	12/31/2002	40
3102A003	Creighton, Tim & Rebecca	12/31/2002	40
3102A004	L & M Construction LLP	12/31/2002	40
3102A006	Stone Mountain Ltd	12/31/2002	40
3102A007	N & E Ventures I, LLC	12/31/2002	40
3102A008	B & E Corp c/o Colin Bangs	6/11/2002	40
3102A010	Executive Property Management, LLC	12/31/2002	40
3102A011	Easton, Joe	2/12/2004	40
3102A012	Twite, Ray	12/19/2002	40
3102A013	Wesmont Builders	12/31/2002	40
3102A014	Missoula County	12/31/2002	40
3102A015A	B & E Corp c/o Colin Bangs	12/31/2002	40
3102A015B	Wesmont Builders	12/31/2002	40
3102A016	1150 South 13th West LLC	12/12/2002	40
3102A017	River Rock Apartments	11/30/2002	40
3102A018	Silvertip Partners I, LLC	6/13/2003	40
3102A019	Lowe’s HIW, Inc	12/31/2003	40
3102A020	Expressway, LLC	12/31/2002	40
3102A021	L & M Construction LLP	10/22/2003	40
3102A022	City of Missoula	11/9/2003	40
3102A023	Gergen, Dennis	12/31/2003	40
3102A024	Tulees, LLC	5/29/2003	40
3102A025	Diddel, John or Carolyn	7/17/2003	40
3102A026	Wesmont Builders	6/11/2003	40
3102A027	Brothers Building LLC	10/31/2004	40
3103A001	Justus, Ken	12/31/2003	40
3103A002	Stone Mountain Ltd	12/31/2003	40
3103A003	Twite, Scott	6/13/2003	40
3103A005	University of MT-Residence Life Office	12/31/2003	40
3103A006	Everard, James Lynn & Leslee R	12/31/2003	40
3103A007	Associated Consultants	5/29/2003	40
3103A009	Wesmont Builders	12/31/2003	40
3103A010	Ditchstone, LLP	12/31/2003	40
3103A011	N & E Ventures I, LLC	12/16/2004	40
3103A012	WK Holding	4/9/2003	40
3103A013	Diddel, John or Carolyn	12/31/2003	40

		Advance Contract
Contract No.	Contracting Party	Date Signed	Duration (Years)	Original Amount	Current Balance
				[Redacted]	[Redacted]
3103A014	Peschel, Nic	12/12/2003	40
3103A015	KJR, LLP	6/11/2003	40
3103A016	Field, Dallas	12/31/2003	40
3103A017	Mostad Construction	12/31/2003	40
3103A018	Ft Courage Child Care	10/31/2004	40
3103A019	Missoula Senior Housing, LLC	12/21/2004	40
3103A020	Dave Smith Dominion Group	12/22/2004	40
3103A021	Grutsch, George & Dianne	3/12/2004	40
3103A022	Furniture Row USA	10/31/2004	40
3103A023	Salvation Army	6/23/2005	40
3103A024	Wesmont Builders	12/31/2004	40
3103A025	Crestview Apartments	10/11/2004	40
3103A026	Entrust New Direction IRA	12/31/2004	40
3103A027	Hollenbeck, Jeff	10/11/2004	40
3103A028	Lemm, Drake	12/1/2006	40
3103A029	Stone Mountain Ltd	6/1/2005	40
3103A030	Missoula County Rice, Gil & Janet: Kent/Kemp	12/22/2004	40
3103A031A	Extension	12/3/2004	40
3103A031B	Moyer, Glen & Rhonda	12/3/2004	40
3103A031C	Traver, Dave	12/3/2004	40
3104A001	B & E Corp c/o Colin Bangs	12/31/2004	40
3104A003	Treasure State Ranches	12/16/2004	40
3104A004	Poindexter Homes	10/31/2004	40
3104A005	Orchard Gardens Limited Partnership	9/12/2005	40
3104A006	Wesmont Builders	7/1/2005	40
3104A007	Maloney Properties, LLC	12/31/2004	40
3104A008	Diddel, John or Carolyn	12/22/2004	40
3104A009	Ault, Ken	2/12/2004	40
3104A010	MCC Properties, LLC	10/11/2004	40
3104A011	Aislinge, LLC	7/1/2005	40
3104A012	Montana Regional Orthopedic, LLC	12/31/2004	40
3104A014	Sankey, Brien	11/2/2005	40
3104A015	Summit Hotel Properties, LLC	12/31/2004	40
3104A016	GH Land Company	12/31/2004	40
3104A017	Norco	4/28/2005	40
3104A018	North Missoula Community Dev Corp	12/31/2005	40
3104A019	Wesmont Builders	12/31/2004	40
3104A020	B & E Corp c/o Colin Bangs	1/12/2005	40
3104A021	Insured Titles	9/14/2005	40

		Advance Contract
Contract No.	Contracting Party	Date Signed	Duration (Years)	Original Amount	Current Balance
				[Redacted]	[Redacted]
3105A001	Shelter West Inc	9/12/2005	40
3105A002	Missoula County Airport Authority	7/31/2005	40
3105A004	Shelter West Inc	6/12/2006	40
3105A006	Diddel, John or Carolyn	12/31/2005	40
3105A007	Stone Mountain Ltd	12/31/2005	40
3105A009	Dave Smith Dominion Group	12/21/2005	40
3105A010	Missoula County	11/20/2006	40
3105A011A	Great Spaces, Inc. c/o Paul Snyder	5/31/2006	40
3105A011B	Brunner, Josh	5/31/2006	40
3105A011C	Erika Hoggatt	5/31/2006	40
3105A012	Hill Homes	12/29/2006	40
3105A013	City of Missoula	12/20/2006	40
3105A014	Montgomery, Jolyn	7/14/2006	40
3105A017	Canyon River Properties LLC	12/31/2013	40
3105A018	Missoula County	12/29/2006	40
3106A001	B & E Corp c/o Colin Bangs	10/18/2006	40
3106A002	Stone Mountain Ltd	12/31/2007	40
3106A003	WMS Contracting	12/21/2006	40
3106A004	Diddel, John or Carolyn	5/12/2006	40
3106A005	Emery, Rick	11/10/2007	40
3106A006	SAT Family Limited Partnership	12/14/2006	40
3106A007	GNA Associated, c/o Sparrow Group	12/31/2006	40
3106A009	Wesmont Builders	12/31/2006	40
3106A012	B & E Corp c/o Colin Bangs	12/29/2006	40
3106A013	Shelter West Inc	9/18/2007	40
3106A016	B & E Corp c/o Colin Bangs	7/20/2007	40
3106A017	Rods N Dogs Car Wash	12/21/2006	40
3106A018	Jackson, Marcus	4/12/2006	40
3106A022	Hauser, Jan	12/31/2008	40
3106A024	Schoolhouse Development	12/19/2008	40
3106A026	Canyon River Development, LLC	12/31/2007	40
3107A001	Shelter West Inc	12/31/2007	40
3107A004	B & E Corp c/o Colin Bangs	7/20/2007	40
3107A006	City of Missoula	12/31/2008	40
3107A007	homeWORD	6/18/2009	40
3107A008	Lorraine South County Water District	12/31/2008	40
3107A009A	Allen, Kenneth W	12/31/2007	40
3107A009B	Kallemeyn, Kristen	12/31/2007	40
3107A010	Khameneh, Farhad	10/17/2007	40

		Advance Contract
Contract No.	Contracting Party	Date Signed	Duration (Years)	Original Amount	Current Balance
				[Redacted]	[Redacted]
3107A012	Dunton, Phyllis (Thomas)	12/17/2008	40
3107A013	Diddel, John or Carolyn	12/31/2008	40
3107A014	Anderson, Vaughn	9/21/2007	40
3107A015	Eagle Watch Investments	10/17/2007	40
3107A016	Lloyd Twite Family Partnership	10/18/2013	40
3107A017	Meadowwood Enterprises LLC	4/8/2008	40
3107A018	Tragically Hip LLC	11/26/2008	40
3107A020	Canyon Holdings, LLC	12/31/2007	40
3107A021	Winterer, Sheena	12/30/2008	40
3107A022A	Missoula Federal Credit Union	12/31/2008	40
3107A022B	JFB Investments	12/31/2007	40
3107A023	Missoula County	10/1/2008	40
3107A024	Clizbe PNC Development	12/17/2008	40
3107A025	RC Hobbs Enterprises	12/31/2008	40
3107A027	Missoula County	10/17/2007	40
3107A028	B & E Corp c/o Colin Bangs	12/19/2008	40
3107A029	Canyon River Development, LLC	12/31/2007	40
3108A002	Mostad Construction	12/31/2008	40
3108A003	Water’s Edge Properties	12/31/2008	40
3108A004	Allen, Kenneth W	12/31/2008	40
3108A005	Hellgate School District #4	12/31/2008	40
3108A006	Canyon River Properties LLC	12/31/2013	40
3108A007	Vista Ventures	9/16/2009	40
3108A009	Missoula County	8/29/2008	40
3108A011	B & E Corp c/o Colin Bangs	7/24/2009	40
3108A012	Missoula County Public Schools	9/9/2008	40
3108A013	Missoula Housing Authority	10/30/2009	40
3108A014	St Patrick Hospital	5/12/2008	40
3108B001	City of Missoula	8/28/2009	40
3108B002	City of Missoula	4/14/2009	40
3108B004	City of Missoula	4/21/2009	40
3108B005	City of Missoula	4/21/2009	40
3108B006	City of Missoula	8/19/2009	40
3109A001	City of Missoula	7/24/2009	40
3109A003	Delridge Estates	12/6/2009	40
3109A005	Matz Family Chiropractic Center	10/15/2009	40
3109A006	Stockyard Investments, LLC	12/31/2009	40
3109A007	City of Missoula	12/15/2009	40
3109A008	City of Missoula	12/15/2009	40

		Advance Contract
Contract No.	Contracting Party	Date Signed	Duration (Years)	Original Amount	Current Balance
				[Redacted]	[Redacted]
3109A009	Hall, Roger	12/30/2009	40
3109A010	Stockyard Investments, LLC	7/27/2010	40
3109A011	City of Missoula	12/15/2009	40
3110A001	City of Missoula	8/24/2010	40
3110A002	Herzog, Mike	8/24/2010	40
3110A003	Parmiter, Norman	12/29/2010	40
3110A004	Silvertip Housing	8/14/2012	40
3110A005	Grover Development, LLC	12/31/2010	40
3110A006A	Erickson, Delbert	12/31/2010	40
3110A006B	Calder, Don	12/31/2010	40
3110A007	Missoula Redevelopment Agency	10/1/2011	40
3110A008	Nate Tollefson Construction	n/a	40
3110A009A	NKSJB Family Limited Partnership	12/14/2011	40
3110A009B	Twite, Scott	12/14/2011	40
3111A001	4000 Mullan Road, LLC	9/17/2012	40
3111A002	Joe Hylton	12/31/2011	40
3112A001	Missoula Redevelopment Agency	11/30/2012	40
3112A002	Stockyard Road Investments	12/31/2012	40
3112A005	Missoula Redevelopment Agency	10/25/2012	40
3113A001	Montana Apartment Company LP	12/14/2013	40
3113A002	Manookian Developers	9/25/2013	40
3113A003	Manookian Developers	9/25/2013	40
3113A004	Missoula Redevelopment Agency	12/31/2013	40
3113A005	Wager, Dave	9/30/2013	40
3113A006	Woodbury Corporation	12/31/2013	40
3113A007A	Hoyt, Wade	10/25/2013	40
3113A007B	Mostad Construction	10/25/2013	40
327-A	Loken, Steve	11/7/2007	24
327-B	Loken, Chris	11/7/2007	24
342-A	Russo, Edwin	6/17/1996	38
346-A	Russo, Edwin	11/7/2003	30
346-B	Hook, Rea	11/7/2003	30
347-A	Duncan Dr Water Assoc	12/15/1992	38
347-B	Newman, Lawrence & Nadine	6/23/1994	38
347-C	Dague, John & Karin	6/23/1994	38
347-D	Himes, Tom & Lynne	6/20/1995	38
3501A001	NKSJB Family Limited Partnership	12/31/2001	40
3501A002	Twite, Scott	11/21/2001	40
3501A002A	Twite, Joy E	11/21/2001	40

		Advance Contract
Contract No.	Contracting Party	Date Signed	Duration (Years)	Original Amount	Current Balance
				[Redacted]	[Redacted]
3501A003-A	Twite, Scott	1/2/2004	40
3501A003-B	DJT Family Limited Partnership	1/2/2004	40
355-A	Russo, Edwin	6/17/1996	38
356-1	Caras, Jim	5/10/1993	40
356-2	Stevenson, John R & Mary	5/10/1993	40
356-3	Forman, Kathryn	5/10/1993	40
356-4	Drew, Warren	5/10/1993	40
367-A	Like-Nu Auto Service	6/23/1999	40
410-A	Theisen, Dave	1/6/1997	40
410-B	Edgell Homes	1/11/1997	40
427-A	Theisen, Dave	1/6/1997	40
428-A	Edgell Homes	1/11/1997	40
439-A	Balogh, Zoltan	8/29/1996	40
439-C	Lavoie, Randy & Esther	8/29/1996	40
439-D	Peacock, Marjorie M	8/29/1996	40
442-A	Anne Maclay Living Trust	5/29/1997	40
456-A	Russo, Edwin	7/18/2003	40
456-B	Hook, Rea	7/18/2003	40
466-1	Elliott, Tom	3/28/1997	40
466-2	Triple W Equipment	3/28/1997	40
467-1	Elliott, Tom	7/11/1996	40
467-2	Triple W Equipment	7/11/1996	40
486-1	Wesmont Builders	9/30/1997	40
486-2	Diddel, John or Carolyn	9/30/1997	40
494-1	Tex Cates c/o Cates Realty	5/13/1998	40
494-2	Ouellette, James	5/13/1998	40
506-A	Twite, Scott	2/1/2004	40
506-B	DJT Family Limited Partnership	2/1/2004	40
519-A	Callaghan, Barbara	3/2/2000	40
519-B	O’Connell, Philip	3/2/2000	40
526-1	Twite, Scott	9/14/2000	40
526-2	Twite, Joy E	9/14/2000	40
529-1	Maloney Properties, LLC	11/1/2001	40
529-2	Maloney Properties, LLC	11/1/2001	40
3114A001[5]	ROGER HALL	03/03/2014	40
3114A002	DAVE MANOOKIAN	03/24/2014	40

[5]	These Mountain Water Contracts signed in 2014 are contracts for which construction is not yet completed. Balance amounts reflect cash deposits to date.

		Advance Contract
Contract No.	Contracting Party	Date Signed	Duration (Years)	Original Amount	Current Balance
				[Redacted]	[Redacted]
3114A003	CITY OF MISSOULA	04/11/2014	40
3114M001	DAVE EDGELL	02/18/2014	40
3114M002	LLOYD TWITE/ Maloney	04/15/2014	40
3114M003	WOODBURY	04/01/2014	40
3114M004	SCOTT COONEY	05/07/2014	40
3114M005	GRASS VALLEY	04/18/2014	40
3114M006	DAVE MANOOKIAN	04/18/2014	40
3114A004	TERRY O’KEEFE	06/06/2014	40
3112A004	Twite/Maloney	05/15/2014	40
3114A005	Twite/Maloney	06/11/2014	40

Park Water and each other Operating Subsidiary receives additional deposits and advances which are not reflected above.

(xi)

1.	That certain Separation Agreement, dated June 24, 2014.

2.	See Items 4 through 14 of Schedule 4.18(b).

3.	That certain Letter Agreement, dated September 22, 2011 by and among the City of Missoula, Clark Fork Coalition and Carlyle Infrastructure Partners, L.P.

4.	[Redacted]

SCHEDULE 4.12

Inventory

Inventory is stored at premises owned or leased by the Company.

SCHEDULE 4.15(a)

Real Property Interests

Park Water Company

Description	Location/Address	Acquired Term	APN Grantor/Lessor
Real Property Owned - Land
WELL SITE 07-B	HALO DR. COMPTON	1947	6186-043-017
WELL SITE 12-C	1513 GRANDEE, COMPTON	2013	6144-017-031
WELL SITE 04-B	12535 HARRIS AVE, LYNWOOD	1952	6186-019-014
WELL SITE 06-E	11518 EXCELSIOR DR., NORWALK	1949	8079-006-004
WELL SITE 12-B	1515 GRANDEE AVE COMPTON	1954	6144-017-032
WELL/RESERVOIR SITE 19-B	1743 118TH ST COMPTON	1968	6149-014-012
WELL SITE 28-B	13415 REGENTVIEW BELLFLOWER	1950	6280-018-016
RESERVOIR SITE 29-J	15401 BLOOMFIELD NORWALK	1954	8082-013-001
WELL SITE 29-H	12214 ALONDRA BLVD NORWALK	1952	8082-020-021
WELL SITE 40-B	9937 LINDALE ST BELLFLOWER	1950	6274-011-015
WELL 13-C	1019 ARBUTUS COMPTON	1948	6143-001-017
RESERVIOR SITE 16-A	2209 SALINAS ST COMPTON	1941	6134-004-019
WELL SITE 40-D	12915 HANWELL AVE D0WNEY	1951	6262-020-015
WELL SITE 41-A	12312 CURTIS & KING RD NORWALK	1948	8021-023-029
WELL SITE 09-D	2509 GREENLEAF COMPTON	1951	7301-022-040
WELL SITE 46-C	13902 HALCOURT AVE N0RWALK	1950	8052-002-056
DOWNEY OFFICE & YARD	9750 WASHBURN ROAD DOWNEY	1970	6283-020-020
WELL 23-E	14818 LAKEWOOD PARAMOUNT	1951	6278-008-001
WELL 28-C	10200 FAYWOOD BELLFLOWER	1952	6275-009-021
			8049-030-
WELL SITE 46-A	12902 FAIRFORD NORWALK	1949	009/011/015
WELL SITE 46-B	FOSTER & SAN ANTONIO NORWALK	1949	8054-016-020

40 UNDEVELOPED ACRES (NON-UTILITY)	VENTURA COUNTY		040-0-010-255

Real Property Owned - Water Rights (Central Basin)
1 ACRE-F00T / YEAR		2006	8910-840-961
100 ACRE-FEET / YEAR		2013	8910-840-075
600 ACRE FEET / YEAR		2014	8910-840-963

Real Property Leased - Land & Right-A-Ways

Description	Location/Address	Acquired Term	APN Grantor/Lessor
LICENSE AGREEMENT FOR PARKING	50’x100’ SE CORNER OF SCE LONGDON SUBSTATION (ADJACENT TO WELL 9D), COMPTON	MAY 2011/APR 2016	SO CALIFORNIA EDISON
PIPELINE RIGHT-A-WAY	CROSSING MCMILLAN AT COOKACRE, LYNWOOD	2008 (PERPETUAL)	CHEVRON
PIPELINE RIGHT-A-WAY	STANFORD AVE.BTWN ROSECRANS AND COMPTON, COMPTON	1995 (PERPETUAL)	LA DEPT OF WATER & POWER
PIPELINE CREEK CROSSING RIGHT-A-WAY	COMPTON CREEK, COMPTON	1997 (PERPETUAL)	LA COUNTY DEPT OF PUBLIC WORKS
PIPELINE CREEK CROSSING RIGHT-A-WAY	COMPTON CREEK, COMPTON	2005 (PERPETUAL)	LA COUNTY DEPT OF PUBLIC WORKS
PIPELINE CREEK CROSSING RIGHT-A-WAY	SAN GABRIEL RIVER, NORWALK	1998 (PERPETUAL)	LA COUNTY DEPT OF PUBLIC WORKS

Real Property Leased -Water Rights (Central Basin)
33 ACRE-FEET / YEAR		JUL 2013/JUN 2015	SIMMONS
425 ACRE-FEET / YEAR		JUL 2013/JUN 2017	TRUST COAST PACKING CO.
317 ACRE-FEET / YEAR		JUL 2014/JUN 2019	INGLEWOOD PARK CEMETERY
500 ACRE-FEET / YEAR		JUL 2014/JUN 2015	SAN GABRIEL VALLEY WATER CO.
1,000 ACRE-FEET / YEAR		JUL 2014/JUN 2017	CITY OF SOUTH GATE
89 ACRE-FEET / YEAR		JUL 2013/JUN 2018	BELLFLOWER UNIFIED SCHOOL DISTRICT

Mountain Water Company

Description	Location/Address	Acquired Term	Assessor’s Parcel Number (APN) Lessor
Real Property Owned - Land
INTAKE DAM	5309 RATTLESNAKE DRIVE	1924	5830561
6TH STREET WELL	1106 S 6TH W	1935	5830561

Description	Location/Address	Acquired Term	Assessor’s Parcel Number (APN) Lessor
14TH STREET WELL	1940 S 14TH W	1935	2012071328
	436 SOUTH	1935	5830561
SOUTH AVENUE WELL	AVENUE W
	340 SOMMERS	1937	5830590
E MSLA #1 WELL	STREET
	2336 SCHILLING	1955	3616601
SCHILLING WELL	STREET
	2333 DIXON	1955	3616601
DIXON WELL	AVENUE
	1520 HILDA	1957	PART OF 2148101
HILDA WELL	AVENUE
	343 AGNES	1957	PART OF 1866100
AGNES WELL	AVENUE
E MSLA WELL #12	551 JUDI DRIVE	1964	5830590
	4490	1965	PART OF 3064404
E RATTLESNAKE WELL	RATTLESNAKE DRIVE
24TH AVENUE WELL	4399 24TH AVENUE	1966	TO BE PROVIDED
ENLARGE 24TH ST WELL	4399 24TH AVENUE	1973	TO BE PROVIDED
MOMONT WELL	7204 EXPRESSWAY	1968	3387701
	2660	1962	5830561
GHARRETT WELL	WILLOWWOOD COURT
	1236 N RUSSELL	1969	5830561
N RUSSELL WELL	STREET
	636 CATLIN	1969	5830561
CATLIN WELL	STREET
	336 E CENTRAL	1969	2012071328
E CENTRAL WELL	AVENUE
INTERMOUNTAIN WELL	710 CREGG LANE	1970	2012072600
PATTEE CREEK DRIVE	247 PATTEE CREEK	1973	2012071328
WELLS	DRIVE
	3600 STEPHENS	1973	5830561
STEPHENS AVE WELL	AVENUE
	1533 BENTON	1970	2012071328
BENTON WELL	AVENUE
26TH AVENUE WELL	1333 26TH AVENUE	1972	5830587
	7594 DESMET	1972	5830625
DESMET WELL	ROAD
	4733 ORCHARD	1973	3103403
ORCHARD AVE WELL	AVENUE
	195 S PATTEE	1973	PART OF 2012072601
BANK ST WELL	STREET
	313 KIWANIS	1976	5830609
KIWANIS WELL	STREET
ARTHUR WELL	536 S 5TH E	1976	2012071328
GERALD WELL	200 S 4TH E	1976	5830561
	2901 BROOKS ST-	1978	PART OF 5808795
	SOUTHGATE
SOUTHGATE MALL WELL	MALL
DICKENS WELL	1236 DICKENS	1979	5830561
	STREET

Description	Location/Address	Acquired Term	Assessor’s Parcel Number (APN) Lessor

	4406 23RD	1991	5830561
23RD ST WELLS UNK	AVENUE-E
	3090 PALMER	2001	2012033002
MWW WELL #1	STREET
	3290 PALMER	2001	3490809
MWW WELL #2	STREET
	361 DEER CREEK	2013	2012082300
CANYON RIVER WELL	ROAD
	4812 GHARRETT	1963	2012071328
GHARRETT BOOSTER	STREET
	533 HIGH PARK	1965	PART OF 530459
HIGHPARK BOOSTER #4	WAY
	590 WHITAKER	1973	2012071328
WHITAKER BOOSTER	DRIVE
	643 HIGHTON	1997	5830590
HIGHTON ST BOOSTER	STREET
	910 RATTLESNAKE	1937	5813398
BOOSTER #2	RUN
23RD AVE PRV SITE	4733 23RD AVENUE	1965	5830561
	3482 RAVENWOOD	1972	part of 189605
RAVENWOOD PRV SITE	LANE
	5990 PINEWOOD	1972	PART OF 1232803
PINEWOOD PRV SITE	LANE
	314 E CRESTLINE	2010	2011050501
CRESTLINE PRV SITE	DRIVE
	801 W	1902	5830561
WATERWORKS HILL	GREENOUGH
RESERVOIR	DRIVE
3 MG RESERVOIR	507 SIMONS DRIVE	1979	5830561
	7535 MILLER	1998	3103403
MILLER CRK RESERVOIR	CREEK ROAD
	1007 WHITAKER	1982	5830561
HIGH PARK RESERVOIR	DRIVE
	803 DISCOVERY	1964	5830590
E MSLA TANK #1	WAY
	5140 ELK RIDGE	1977	PART OF 1144301
ELK RIDGE TANK SITE	ROAD
	101	1970	5830561
	MEADOWLARK
GHARRETT TANK	COURT
	101	1966	5830561
	MEADOWLARK
ENLARGE GHARRETT TANK	COURT
	2400 55TH	1969	5830561
24TH AVE TANK	STREET/CRESCENT
	2623 LINCOLN	1977	2012071346
LINCOLN HILLS	HILLS DRIVE
ENLARGE LINCOLN HILLS	2623 LINCOLN	1989	5830587
RESERVIOR	HILLS DRIVE
	6771 CHIEF JOSEPH	1969	5830625
MOMONT TANK	CLUSTER
	5256 ELK RIDGE	1977	PART OF 1144301

Description	Location/Address	Acquired Term	Assessor’s Parcel Number (APN) Lessor
UPPER ELK RIDGE TANK SITE	ROAD
UPPER FARVIEWS TANK	605 BEN HOGAN	1973	3103403
(OUT OF SERVICE)	DRIVE 5793 GHARRETT	1972	5813398
LOWER RAVENWOOD TANK	STREET 6687 GHARRETT	1972	2012071348
UPPER RAVENWOOD TANK	STREET 227 E CRESTLINE	1986	5830561
CRESTLINE TANKS	DRIVE 1001 WHITAKER	1970	2012071328
HIGHPARK TANKS	DRIVE
UPPER FARVIEWS TANK	1246 WHITAKER	1993	5813398
(NEW)	DRIVE
MANSION HEIGHTS BOOSTER	1246 WHITAKER	2001	5830561
SITE	DRIVE
MANSION HEIGHTS TANK	390 RIMEL ROAD	2001	5830561
	1345 W	1979	2313002
MAIN OFFICE BUILDING	BROADWAY 1345 W	1999	2313108
	BROADWAY-
DIESEL FUEL BASIN SITE	SERVICE YARD 1536 ARTHUR	1991	5830561
FUTURE WELL SITE (NON-	AVENUE-FUTURE
UTILITY)	USE
FUTURE WELL SITE (NON-	701 E BECKWITH	1991	5830561
UTILITY)	AVENUE-FUTURE
FUTURE USE-TANKS (NON- UTILITY)	5255 KEIL LOOP	1997	5830625

Real Property Owned - Water Rights

EXISTING WATER RIGHTS - PRE-1973 WELLS

STATEMENT OF CLAIM	Well #39	1973	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Well #14 39th & Russell	1981	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
62-73 GROUND WATER RECORD	Well #14 39th & Russell	1981	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Well #9	1955	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
			FILED WITH MONTANA
STATEMENT OF CLAIM	Well #16	1967	DEPT OF NATURAL RESOURCES & CONSERVATION

Description	Location/Address	Acquired Term	Assessor’s Parcel Number (APN) Lessor
STATEMENT OF CLAIM	Well #18	1968	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Well #26	1972	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Well #29	1973	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Well #41 & 42	1963	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	RS Dam Caretaker’s well	1973	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Well #17	1968	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
62-73 GROUND WATER RECORD	Well #27	1981	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Well #1	1935	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Well #2	1935	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Well #3A	1935	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Well #4	1937	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Well #7	1958	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Well #8	1954	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION

Description	Location/Address	Acquired Term	Assessor’s Parcel Number (APN) Lessor
STATEMENT OF CLAIM	Well #10	1957	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Well #11	1957	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Well #12	1964	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Well #13, Mtn View Dr. Rattlesnake	1964	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Well #15 E. Rattlesnake-Tamarack	1967	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Well #19 N. Russell	1969	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Well #20 Catlin	1969	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Well #21 E Central	1969	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Well #22 Intermountain	1949	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Well #23 Pattee-25	1948	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Well #24 Pattee-50	1955	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Well #25 Stevens Ave	1970	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Well #27 - 26th Ave.	1981	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION

Description	Location/Address	Acquired Term	Assessor’s Parcel Number (APN) Lessor
STATEMENT OF CLAIM	Well #28	1972	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION

WATER RIGHTS - PRE-1973 RATTLESNAKE CREEK

STATEMENT OF CLAIM	Little Lake Dam	1919	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Sanders Lake Dam	1919	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Glacier Lake Dam	1919	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Sheridan Lake Dam	1919	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Big Lake Dam	1919	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Carter Lake Dam	1923	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Worden Lake Dam	1923	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	McKinley Lake Dam	1923	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
IRRIGATION DISTRICT	N/A	N/A	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Rattlesnake Dam, Well #s 3A, 3B, 21, 30, 31, 32, 33, 34	1866	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Rattlesnake Dam, Well #s 3A, 3B, 21, 30, 31, 32, 33, 34	1868	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Rattlesnake Dam, Well #s 3A, 3B, 21, 30, 31, 32, 33, 34	1871	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION

Description	Location/Address	Acquired Term	Assessor’s Parcel Number (APN) Lessor
STATEMENT OF CLAIM	Rattlesnake Dam, Well #s 3A, 3B, 21, 30, 31, 32, 33, 34	1871	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Rattlesnake Dam, Well #s 3A, 3B, 21, 30, 31, 32, 33, 34	1881	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Rattlesnake Dam, Well #s 3A, 3B, 21, 30, 31, 32, 33, 34	1881	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	Rattlesnake Dam, Well #s 3A, 3B, 21, 30, 31, 32, 33, 34	1877	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION

WATER RIGHTS - PRE-1973
MILLER CREEK

STATEMENT OF CLAIM	CHANGED TO MITIGATION: 76H 30063540	1877	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	CHANGED TO MITIGATION: 76H 30063540	1878	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	CHANGED TO MITIGATION: 76H 30063540	1883	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	CHANGED TO MITIGATION: 76H 30063540	1878	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	CHANGED TO MITIGATION: 76H 30063540	1877	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	CHANGED TO MITIGATION: 76H 30063540	1878	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	CHANGED TO MITIGATION: 76H 30063540	1878	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
STATEMENT OF CLAIM	CHANGED TO MITIGATION: 76H 30063540	1889	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION

Description	Location/Address	Acquired Term	Assessor’s Parcel Number (APN) Lessor
STATEMENT OF CLAIM	CHANGED TO MITIGATION: 76H 30063540	1933	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION

PROVISIONAL PERMITS AND GROUNDWATER
CERTIFICATES (POST-1973)

PROVISIONAL PERMIT	Well #35	1977	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
PROVISIONAL PERMIT	Well #38	1989	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
PROVISIONAL PERMIT	Upper Miller Creek	1991	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
PROVISIONAL PERMIT	Well #34	1976	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
PROVISIONAL PERMIT	Well #36	1979	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
PROVISIONAL PERMIT	Well #3B	1983	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
PROVISIONAL PERMIT	Well #30	1983	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
PROVISIONAL PERMIT	Well #34	1983	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
PROVISIONAL PERMIT	Well #31	1975	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
PROVISIONAL PERMIT	Well #32	1975	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
PROVISIONAL PERMIT	Well #33	1975	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION

Description	Location/Address	Acquired Term	Assessor’s Parcel Number (APN) Lessor
PROVISIONAL PERMIT	Well #30	1973	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
PROVISIONAL PERMIT	Well #41 & 42	1994	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
PROVISIONAL PERMIT	Well #41 & 42	1981	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
PROVISIONAL PERMIT	Well #40A & 40B	1988	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
PROVISIONAL PERMIT	Well #40C	1996	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
GROUNDWATER CERTIFICATE	CLARK FORK WATER SYSTEM - SMALL WELL	1979	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION
PROVISIONAL PERMIT	Well #44, 45 & 46	2012	FILED WITH MONTANA DEPT OF NATURAL RESOURCES & CONSERVATION

Real Property Owned - Facility Site Easements
MOUNTAIN VIEW WELL SITE	1233 MOUNTAINVIEW DRIVE	1964	RECORDED WITH MISSOULA COUNTY
MAURICE WELL SITE	633 MAURICE AVENUE	1978	RECORDED WITH MISSOULA COUNTY
LINDA VISTA WELL SITE	4915 LOWER MILLER CREEK ROAD	189	RECORDED WITH MISSOULA COUNTY
CRESTLINE TANK SITE #9	227 E CRESTLINE DRIVE	1973	RECORDED WITH MISSOULA COUNTY
UPPER LINCOLN HILLS TANK SITE	2736 CONTOUR ROAD	1977	RECORDED WITH MISSOULA COUNTY
LOWER LINDA VISTA RESERVOIR SITE	6761 KELSEY COURT	1989	RECORDED WITH MISSOULA COUNTY
LOWER PROSPECT RESERVOIR SITE	5403 PROSPECT DRIVE	1980	RECORDED WITH MISSOULA COUNTY
UPPER PROSPECT RESERVOIR SITE	5713 PROSPECT DRIVE	1980	RECORDED WITH MISSOULA COUNTY

Description	Location/Address	Acquired Term	Assessor’s Parcel Number (APN) Lessor
PATTEE CANYON BOOSTER SITE	3198 S HIGGINS AVENUE	1979	RECORDED WITH MISSOULA COUNTY
MARK CT BOOSTER SITE	6671 LINDA VISTA BLVD	1993	RECORDED WITH MISSOULA COUNTY
PROSPECT BOOSTER SITE	2599 OLD QUARRY ROAD	1981	RECORDED WITH MISSOULA COUNTY
GRANT CREEK BOOSTER SITE	5215 GRANT CREEK ROAD	1981	RECORDED WITH MISSOULA COUNTY
STONEHAVEN BOOSTER SITE	7152 MILLER CREEK ROAD	1999	RECORDED WITH MISSOULA COUNTY

WLIDERNESS PERPETUAL
EASEMENTS

BIG LAKE STORAGE - 621 ACRE-FEET	RATTLESNAKE WILDERNESS LAKE	1915	U.S. FOREST SERVICE

MCKINLEY STORAGE - 168 ACRE-FEET	RATTLESNAKE WILDERNESS LAKE	1923	U.S. FOREST SERVICE

SANDERS NORTH STORAGE - 897 ACRE-FEET	RATTLESNAKE WILDERNESS LAKE	1913	U.S. FOREST SERVICE

LITTLE LAKE STORAGE - 298 ACRE-FEET	RATTLESNAKE WILDERNESS LAKE	1912	U.S. FOREST SERVICE

GLACIER LAKE STORAGE - 240 ACRE-FEET	RATTLESNAKE WILDERNESS LAKE	1911	U.S. FOREST SERVICE

Real Property Leased - Land

Well 34 - Maurice Well	NEXT TO MADISON ST BRIDGE ON MAURICE AVE	1979 (RENEWABLE)	MONTANA DEPT OF TRANSPORTATION
Mount Sentinel Lease	SITE FOR SCADA TOWER	3-YEAR (RENEWABLE)	MONTANA ELECTRIC

WILDERNESS PERMITS (RENEWABLE TERM)

CARTER LAKE STORAGE - 161 ACRE-FEET	RATTLESNAKE WILDERNESS LAKE	1921/ DEC-31-2031	U.S. FOREST SERVICE

SANDERS SOUTH STORAGE - 897 ACRE-FEET	RATTLESNAKE WILDERNESS LAKE	1915/ DEC-31-2031	U.S. FOREST SERVICE

SHERIDAN EAST STORAGE - 130 ACRE-FEET	RATTLESNAKE WILDERNESS LAKE	1915/ DEC-31-2031	U.S. FOREST SERVICE

SHERIDAN WEST STORAGE - 130 ACRE-FEET	RATTLESNAKE WILDERNESS LAKE	1915/ DEC-31-2031	U.S. FOREST SERVICE

Description	Location/Address	Acquired Term	Assessor’s Parcel Number (APN) Lessor
WORDEN STORAGE - 70	RATTLESNAKE
ACRE-FEET	WILDERNESS	1921 /DEC-31-2031	U.S. FOREST SERVICE
LAKE

Apple Valley Ranchos

Description	Location/Address	Acquired Term	APN Grantor/Lessor
Real Property Owned - Land
	12189 APPLE VALLEY RD. APPLE	2006
WELL SITE 33	VALLEY		3087-751-030
CORWIN BOOSTER STATION	19781 CORWIN RD APPLE VALLEY	2006	0441-032-490
WELL SITE 9	11029 SARATOGA APPLE VALLEY	1958	0434-353-090
WELL SITE 11R	11775 JAMACHA APPLE VALLEY	1960	0434-446-050
WELL SITE 12	19690 OTTAWA RD APPLE VALLEY	1962	3087-711-240
	19850 SITTING BULL RD APPLE	1966
WELL SITE 16	VALLEY		3087-072-130
WELL SITE 17	14920 NOKOMIS RD APPLE VALLEY	1967	0479-073-290
	14510 RIVERSIDE DR APPLE	1958
WELL SITE 18	VALLEY		0444-233-010
	21308 SITTING BULL RD APPLE	1969
WELL SITE 19 (2 PARCELS)	VALLEY		3087-471-120 / 110
WELL SITE 20R	18890 CHICKASAW APPLE VALLEY	1975	0479-072-070
	21292 POWHATAN RD APPLE	1984
WELL SITE 21	VALLEY		3087-271-010
WELL SITE 22	21091 OTTAWA APPLE VALLEY	1984	3087-291-010
	15302 APPLE VALLEY RD APPLE	1960
WELL SITE 23	VALLEY		0473-069-010
WELL SITE 24	21483 VALLEY RD APPLE VALLEY	1984	0440-014-090
WELL SITE 25	18555 TUSCOLA RD APPLE VALLEY	1990	4790-073-350
DESERT KNOLL TANK SITE 2 (2 PARCELS)	18946 KASSON RD APPLE VALLEY	1967	0473-481-040 / 011-
			311
YOUNGSTOWN TANK SITE 3 (AV		1989
RESOURCES EAST)	LAFAYETTE/NAVAJO APPLE VALLEY		0437-553-240
YOUNGSTOWN BOOSTER SITE 1	23860 CAHUILLA RD APPLE VALLEY	1989	0437-546-420
WELL SITE 26	18588 SENECA APPLE VALLEY	1992	0479-073-370
WELL SITE 27 (2 PARCELS)	20683 & 21271 WAALEW RD	1993	0440-014-040 / 050
	APPLE VALLEY
	15310 RIVERSIDE DR APPLE	1998
WELL SITE 28 (AVIP)	VALLEY		0473-141-600
WELL SITE 29	19237 YUCCA LOMA APPLE VALLEY	2003	3088-431-300
	10974 MOCKINGBIRD AVE APPLE	2005
MOCKINGBIRD TANK SITE	VALLEY		0434-191-800
WELL SITE 4	21760 OTTAWA RD APPLE VALLEY	1953	3087-351-080

Description	Location/Address	Acquired Term	APN Grantor/Lessor
WELL SITE 7	16916 DANTE RD VICTORVILLE	1956	0472-061-220
HILLTOP TANK SITE 1 (2 PARCELS)	20600 HIGHWAY 18 APPLE VALLEY	1949	3112-181-040
			/ 050
	19739 TUSSING RANCH RD APPLE	2007
WELL SITE 36	VALLEY		0438-021-460
	11401 APPLE VALLEY RD APPLE	1994
WELL SITE 30 (HILLTOP)	VALLEY		0434-021-520
	APPLE VALLEY RD @ TARGET	1994
WELL SITE 31	APPLE VALLEY		0399-271-380
DEL ORO TANK / BOOSTER SITE	19382 DEL ORO APPLE VALLEY	1994	0434-671-050
KASSON BOOSTER SITE	16748 KASSON RD APPLE VALLEY	2010	0473-641-210
	LAFAYETTE / NAVAJO APPLE	1998	0463-232-570
STODDARD BOOSTER SITE	VALLEY
	TRACT 4286, LOT 1, SOUTH RD	1989
CENTRAL WELL SITE	APPLE VALLEY		0440-022-100
	TRACT 5205, LOT 82 OSAGE RD	1981
WELL SITE 10R (NON-UTILITY)	APPLE VALLEY		0437-306-220
WELL SITE 15 (NON-UTILITY)	SECTION 22, TP 5NR3W	1966	3112-711-140
	TRACT 3248, LOT 52,	1992
WELL SITE 8 (NON-UTILITY)	MULTNOMAH RD APPLE VALLEY		3087-451-150
	TRACT 5205, LOT 49, PAWNEE RD	1992
WELL SITE 10 (NON-UTILITY)	APPLE VALLEY		0437-302-080
	12691 APPLE VALLEY RD APPLE	2005
WELL SITE 35 (NON-UTILITY)	VALLEY		3087-161-020

Real Property Owned - Water Rights
13,022 ACRE-FEET / YEAR		1996	RECORDED WITH SAN
			BERNARDINO COUNTY
158 ACRE FEET / YEAR		2005	RECORDED WITH SAN
			BERNARDINO COUNTY
38 ACRE-FEET / YEAR		2005	RECORDED WITH SAN
			BERNARDINO COUNTY
5 ACRE-FEET / YEAR		2006	RECORDED WITH SAN
			BERNARDINO COUNTY
107 ACRE-FEET /FEET		2009	RECORDED WITH SAN
			BERNARDINO COUNTY
280 ACRE-FEET / YEAR		2013	RECORDED WITH SAN
			BERNARDINO COUNTY
Real Property Leased - Land
CORWIN TANK SITE (RIGHT-OF-WAY)		JAN 2005 /	US BUREAU OF LAND
	16200 SYLVAN RD APPLE VALLEY	JAN 2035	MANAGEMENT
BELL MOUNTAIN TANK SITE (RIGHT-
OF-WAY)
	20699 LOS PADRES RD APPLE	SEP 1987 /	US BUREAU OF LAND
	VALLEY	PERPETUAL	MANAGEMENT
STODDARD TANK SITE (RIGHT-
OF-WAY)		SEP 1987 /	US BUREAU OF LAND
	11199 FLINT RD APPLE VALLEY	PERPETUAL	MANAGEMENT
WELL SITE 34	12500 GERONIMO RD APPLE	AUG 2005 /	APPLE VALLEY RD 7
	VALLEY	AUG 2015	SITTING BULL LLC

Description	Location/Address	Acquired Term	APN Grantor/Lessor
Real Property Leased - Water Rights (Mojave Basin)
2,634 ACRE-FEET / YEAR (CARRYOVER)		ANNUAL BASED	JESS RANCH WATER
		ON DEMAND	COMPANY
		ANNUAL BASED	MOJAVE WATER
879 ACRE-FEET (1)		ON DEMAND	AGENCY
		ANNUAL BASED	MOJAVE WATER
8,619 ACRE-FEET (2)		ON DEMAND	AGENCY
389 ACRE-FEET / YEAR (CARRYOVER)		ANNUAL BASED	TOWN OF APPLE
		ON DEMAND	VALLEY
27 ACRE-FEET / YEAR (FREE PRODUCTION		ANNUAL BASED	TOWN OF APPLE
ALLOWANCE)		ON DEMAND	VALLEY

(1)	TOTAL AMOUNT PRE-PURCHASED – ALL CURRENTLY UNUSED. WATER CAN BE USED ONE TIME, IN ANY YEAR AS LONG AS UNUSED BALANCE REMAINS, BUT ONLY TO FULFILL WATERMASTER REPLACEMENT OBLIGATION (FEE) FOR PUMPING IN EXCESS OF WATER RIGHTS OWNED OR LEASED.
(2)	TOTAL ORIGINAL AMOUNT PRE-PURCHASED — CURRENT UNUSED BALANCE: 7,858 ACRE-FEET. WATER CAN BE USED ONE TIME, IN ANY YEAR AS LONG AS UNUSED BALANCE REMAINS, BUT ONLY TO FULFILL WATERMASTER REPLACEMENT OBLIGATION (FEE) FOR PUMPING IN EXCESS OF WATER RIGHTS OWNED OR LEASED.

Real Property Leases

1.	Special Use Permit issued by the U.S. Department of Agriculture to Mountain Water Company, dated November 12, 2002.

2.	Lease Agreement between Hickman Sites, LLC and Mountain Water Company, dated September 1, 2011.

3.	Lease Agreement between The Department of Highways, State of Montana, Helena, Montana and Montana Power Company, dated October 29, 1976.

4.	License Agreement between Southern California Edison Company and Park Water Company, dated June 1, 2011.

5.	License between the Department of Water and Power of the City of Los Angeles and Park Water Company, dated December 28, 1995, as amended by Agreement No. P-13682, dated March 10, 2014.

6.	Rental Agreement between Los Angeles County Flood Control District and Park Water Company, dated August 4, 1997.

7.	Rental Agreement between Los Angeles County Flood Control District and Park Water Company, dated November 1, 2005.

8.	Rental Agreement between Los Angeles County Flood Control District and Park Water Company, dated September 1, 1997.

9.	Non-Exclusive License between Chevron U.S.A. Inc. and Park Water Company, dated March 25, 2008.

10.	Amendment to Right of Way granted September 25, 1987 between United States Department of the Interior and Apple Valley Water District, dated July 14, 1998.

11.	Amendment to Right of Way granted September 25, 1987 between United States Department of the Interior and Apple Valley Water District, dated May 26, 1998.

12.	Right of Way Grant between the United States Department of the Interior and Apple Valley County Water District, dated September 24, 1987.

13.	Right of Way Grant between the United States Department of the Interior and the Apple Valley Ranchos Water Company, dated January 21, 2005.

14.	Air Commercial Real Estate Associate Standard Industrial/Commercial Single-Tenant Lease between Apple Valley Road & Sitting Bull, LLC and Apple Valley Ranchos Water Company, dated August 15, 2005.

SCHEDULE 4.18(a)

Employee Benefit Plans

Insurance

Medical (PPO and HMO in California, PPO in Montana)

Dental Plan (PDP in CA and Indemnity plan in Montana)

Vision Plan

Basic Life and Accidental Death & Dismemberment (AD&D)

Long Term Disability (LTD) (California and Montana) and Short Term Disability (STD) (Montana)

Employee Assistance Program (EAP)

Wellness Program

Business Travel and Accident Policy (BTA)

Supplemental Life Insurance

Voluntary AD&D

Catastrophic Illness Reserve (CAT)

Educational Assistance Program

Split Dollar Life Insurance - life insurance policies for 5 active employees and 2 retirees (no longer offered)

Retirees hired before 5/3/2005 - Company’s medical, dental, and life insurance until age 65, then converted to a defined contribution (monthly) to a Health Reimbursement Account (HRA) based on years of service. (both are funded through VEBA and 401(h) accounts under the Retirement Plan)

Employees hired on or after 5/3/2005 - A non-elective employer contribution (NEC) made annually to their 401(k) in lieu of the retiree medical benefit above

Financial and Retirement

401(k) plan with Company Match (50% of the first 6%)

Defined Benefit Retirement (Pension) Plan (subject to eligibility and vesting provisions)

Section 125 (Premium and Flexible Spending Accounts- Healthcare & Dependent care) and Section 529

(College Savings) Plan

Paid Time Off

12 Paid Holidays

Paid Time Off (PTO) and Paid Leave for Jury Duty and Bereavement

SCHEDULE 4.18(b)

Employee Benefits Plans Related to ERISA and Retiree Benefits

1.	Retirement Plan for Employees of Park Water Company, amended and restated January 1, 2010.

2.	See Schedule 4.18(a) with respect to post retiree health benefits.

3.	See Schedule 4.11 for Employment Agreements.

4.	Ancillary Matters Agreement, dated February 28, 2012 between Western Water Holdings, LLC and Christopher Schilling.

5.	Amended and Restated Class B Unit Grant Agreement, dated November 27, 2012 by and between Christopher Schilling and Western Water Holdings, LLC.

6.	Amended and Restated Class B Unit Grant Agreement, dated November 27, 2012 by and between Chris Alario and Western Water Holdings, LLC.

7.	First Amendment to Class B Unit Grant Agreement, dated February 13, 2014 by and between Chris Alario and Western Water Holdings, LLC.

8.	Amended and Restated Class B Unit Grant Agreement, dated November 27, 2012 by and between Jeanne-Marie Bruno and Western Water Holdings, LLC.

9.	Amended and Restated Class B Unit Grant Agreement, dated November 27, 2012 by and between Leigh Jordan and Western Water Holdings, LLC.

10.	Amended and Restated Class B Unit Grant Agreement, dated November 27, 2012 by and between John Kappes and Western Water Holdings, LLC.

11.	Amended and Restated Class B Unit Grant Agreement, dated November 27, 2012 by and between Gary Lynch and Western Water Holdings, LLC.

12.	Amended and Restated Class B Unit Grant Agreement, dated November 27, 2012 by and between Doug Martinet and Western Water Holdings, LLC.

13.	Amended and Restated Class B Unit Grant Agreement, dated November 27, 2012 by and between Scott Weldy and Western Water Holdings, LLC.

14.	Amended and Restated Class B Unit Grant Agreement, dated November 27, 2012 by and between Mary Young and Western Water Holdings, LLC.

SCHEDULE 4.18(c)

Transaction Payments

None

SCHEDULE 4.19

Tax Matters

1.	In connection with the Montana Condemnation proceeding, per Montana Statute 70.30.315, Proration of Taxes, Mountain Water Company is taking the position that the Montana Department of Revenue (“DOR”) should assess property taxes on a prorated basis to the condemning party as of May 5,2014, the date the City of Missoula served the summons on Mountain Water Company. The City of Missoula has opposed this position with the DOR, and the DOR is not willing to reassess the property taxes based on Mountain Water Company’s request and the City’s opposition. Mountain Water Company is still reviewing its options. This issue could have timing effects of when revenues are collected and when the taxes are paid depending on how the Montana Public Service Commission treats the property tax expense in future rate cases while the interpretation of the condemnation statute is pending.

2.	The Company has filed tax extensions for its 2013 income tax returns with the Internal Revenue Service, the California Franchise Tax Board and the Montana Department of Revenue, the returns will be filed no later than September 15, 2014, October 15, 2014 and November 15, 2014, respectively.

3.	The Company is expecting to file Changes in Accounting pertaining to “final” regulations in IRS Code Sections 162 and 263 that are effective January 1, 2014. The net effect of these changes is that the Company expects that tax deductions will be accelerated. While overall the tax deductions will be accelerated it is possible that portions of the change, taken individually, could reduce that specific tax deduction.

4.	Santa Paula Water Works, Ltd. a wholly owned subsidiary of Park Water Company was disposed of in 2014; its assets and liabilities were assumed by Park Water Company.

5.	SICC, Inc. was a wholly owned subsidiary of Park Water Company and was sold in December 2011.

SCHEDULE 4.21(a)

Loans and Guarantees

1.	Western Water has made advances to certain of its members in the aggregate principal amount of approximately $290,000.

SCHEDULE 4.21(b)

Loans and Guarantees

See intercompany note described at item 2 of Schedule 4.21(c)

SCHEDULE 4.21(c)

Loans and Guarantees

1.	See disclosure at item (x) of Schedule 4.11.

2.	Western Water Holdings and Park Water Company have an intercompany loan in the amount of approximately $290,000. See disclosure at item (1) of Schedule 4.22

SCHEDULE 4.22

Affiliated Transactions

1.	Unsecured Intercompany Promissory Note dated December 20, 2012 by Western Water Holdings LLC in favor of Park Water Company.

2.	Administrative Services Agreement between Park Water Company and Western Water Holdings LLC, dated January 1, 2014.

3.	Western Water has made advances to certain of its members in the aggregate principal amount of $292,401. As of July 31, 2014, the remaining balance of these advances is $272,839.

SCHEDULE 4.24

Powers of Attorney

None

SCHEDULE 4.25

Fees and Expenses of Brokers and Others

Western Water has engaged Wells Fargo as its financial advisor in this transaction.

SCHEDULE 5.3(d)

Required Purchaser and Merger Sub Consents

None

SCHEDULE 6.8(d)

Employee Benefit Plans to be terminated

That certain Ancillary Services Agreement dated February 29, 2012, by and between Christopher Schilling and Western Water Holdings, LLC.

SCHEDULE 7.1(e)

Required Consents

[Redacted]

EXHIBIT 1.42

ESCROW AGREEMENT

This Escrow Agreement (this “Agreement”), effective as of [                    ], is by and among Liberty Utilities Co., a Delaware corporation (“Purchaser”), Carlyle Infrastructure Partners Western Water L.P., a Delaware limited partnership, solely in its capacity as Holder representative under the Merger Agreement (as defined below) (“Representative”), and [                    ], a [                    ], as escrow agent (“Escrow Agent”). Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Merger Agreement referred to below.

Recitals

WHEREAS, Purchaser, Liberty WWH, Inc., a Delaware corporation (“Merger Sub”), and Western Water Holdings, LLC, a Delaware limited liability company (“Holdings”), are parties to that certain Plan and Agreement of Merger, dated as of September 19, 2014 (the “Merger Agreement”), pursuant to which Merger Sub is merging with and into Holdings, with Holdings as the surviving corporation;

WHEREAS, pursuant to the Merger Agreement, Purchaser agreed to deposit a portion of the Purchase Price in escrow, with the Escrow Agent, to be held and distributed by the Escrow Agent on the terms and conditions set forth herein; and

WHEREAS, those individuals and entities listed on Exhibit A attached hereto are the members and equity owners of Holdings (collectively, the “Holders”) and retain a percentage interest in the Escrow Funds as set forth on such Exhibit A.

NOW, THEREFORE, in consideration of the covenants and agreements herein contained, and for other good, fair and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Escrow Agent, Representative and Purchaser hereby agree as follows:

Section 1. Deposit of Escrow Fund.

(a) Concurrent with the execution hereof, under the Merger Agreement, Purchaser has deposited with the Escrow Agent, and the Escrow Agent acknowledges receipt of, the sum of Twelve Million Five Hundred Thousand Dollars ($12,500,000) in immediately available funds (the “Escrow Amount”) to satisfy Losses for which Purchaser is entitled to indemnification or reimbursement pursuant to Section 8 of the Merger Agreement. The Escrow Amount, as increased by any interest or other earnings thereon from any investment hereunder and as reduced by any disbursements or any losses thereon from any investment hereunder, is hereinafter referred to as the “Escrow Funds.” The Escrow Agent agrees to serve as escrow agent hereunder, to safeguard, disburse and hold the Escrow Funds subject to and in accordance with the provisions of this Agreement.

1

(b) The Escrow Agent shall deposit on the date hereof the Escrow Amount in Account No. [             ] at [            ] (the “Escrow Account”). The Escrow Funds shall be maintained in the Escrow Account until the release of the Escrow Funds in accordance with Section 3 hereof.

Section 2. Investments of the Escrow Funds.

(a) Until the release of the Escrow Funds pursuant to Section 3 hereof, the Escrow Agent shall invest and reinvest the Escrow Funds solely in the investments set forth on Schedule 1 attached hereto pursuant to mutual written instructions by Representative and Purchaser provided to Escrow Agent.

(b) Representative and Purchaser recognize and agree that the Escrow Agent will not provide supervision, recommendations or advice relating to either the investment of moneys held in the Escrow Account or the purchase, sale, retention or other disposition of any permitted investment.

(c) Interest and other earnings on the Escrow Funds shall be added to the Escrow Account. Any loss or expense incurred as a result of an investment will be borne by the Escrow Account.

Section 3. Disbursement of Escrow Account.

(a) The Escrow Funds shall be released by the Escrow Agent as follows:

(i) The Escrow Agent shall pay and distribute the Escrow Funds (or any portion thereof) only in accordance with (1) Section 3.2(a)(ii) hereof, (2) a joint written instruction executed by each of Purchaser and Representative, substantially in the form attached hereto as Exhibit D (a “Joint Written Instruction”) delivered to Escrow Agent in accordance with this Agreement, (3) the final sentence of Section 6(a) hereof, or (4) a final and non-appealable court order from a court of competent jurisdiction in which such court has determined whether and to what extent the Purchaser or Holders are entitled to Escrow Funds (or any portion thereof) delivered to Escrow Agent in accordance with this Agreement, together with a certificate of the presenting party to the effect that such judgment is final and non-appealable and from a court of competent jurisdiction. In the case of clause (4) above, Escrow Agent shall be entitled to exclusively rely upon such certificate relating to such court order without any further investigation.

(ii) On the first Business Day following the twelve (12) month anniversary of the Closing Date (the “Release Date”), the Escrow Agent shall pay and distribute all amounts remaining in the Escrow Account, less the amount of all Unresolved Claims, to each Holder in accordance with the percentages set forth on Exhibit A. For purposes of this Agreement, the term “Unresolved Claims” shall mean, as of the Release Date, the aggregate amount of all claims for indemnification that have not previously been resolved or satisfied in accordance with the Merger Agreement or that were otherwise properly and timely asserted under the Merger Agreement but otherwise unsatisfied as of the Release Date. The aggregate amount of the estimated Losses for any Unresolved Claims, or such other amount as set forth in written instructions duly executed by each of Purchaser and Representative prior to the

2

Release Date, shall not be so disbursed but shall be retained by the Escrow Agent until the Escrow Agent receives (1) a Joint Written Instruction or (2) a final and non-appealable court order from a court of competent jurisdiction in which such court has determined whether and to what extent the Purchaser, Holders, or both are entitled to the then-remaining Escrow Funds (or any portion thereof) (together with a certificate of the presenting party to the effect that such judgment is final and non-appealable and from a court of competent jurisdiction). In the case of clause (2) above, the Escrow Agent shall be entitled to exclusively rely upon such certificate relating to such court order without any further investigation.

(b) If necessary to satisfy any distributions under this Agreement, including distributions for the Escrow Agent’s fees and expenses or the Escrow Agent’s indemnification rights, the Escrow Agent may sell or liquidate, in its sole discretion, any one or more investments prior to maturity and the Escrow Agent shall not be liable to Representative, Purchaser or any Holder for any loss or penalties resulting from or relating to such sale or liquidation; provided, the Escrow Agent shall provide written notice to Purchaser and Representative at least thirty (30) calendar days prior to such sale or liquidation; further provided, Purchaser and Representative may, by Joint Written Instruction, extend any payment period in this Section 3 in order to avoid any loss of income or principal from a premature liquidation of an escrow investment. Representative and Purchaser acknowledge and agree that the distributions are subject to the sale or liquidation and the final settlement of the investments and the deadlines for same day delivery for such sale or liquidation and final settlement.

(c) All releases of Escrow Funds shall be made pursuant to payment instructions listed on Schedule 2 hereto, or as otherwise given in advance and in writing to the Escrow Agent in accordance with Section 9 hereof. Each of Purchaser’s and any Holder’s payment instructions may be changed from time to time by means of a notice given by Purchaser or such Holder in the manner provided in Section 9 hereof; provided, however, that no such notice shall be effective until actual receipt. The Escrow Agent shall deliver to Purchaser and Representative a monthly accounting in writing of (i) the Escrow Funds in the Escrow Account and (ii) all distributions (including payments in respect of the Escrow Agent’s fees and expenses) therefrom during such month.

Section 4. Concerning the Escrow Agent.

(a) Notwithstanding any provision contained herein to the contrary, the Escrow Agent including its officers, directors, employees and agents, shall:

(i) not be liable for any action taken or omitted under this Agreement so long as it shall have acted in good faith and without gross negligence or willful misconduct;

(ii) have no responsibility to inquire into or determine the genuineness, authenticity, or sufficiency of any securities, checks, or other documents or instruments submitted to it in connection with its duties hereunder;

(iii) be entitled to deem the signatories of any documents or instruments submitted to it hereunder as being those purported to be authorized to sign such documents or instruments on behalf of the parties, and shall be entitled to rely upon the genuineness of the signatures of such signatories without inquiry and without requiring substantiating evidence of any kind. Concurrent with the execution of this Agreement, Purchaser and Representative shall deliver to the Escrow Agent Exhibits B-1 and B-2 which contain an authorized signer designation in Part A thereof;

3

(iv) be entitled to seek instructions from both Purchaser and Representative if it is in doubt regarding its duties and obligations, and if such instructions are in conflict, the Escrow Agent may seek instruction, or other relief (including but not limited to interpleader) from a court of competent jurisdiction, and further may request such evidence, documents, certificates or opinions as it may deem appropriate;

(v) have no responsibility or liability for any diminution in value of any assets held hereunder that may result from any investments or reinvestment made in accordance with any provision that may be contained herein;

(vi) be entitled to compensation for its services hereunder as per Exhibit C attached hereto, which is made a part hereof, and for reimbursement of its reasonable out-of-pocket expenses including, but not by way of limitation, the reasonable fees and costs of attorneys or agents which it may find necessary to engage in performance of its duties hereunder, all of which shall be paid by Purchaser; provided, however, that the foregoing shall not limit Purchaser’s rights under the Merger Agreement against the Escrow Fund with respect to any out-of-pocket expenses of Escrow Agent that constitute Losses subject to indemnification by the Holders under the Merger Agreement. The Escrow Agent shall have, and is hereby granted, a prior lien upon the Escrow Account with respect to its unpaid fees, non-reimbursed expenses and unsatisfied indemnification rights, superior to the interests of any other persons or entities and is hereby granted the right to set-off and deduct any unpaid fees, non-reimbursed expenses and unsatisfied indemnification rights from the Escrow Funds;

(vii) be, and hereby is, jointly and severally indemnified and saved harmless by Purchaser and the Holders (to the extent of the Escrow Funds) from all losses, liabilities, costs and expenses, including attorney fees and expenses, that may be incurred by it as a result of its acceptance of the Escrow Funds or arising from the performance of its duties hereunder (collectively, the “Escrow Agent Losses”), unless such Escrow Agent Losses shall have been finally adjudicated to have been primarily caused by the gross negligence or willful misconduct of the Escrow Agent, and such indemnification shall survive its resignation or removal, or the termination of this Agreement;

(viii) in the event that (1) any dispute shall arise between the parties with respect to the disposition or disbursement of any of the assets held hereunder or (2) the Escrow Agent shall be uncertain as to how to proceed in a situation not explicitly addressed by the terms of this Agreement whether because of conflicting demands by the other parties hereto or otherwise, be permitted to interplead all of the assets held hereunder into a court of competent jurisdiction, and thereafter be fully relieved from any and all liability or obligation with respect to such interpleaded assets. Purchaser and Representative further agree to pursue any redress or recourse in connection with such a dispute, without making the Escrow Agent a party to same;

4

(ix) have only those duties as are specifically provided herein, which shall be deemed purely ministerial in nature, and shall under no circumstance be deemed a fiduciary for any of the parties hereto. The Escrow Agent shall neither be responsible for, nor chargeable with, knowledge of the terms and conditions of any other agreement, instrument or document between any of the other parties hereto, in connection herewith. This Agreement sets forth all matters pertinent to the transaction contemplated hereunder, and no additional obligations of the Escrow Agent shall be inferred from the terms of this Agreement or any other agreement. IN NO EVENT SHALL THE ESCROW AGENT BE LIABLE, DIRECTLY OR INDIRECTLY, FOR ANY (i) DAMAGES, LOSSES OR EXPENSES ARISING OUT OF THE SERVICES PROVIDED HEREUNDER (OTHER THAN DAMAGES LOSSES, OR EXPENSES THAT HAVE BEEN FINALLY ADJUDICATED TO HAVE DIRECTLY RESULTED FROM THE ESCROW AGENT’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT) OR (ii) SPECIAL, INDIRECT OR CONSEQUENTIAL LOSSES OR DAMAGES, OR LOSSES OF ANY KIND (INCLUDING LOST PROFITS), EVEN IF THE ESCROW AGENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH LOSSES OR DAMAGES, REGARDLESS OF THE FORM OF ACTION; and

(x) have the right, but not the obligation, to consult with counsel of choice. For the avoidance of doubt, any such consultation shall be at the expense of the Escrow Agent unless otherwise reimbursable under subpart (vii) above as Escrow Agent Losses.

(b) If any conflict, disagreement or dispute arises between, among, or involving any of the parties hereto concerning the meaning or validity of any provision hereunder or concerning any other matter relating to this Agreement, or the Escrow Agent is in doubt as to the action to be taken hereunder, the Escrow Agent may, at its option, retain the Escrow Funds until the Escrow Agent (i) receives a final non-appealable order of a court of competent jurisdiction or a final non-appealable arbitration decision directing delivery of the Escrow Funds, (ii) receives a written agreement executed by each of the parties involved in such disagreement or dispute directing delivery of the Escrow Funds, in which event the Escrow Agent shall be authorized to disburse the Escrow Funds in accordance with such final court order, arbitration decision, or agreement, or (iii) files an interpleader action in any court of competent jurisdiction, and upon the filing thereof, the Escrow Agent shall be relieved of all liability as to the Escrow Funds and shall be entitled to recover attorneys’ fees, expenses and other costs incurred in commencing and maintaining any such interpleader action. The Escrow Agent shall be entitled to act on any such agreement, court order, or arbitration decision without further question, inquiry, or consent.

(c) Any banking association or company into which the Escrow Agent may be merged, converted or with which the Escrow Agent may be consolidated, or any company resulting from any merger, conversion or consolidation to which the Escrow Agent shall be a party, or any banking association or company to which all or substantially all of the corporate trust business of the Escrow Agent shall be transferred, shall succeed to all the Escrow Agent’s rights, obligations and immunities hereunder without the execution or filing of any instrument or any further act, deed or conveyance on the part of any of the parties, anything herein to the contrary notwithstanding.

5

Section 5. Attachment of Escrow Account; Compliance with Legal Orders. In the event that any portion or all of the Escrow Funds shall be attached, garnished or levied upon by any court order, or the delivery thereof shall be stayed or enjoined by an order of a court, or any order, judgment or decree shall be made or entered by any court order affecting the Escrow Funds deposited under this Agreement, the Escrow Agent, after reasonable notice to Purchaser and Representative and within the time limit imposed by the court order, a reasonable opportunity for Purchaser and Representative to respond to such event, is hereby expressly authorized, in its sole discretion, to obey and comply with all writs, orders or decrees so entered or issued, which it is advised in writing by legal counsel of its own choosing is binding upon it, whether with or without jurisdiction, and in the event that the Escrow Agent obeys or complies with any such writ, order, or decree it shall not be liable to any party hereto or to any other person, firm or company, by reason of such compliance notwithstanding such writ, order or decree may be subsequently reversed, modified, annulled, set aside or vacated; provided, however, the Escrow Agent will cooperate with Purchaser and Representative in seeking the return of any monies released pursuant to such writ, order or decree.

Section 6. Tax Matters.

(a) Each of the parties hereby acknowledge and agree that, for U.S. federal, state and local income tax purposes, Holders, in accordance with the percentages on Exhibit A, shall (i) be treated as the contributor of the Escrow Amount to the Escrow Account and as the owner of the Escrow Funds and (ii) report all interest or other earnings, if any, that is earned on the Escrow Funds as such Holder’s income whether or not the income was distributed by the Escrow Agent during any particular year and to the extent required under the provisions of the Code. Within ten (10) days following the end of each calendar quarter during the term of this Agreement, the Escrow Agent shall distribute to Holders, in accordance with the percentages set forth on Exhibit A, in immediately available funds an amount equal to forty percent (40%) of all interest or other earnings earned on the Escrow Funds during the immediately preceding calendar quarter.

(b) Representative and Purchaser each agree to provide the Escrow Agent with, and Representative shall procure from each Holder and provide the Escrow Agent with, a properly executed Form W-9 or W-8, as applicable on the date hereof. The Escrow Agent shall be responsible for reporting all interest to the IRS and filing all IRS 1099s and other similar information statements that are required to be filed under applicable Laws. Any tax returns required to be prepared and filed with respect to interest accrued on the Escrow Funds (other than IRS Form 1099 and other similar information statements) will be prepared and filed by Purchaser, and neither the Escrow Agent nor Representative shall have any responsibility for the preparation and/or filing of any tax return with respect to any such interest (other than, with respect to the Escrow Agent, IRS Form 1099s and other similar information statements). The Escrow Agent shall have no responsibility for the preparation and/or filing of any tax or information return with respect to any transactions, whether or not related to the Agreement that occurs outside the Escrow Funds.

(c) To help the government fight the funding of terrorism and money laundering activities, Federal laws require all financial institutions to obtain, verify and record information that identifies each individual or entity that opens an account. Therefore, the

6

Escrow Agent must obtain the name, address, taxpayer or other government identification number, and other information, such as date of birth for individuals, for each individual and business entity that is a party to this Agreement. For individuals signing this Agreement on their own behalf or on behalf of another, the Escrow Agent requires a copy of a driver’s license, passport or other form of photo identification. For business and other entities that are parties to this Agreement, the Escrow Agent will require such documents, as it deems necessary to confirm the legal existence of the entity. Purchaser and Representative agree to provide to the Escrow Agent such organizational documents and documents establishing the authority of any individual acting in a representative capacity as the Escrow Agent may require in order to comply with its established practices, procedures and policies.

(d) The Escrow Agent shall be entitled to deduct and withhold from any amount distributed or released from the Escrow Funds all taxes which may be required to be deducted or withheld under any provision of applicable tax law. All such withheld amounts shall be treated as having been delivered to the party entitled to the amount distributed or released in respect of which such tax has been deducted or withheld.

Section 7. Resignation or Removal of Escrow Agent.

(a) The Escrow Agent may resign on thirty (30) calendar days’ prior written notice to Purchaser and Representative. Similarly, the Escrow Agent may be removed and replaced following the giving of thirty (30) calendar days’ prior joint written notice to the Escrow Agent by Purchaser and Representative. In either event, the duties of the Escrow Agent shall terminate (30) calendar days after receipt of such notice (or as of such earlier date as may be mutually agreeable) and the Escrow Agent shall then deliver the balance of the Escrow Funds, less any fees, expenses, and charges then due and owing to the Escrow Agent, in Escrow Account then in its possession to a successor escrow agent as shall be appointed by Purchaser and Representative as evidenced by a written notice filed with the Escrow Agent; provided, that no such termination shall be effective until the Escrow Agent has accounted for all Escrow Funds in the Escrow Account and has delivered the balance thereof to such successor escrow agent.

(b) If Representative and Purchaser shall have failed to appoint a successor prior to the expiration of thirty (30) calendar days following receipt of the notice of resignation or removal, the Escrow Agent may appoint a successor that is a national bank with assets of not less than $100 billion or petition any court of competent jurisdiction for the appointment of a successor escrow agent or for other appropriate relief, and any such resulting appointment shall be binding upon Purchaser and Representative.

Section 8. Termination. This Agreement shall continue until the date on which all of the Escrow Funds have been distributed as provided in Section 3 hereof or upon receipt of a letter, in a form substantially similar to that attached hereto as Exhibit D, signed on behalf of Representative and Purchaser or by authorized representatives thereof, whereby the Escrow Agent agrees to sell the investments held in the Escrow Account and to pay the full balance and proceeds of the Escrow Account pursuant to a Joint Written Instruction.

7

Section 9. Notices. Any notice, consent or request to be given in connection with any of the terms or provisions of this Agreement shall be in writing and be given in person, by facsimile transmission, courier delivery service or by mail, and shall become effective (a) on delivery if given in person, (b) on the date of delivery if sent by facsimile or by courier delivery service, (c) if sent by deposit in the mail, with proper postage for first-class registered or certified mail, prepaid, upon the first to occur of actual receipt or the refusal of the addressee or its employees or agents to accept receipt, or (d) if sent by deposit with a nationally recognized delivery service, upon the first to occur of actual receipt or the refusal of the addressee or its employees or agents to accept receipt. Notices shall be addressed as follows:

(i) if to Purchaser:

Liberty Utilities Co. c/o Algonquin Power & Utilities Corp. 2845 Bristol Circle Oakville, Ontario L6H 7H7 Attn: Chief Executive Officer Fax: (905) 465-4514 Email: ian.robertson@algonquinpower.com with a copy to (which shall not constitute notice):

Liberty Utilities Co. c/o Algonquin Power & Utilities Corp. 2845 Bristol Circle Oakville, Ontario L6H 7H7 Attn: Chief General Counsel Fax: (905) 465-4540 Email: linda.beairsto@algonquinpower.com with a copy to (which shall not constitute notice):

Husch Blackwell LLP Attention: James G. Goettsch 4801 Main Street, Suite 1000 Kansas City, Missouri 64112 Fax: (816) 983-8080 Email: jim.goettsch@huschblackwell.com

8

(ii) if to Representative:

Carlyle Infrastructure Partners Western Water L.P.

c/o Carlyle Infrastructure Partners L.P.

Attention: Bryan D. Lin

520 Madison Avenue

28th Floor

New York, NY 10022

Fax: (212) 813-4968

Email: bryan.lin@carlyle.com

with a copy to (which shall not constitute notice):

Hunton & Williams LLP Attention: G. Roth Kehoe, II Bank of America Plaza 600 Peachtree Street, N.E., Suite 4100 Atlanta, Georgia 30308 Email: rkehoe@hunton.com

(ii) if to the Escrow Agent:

Attention: Fax: Email:

Section 10. Governing Law, Counterparts. This Agreement shall be construed in accordance with the laws of the State of Delaware. This Agreement may be executed in any number of counterparts, including facsimile counterparts, each of which shall be an original and all of which when taken together shall constitute one and the same instrument. In making proof of this Agreement it shall be necessary to produce or account for only one such counterpart signed by or on behalf of the party sought to be charged herewith. It is the express intent of the parties to be bound by the exchange of signatures on this Agreement via telecopy or electronic mail.

Section 11. Severability. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found to be invalid, illegal or unenforceable in any jurisdiction, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision and (b) the remainder of this Agreement, except for the modification contemplated by clause (a), and the application of such provision to other Persons or circumstances shall not be affected by such invalidity, illegality or unenforceability, nor shall such invalidity, illegality or unenforceability affect the validity, legality or enforceability of such provision, or the application thereof, in any other jurisdiction.

9

Section 12. Representation of Purchaser and Representative. Each of Purchaser and Representative represents and warrants to the Escrow Agent that it has the power and authority to enter into this Agreement and to carry out its obligations hereunder, that it has duly authorized, executed and delivered this Agreement, and that this Agreement is its valid and binding obligation.

Section 13. Amendment, Modification or Waiver. This Agreement may be amended or modified and any term of this Agreement may be waived if such amendment, modification or waiver is in writing and signed by each of the parties.

Section 14. Assignments of Interests. No assignment of the interest of Purchaser or Representative shall be binding upon any party hereto unless agreed to in writing by Purchaser, Representative and Escrow Agent.

Section 15. No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties and their successors and permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person or entity, other than the parties and such successors and assigns, any legal or equitable rights hereunder.

Section 16. Force Majeure. The Escrow Agent shall not be responsible or liable for any failure or delay in the performance of its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fire; flood; wars; acts of terrorism; civil or military disturbances; sabotage; epidemic; riots; interruptions, loss or malfunctions of utilities, computer (hardware or software) or communications services; accidents; labor disputes; acts of civil or military authority or governmental action; it being understood that the Escrow Agent shall use commercially reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as reasonably practicable under the circumstances.

Section 17. Entire Agreement. This Agreement, together with the Merger Agreement, the Transaction Documents, and other ancillary agreements, if any, contemplated by the Merger Agreement, contains the entire agreement and understanding of the parties with respect to the transactions contemplated hereby. No prior agreement, either written or oral, shall be construed to change, amend, alter, repeal or invalidate this Agreement. The Escrow Agent shall have only those duties as are specifically provided herein, which shall be deemed purely ministerial in nature, and shall under no circumstance be deemed a fiduciary for Purchaser, Representative or for any Holder. This Agreement sets forth all matters pertinent to the escrow contemplated hereunder, and no additional obligations of the Escrow Agent shall be inferred from the terms of this Agreement or any other agreement.

Section 18. Security Procedure for Funds Transfer. The Escrow Agent shall confirm each funds transfer instruction received in the name of a party by means of the security procedure selected by such party and communicated to the Escrow Agent in the form of Exhibit B-1 and B-2 attached hereto, which upon receipt by the Escrow Agent shall become a part of this Agreement. Once delivered

10

to the Escrow Agent, Exhibit B-1 and B-2 may be revised or rescinded only by a writing signed by an authorized representative of the party. Such revisions or rescissions shall be effective only after actual receipt and following such period of time as may be necessary to afford the Escrow Agent reasonable opportunity to act on it. If a revised Exhibit B-1 or B-2 or a rescission of an existing Exhibit B-1 or B-2 is delivered to the Escrow Agent by an entity that is a successor-in-interest to a party, such document shall be accompanied by additional documentation satisfactory to the Escrow Agent showing that such entity has succeeded to the rights and responsibilities of the party under this Agreement. The parties understand that the Escrow Agent’s inability to receive or confirm funds transfer instructions pursuant to the security procedure selected by such party may result in a delay in accomplishing such funds transfer, and agree that the Escrow Agent shall not be liable for any loss caused by any such delay.

The remainder of this page intentionally left blank.

Signature page follows.

11

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

LIBERTY UTILITIES CO.

By:
Name:
Title:

CARLYLE INFRASTRUCTURE PARTNERS WESTERN WATER L.P.

By:
Name:
Title:

[ ],
as Escrow Agent

By:
Name:
Title:

[Signature Page to Escrow Agreement]

12

EXHIBIT A

Holders’ Percentage Interests in the Escrow Funds

Holder	Percentage Interest

13

EXHIBIT B-1

Purchaser Security Procedure

Purchaser hereby certifies that the names, titles, telephone numbers, e-mail addresses and specimen signatures set forth below identify the persons authorized to provide direction and initiate or confirm transactions, including funds transfer instructions, on behalf of Purchaser, and that the option checked in Part C of this Exhibit B-1 is the security procedure selected by Purchaser for use in verifying that a funds transfer instruction received by the Escrow Agent is that of Purchaser.

Purchaser has reviewed each of these security procedures and has determined that the option checked in Part C of this Exhibit B-1 best meets its requirements; given the size, type and frequency of the instructions it will issue to the Escrow Agent. By selecting the security procedure specified in Part C of this Exhibit B-1, Purchaser acknowledges that it has elected to not use the other security procedures described below and agrees to be bound by any funds transfer instruction, whether or not authorized, issued in its name and accepted by the Escrow Agent in compliance with the particular security procedure chosen by Purchaser.

NOTICE: The security procedure selected by Purchaser will not be used to detect errors in the funds transfer instructions given by Purchaser. If a funds transfer instruction describes the beneficiary of the payment inconsistently by name and account number, payment may be made on the basis of the account number even if it identifies a person different from the named beneficiary. If a funds transfer instruction describes a participating financial institution inconsistently by name and identification number, the identification number may be relied upon as the proper identification of the financial institution. Therefore, it is important that Purchaser take such steps as it deems prudent to ensure that there are no such inconsistencies in the funds transfer instructions it sends to the Escrow Agent.

14

Part A

Name, Title, Telephone Number, E-mail Address and Specimen Signature for person(s) designated to provide direction, including but not limited to funds transfer instructions, and to otherwise act on behalf of Purchaser

Name	Title	Telephone Number	E-mail Address	Specimen Signature

[list more if desired]

Part B

Name, Title, Telephone Number and E-mail Address for person(s) designated to confirm funds transfer instructions

Name	Title	Telephone Number	E-mail Address

[list more if desired]

15

Part C

Means for delivery of instructions and/or confirmations

The security procedure to be used with respect to funds transfer instructions is checked below:

☐	Option 1. Confirmation by telephone call-back. The Escrow Agent shall confirm funds transfer instructions by telephone call-back to a person at the telephone number designated on Part B above. The person confirming the funds transfer instruction shall be a person other than the person from whom the funds transfer instruction was received, unless only one person is designated in both Parts A and B of this Exhibit.

☐	CHECK box, if applicable:

If the Escrow Agent is unable to obtain confirmation by telephone call-back, the Escrow Agent may, at its discretion, confirm by e-mail, as described in Option 2.

☐	Option 2. Confirmation by e-mail. The Escrow Agent shall confirm funds transfer instructions by e-mail to a person at the e-mail address specified for such person in Part B of this Exhibit. The person confirming the funds transfer instruction shall be a person other than the person from whom the funds transfer instruction was received, unless only one person is designated in both Parts A and B of this Exhibit. Purchaser understands the risks associated with communicating sensitive matters, including time sensitive matters, by e-mail. Purchaser further acknowledges that instructions and data sent by e-mail may be less confidential or secure than instructions or data transmitted by other methods. The Escrow Agent shall not be liable for any loss of the confidentiality of instructions and data prior to receipt by the Escrow Agent.

☐	CHECK box, if applicable:

If the Escrow Agent is unable to obtain confirmation by e-mail, the Escrow Agent may, at its discretion, confirm by telephone call-back, as described in Option 1.

☐	Option 3. Delivery of funds transfer instructions by password protected file transfer system only - no confirmation. The Escrow Agent offers the option to deliver funds transfer instructions through a password protected file transfer system. If Purchaser wishes to use the password protected file transfer system, further instructions will be provided by the Escrow Agent. If Purchaser chooses this Option 3, it agrees that no further confirmation of funds transfer instructions will be performed by the Escrow Agent.

☐	Option 4. Delivery of funds transfer instructions by password protected file transfer system with confirmation. Same as Option 3 above, but the Escrow Agent shall confirm funds transfer instructions by ☐ telephone call-back or ☐ e-mail (must check at least one, may check both) to a person at the telephone number or e-mail address designated on Part B above. By checking a box in the prior sentence, the party shall be deemed to have agreed to the terms of such confirmation option as more fully described in Option 1 and Option 2 above.

Dated this day of , 20 .

By
Name:
Title:

16

EXHIBIT B-2

Representative Security Procedure

Representative hereby certifies that the names, titles, telephone numbers, e-mail addresses and specimen signatures set forth below identify the persons authorized to provide direction and initiate or confirm transactions, including funds transfer instructions, on behalf of Representative, and that the option checked in Part C of this Exhibit B-2 is the security procedure selected by Representative for use in verifying that a funds transfer instruction received by the Escrow Agent is that of Representative.

Representative has reviewed each of these security procedures and has determined that the option checked in Part C of this Exhibit B-2 best meets its requirements; given the size, type and frequency of the instructions it will issue to the Escrow Agent. By selecting the security procedure specified in Part C of this Exhibit B-2, Representative acknowledges that it has elected to not use the other security procedures described below and agrees to be bound by any funds transfer instruction, whether or not authorized, issued in its name and accepted by the Escrow Agent in compliance with the particular security procedure chosen by Representative.

NOTICE: The security procedure selected by Representative will not be used to detect errors in the funds transfer instructions given by Representative. If a funds transfer instruction describes the beneficiary of the payment inconsistently by name and account number, payment may be made on the basis of the account number even if it identifies a person different from the named beneficiary. If a funds transfer instruction describes a participating financial institution inconsistently by name and identification number, the identification number may be relied upon as the proper identification of the financial institution. Therefore, it is important that Representative take such steps as it deems prudent to ensure that there are no such inconsistencies in the funds transfer instructions it sends to the Escrow Agent.

17

Part A

Name, Title, Telephone Number, E-mail Address and Specimen Signature for person(s) designated to provide direction, including but not limited to funds transfer instructions, and to otherwise act on behalf of Representative

Name	Title	Telephone Number	E-mail Address	Specimen Signature

[list more if desired]

Part B

Name, Title, Telephone Number and E-mail Address for person(s) designated to confirm funds transfer instructions

Name	Title	Telephone Number	E-mail Address

[list more if desired]

18

Part C

Means for delivery of instructions and/or confirmations

The security procedure to be used with respect to funds transfer instructions is checked below:

☐	Option 1. Confirmation by telephone call-back. The Escrow Agent shall confirm funds transfer instructions by telephone call-back to a person at the telephone number designated on Part B above. The person confirming the funds transfer instruction shall be a person other than the person from whom the funds transfer instruction was received, unless only one person is designated in both Parts A and B of this Exhibit.

☐	CHECK box, if applicable:

If the Escrow Agent is unable to obtain confirmation by telephone call-back, the Escrow Agent may, at its discretion, confirm by e-mail, as described in Option 2.

☐	Option 2. Confirmation by e-mail. The Escrow Agent shall confirm funds transfer instructions by e-mail to a person at the e-mail address specified for such person in Part B of this Exhibit. The person confirming the funds transfer instruction shall be a person other than the person from whom the funds transfer instruction was received, unless only one person is designated in both Parts A and B of this Exhibit. Representative understands the risks associated with communicating sensitive matters, including time sensitive matters, by e-mail. Representative further acknowledges that instructions and data sent by e-mail may be less confidential or secure than instructions or data transmitted by other methods. The Escrow Agent shall not be liable for any loss of the confidentiality of instructions and data prior to receipt by the Escrow Agent.

☐	CHECK box, if applicable:

If the Escrow Agent is unable to obtain confirmation by e-mail, the Escrow Agent may, at its discretion, confirm by telephone call-back, as described in Option 1.

☐	Option 3. Delivery of funds transfer instructions by password protected file transfer system only - no confirmation. The Escrow Agent offers the option to deliver funds transfer instructions through a password protected file transfer system. If Representative wishes to use the password protected file transfer system, further instructions will be provided by the Escrow Agent. If Representative chooses this Option 3, it agrees that no further confirmation of funds transfer instructions will be performed by the Escrow Agent.

☐	Option 4. Delivery of funds transfer instructions by password protected file transfer system with confirmation. Same as Option 3 above, but the Escrow Agent shall confirm funds transfer instructions by ☐ telephone call-back or ☐ e-mail (must check at least one, may check both) to a person at the telephone number or e-mail address designated on Part B above. By checking a box in the prior sentence, the party shall be deemed to have agreed to the terms of such confirmation option as more fully described in Option 1 and Option 2 above.

Dated this day of , 20 .

By
Name:
Title:

19

EXHIBIT C

SCHEDULE OF ESCROW AGENT FEES

Annual Charge                                                                                                                   $[            ]

Any out-of-pocket expenses, or extraordinary fees or expenses such as attorney’s fees or messenger costs, are additional and are not included in the above schedule.

These fees cover a full year, or any part thereof, and thus are not prorated in the year of termination. The annual fee is billed in advance and payable prior to that year’s service.

20

EXHIBIT D

                , 20

Attn:

Re:	Escrow Account ([ ] Account No. ), pursuant to that certain Escrow Agreement by and among Representative, Purchaser and Escrow Agent

Reference is made to the Escrow Agreement, effective as of [            ], by and among Liberty Utilities Co., a Delaware corporation (“Purchaser”), Carlyle Infrastructure Partners Western Water L.P., a Delaware limited partnership (“Representative”), and [            ], as Escrow Agent (the “Escrow Agent”). All capitalized terms used herein that are not otherwise defined shall have the meanings ascribed to such terms in the Escrow Agreement.

The undersigned hereby instruct Escrow Agent to release [a portion of the] [the entire] Escrow Funds in accordance with Section 3(a)(i)(2) of the Escrow Agreement in the following amount: $            [to Purchaser] [in the aggregate to the Holders, and individually to each Holder in accordance with the percentages set forth on Exhibit A].

IN WITNESS WHEREOF, the undersigned have executed this certificate as of                     , 20    .

LIBERTY UTILITIES CO.		CARLYLE INFRASTRUCTURE PARTNERS WESTERN WATER L.P.

By:		By:
	Name:		Name:
	Title:		Title:

21

Schedule 1

Investments

The Escrow Agent shall initially invest the Escrow Amount and any other Escrow Funds in the [                    ] Money Market Deposit Account (“MMDA”). Representative and Purchaser understand that amounts on deposit in the MMDA are insured, subject to the applicable rules and regulations of the Federal Deposit Insurance Corporation (FDIC), in the basic FDIC insurance amount of $250,000 per depositor, per insured bank. This includes principal and accrued interest up to a total of $250,000. Purchaser and Representative understand that deposits in the MMDA are not secured. Purchaser and Representative acknowledge that they jointly have full power to direct investments of the Escrow Account. Purchaser and Representative understand that they may change this direction at any time and that it shall continue in effect until revoked or modified jointly by Purchaser and Representative by joint written notice to the Escrow Agent.

Alternatively, in accordance with joint written instructions signed by Purchaser and Representative, the Escrow Account or any portion thereof may be invested in one or more of the investments referred to below if such investments are reasonably available for purchase:

interest bearing deposits with maturity dates of ninety (90) days or less of any bank or trust company located within the United States of America, including one or more accounts maintained in the commercial banking department (if any) of the Escrow Agent, provided, that any such bank or trust company shall have capital and surplus of at least $5,000,000,000;

certificates of deposit with maturity dates of ninety (90) days or less issued by the commercial banking department (if any) of the Escrow Agent, or of any bank or trust company located in the United States of America provided, that any such bank or trust company shall have capital and surplus of at least $5,000,000,000; or

direct obligations of, or obligations guaranteed as to all principal and interest by, the United States of America, in each case with maturity dates of ninety (90) days or less;

provided, however, that in the absence of joint instructions from Representative and Purchaser as to the investment of the Escrow Amount in one or more of such investments, the Escrow Amount and any other Escrow Funds shall be invested in MMDA.

22

Schedule 2

Wire Instructions

Representative:

Carlyle Infrastructure Partners Western Water L.P.

Bank:

Routing Number:

Account Number:

Purchaser:

Liberty Utilities Co.

Bank:

Routing Number:

Account Number:

23

Exhibit 2.3(b)

RESTATED CERTIFICATE OF FORMATION

OF

WESTERN WATER HOLDINGS, LLC

This Restated Certificate of Formation of Western Water Holdings, LLC (the “Company”) has been duly executed and is being filed by the undersigned as an authorized person in accordance with the provisions of Section 18-208 of the Delaware Limited Liability Company Act (the “Act”) to restate the original Certificate of Formation of the Company which was filed on December 15, 2010 (the “Certificate”) with the Secretary of State of the State of Delaware to form a limited liability company under the Act.

The Certificate is hereby restated in its entirety to read as follows:

ARTICLE I

The name of the limited liability company is Western Water Holdings, LLC.

ARTICLE II

The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The Company will have a perpetual existence.

IN WITNESS WHEREOF, the undersigned, as an authorized person of the Company, has executed this Restated Certificate of Formation to be duly executed as of this         day of                     , 20    .

Authorized Person

Exhibit 2.3(c)

THIRD AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

WESTERN WATER HOLDINGS, LLC

THIS THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”) of Western Water Holdings, LLC (the “Company”), dated as of [                    ], is adopted, executed and entered into by the undersigned Member.

WHEREAS, as of December 15, 2010, the Company was formed under the name “Western Water Holdings, LLC” pursuant to the Delaware Limited Liability Company Act, as amended from time to time (the “Act”) and the Certificate of Formation (as amended or restated, the “Certificate of Formation”) was filed with the Secretary of State of the State of Delaware;

WHEREAS, the Company was initially governed by a Limited Liability Company Agreement dated as of December 15, 2010 (the “Original Agreement”);

WHEREAS, the Original Agreement was amended and restated in its entirety by that certain Amended and Restated Limited Liability Company Agreement dated as of December 19, 2011 (the “Amended and Restated Agreement”);

WHEREAS, the Amended and Restated Agreement was amended and restated in its entirety by that certain Second Amended and Restated Limited Liability Company Agreement dated as of February 28, 2012, as amended (the “Second Amended and Restated Agreement”); and

WHEREAS, the Member hereby further amends and restates, in its entirety, the Second Amended and Restated Agreement and, in connection therewith, enters into this Agreement.

NOW, THEREFORE, the Member agrees as follows:

1. Name; Formation. The name of the Company shall be Western Water Holdings, LLC, or such other name as the Managers may from time to time hereafter designate.

2. Purpose. The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Act and to engage in any and all activities necessary or incidental thereto.

3. Principal Office; Registered Agent.

(a) Principal Business Office. The location of the principal office of the Company shall be 2845 Bristol Circle, Oakville, Ontario L6H 7H7, or such other location as the Managers may from time to time designate.

(b) Registered Agent. The registered agent of the Company for service of process in the State of Delaware and the registered office of the Company in the State of Delaware shall be that person and location reflected in the Certificate of Formation. In the event the registered agent ceases to act as such for any reason or the registered office shall change, the Managers shall promptly designate a replacement registered agent or file a notice of change of address, as the case may be, in the manner provided by law.

4. Members.

(a) Member. The Member owns 100% of the membership interests in the Company. The name and the business, residence or mailing address of the Member are as follows:

Name	Address
Liberty Utilities Co., a Delaware	Liberty Utilities Co.
corporation	c/o Algonquin Power & Utilities Corp.
2845 Bristol Circle
Oakville, Ontario L6H 7H7

(b) Additional Members. One or more additional members may be admitted to the Company with the consent of the Member. Prior to the admission of any such additional members to the Company, the Member shall amend this Agreement to make such changes as the Member shall determine to reflect the fact that the Company shall have such additional members. Each additional member shall execute and deliver a supplement or counterpart to this Agreement, as necessary.

5. Management.

(a) Board; Powers. The business and affairs of the Company shall be managed by or under the direction of a board (the “Board”) of one or more individuals (individually, a “Manager”, and collectively, the “Managers”). The Board shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes of the Company described herein, including all powers, statutory or otherwise, possessed by managers of a limited liability company under the laws of the State of Delaware. Each Manager is hereby designated a “manager” of the Company within the meaning of the Act. Except as otherwise required by law, approval of any action by the Board in accordance with this Agreement shall constitute approval of such action by the Company.

(b) Number, Appointment; Tenure. The Board shall consist of such number of Managers as may be fixed from time to time by the Member. Initially, the Board shall consist of one Manager: [                     ]. The Manager shall hold office until a successor is duly elected and qualified or until such Manager’s earlier death, disqualification, resignation or removal. Each person serving as a Manager shall be required to execute an acknowledgment of this Agreement, which acknowledgment may be a counterpart signature page to this Agreement.

2

(c) Meetings of the Board. The Board may hold meetings, both regular and special, within or outside the State of Delaware. Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board. Special meetings of the Board may be called by the Chief Executive Officer on not less than one day’s notice to each Manager by telephone, facsimile, e-mail or any other means of communication, and special meetings shall be called by the Chief Executive Officer or Secretary in like manner and with like notice upon the written request of any one or more of the Managers.

(d) Quorum; Acts of the Board. At all meetings of the Board, a majority of the Managers shall constitute a quorum for the transaction of business and, except as otherwise provided in this Agreement, the act of a majority of the Managers present at any meeting at which there is a quorum shall be the act of the Board. If a quorum shall not be present at any meeting of the Board, the Managers present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee, as the case may be.

(e) Electronic Communications. Members of the Board, or any committee designated by the Board, may participate in meetings of the Board, or any committee, by means of telephone conference or similar communications equipment that allows all persons participating in the meeting to hear each other, and such participation in a meeting shall constitute presence in person at the meeting. If all the participants are participating by telephone conference or similar communications equipment, the meeting shall be deemed to be held at the principal place of business of the Company.

(f) Committees of the Board. The Board may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the Managers of the Company. The Board may designate one or more Managers as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.

(g) Officers. The Board may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the “Officers”) and assign titles (including Chief Executive Officer, President, Vice President, Secretary, and Treasurer) to any such person. Unless the Board decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section may be revoked at any time by the Board. An Officer may be removed with or without cause by the Board.

3

6. Liability of Member and Managers; Indemnification.

(a) Liability of Member and Managers. Neither the Managers nor the Member shall be liable, responsible, or accountable, in any event for damages or otherwise, to the Company for any act performed by them with respect to Company matters, except for fraud or willful misconduct.

(b) Indemnification. To the fullest extent permitted under the Act, the Member, the Managers and the Officers (irrespective of the capacity in which he, she or it acts) shall be entitled to indemnification and advancement of expenses from the Company for and against any loss, damage, claim or expense (including attorneys’ fees) whatsoever incurred by such Member, Manager or Officers relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence or gross negligence) performed or omitted by such Member, Manager or Officers on behalf of the Company; provided, however, that any indemnity under this Section 6(b) shall be provided out of and to the extent of Company assets only, and neither the Member, the Managers, the Officers nor any other person shall have any personal liability on account thereof.

The Company, at the direction of the Board, may indemnify and advance expenses to an employee or agent of the Company to the same extent and subject to the same conditions under which it may indemnify the Member, the Managers or the Officers under this Section 6(b).

7. Term. The term of the Company shall be perpetual unless the Company is dissolved and terminated in accordance with Section 11.

8. Capital Contribution. In consideration for its membership interest, the Member has contributed to the Company the amount of capital maintained on the books and records of the Company. The Member shall not be required to contribute any additional capital to the Company or to lend any amounts to the Company, and except as set forth in the Act, the Member shall not have any personal liability for any debts, liabilities or obligations of the Company.

9. Tax Status; Income and Deductions.

(a) Tax Status. As long as the Company has only one member, it is the intention of the Company and the Member that the Company be treated as a disregarded entity for federal and all relevant state tax purposes and neither the Company nor the Member shall take any action or make any election which is inconsistent with such tax treatment. All provisions of this Agreement are to be construed so as to preserve the Company’s tax status as a disregarded entity.

(b) Income and Deductions. All items of income, gain, loss, deduction and credit of the Company (including, without limitation, items not subject to federal or state income tax) shall be treated for federal and all relevant state income tax purposes as items of income, gain, loss, deduction and credit of the Member.

4

10. Distributions. Distributions shall be made to the Member at the times and in the amounts determined by the Managers.

11. Dissolution; Liquidation.

(a) The Company shall dissolve, and its affairs shall be wound up upon, the first to occur of the following: (i) the written consent of the Managers or (ii) any other event or circumstance giving rise to the dissolution of the Company under Section 18-801 of the Act, unless the Company’s existence is continued pursuant to the Act.

(b) Upon dissolution of the Company, the Company shall immediately commence to wind up its affairs and the Managers shall promptly liquidate the business of the Company. During the period of the winding up of the affairs of the Company, the rights and obligations of the Member and the Managers under this Agreement shall continue.

(c) In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied as follows: (i) first, to creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof); and (ii) thereafter, to the Member.

(d) Upon the completion of the winding up of the Company, the Managers shall file a Certificate of Cancellation in accordance with the Act.

12. Miscellaneous.

(a) Amendments. Amendments to this Agreement may be made only with the consent of the Member.

(b) Governing Law. This Agreement shall be governed by the laws of the State of Delaware.

(c) Prior Limited Liability Company Agreements. This Agreement shall be effective, and shall supersede all prior limited liability company agreements of the Company in their entirety (including the Original Agreement, the Amended and Restated Agreement and the Second Amended and Restated Agreement), on the date hereof upon execution hereof.

(d) Severability. In the event that any provision of this Agreement shall be declared to be invalid, illegal or unenforceable, such provision shall survive to the extent it is not so declared, and the validity, legality and enforceability of the other

5

provisions hereof shall not in any way be affected or impaired thereby, unless such action would substantially impair the benefits to any party of the remaining provisions of this Agreement.

[SIGNATURE PAGE FOLLOWS]

6

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of                      ,             .

Consented To:	MEMBER

LIBERTY UTILITIES CO.

, Manager	By:
Name:

Its:

7

Exhibit 7.1(c)

LIMITED JOINDER AGREEMENT

(CLASS B)

This Limited Joinder Agreement (the “Agreement”) is entered into as of                     , by and among Liberty Utilities Co., a Delaware corporation (“Purchaser”), Western Water Holdings, LLC, a Delaware limited liability company (“Holdings”), and                     as a Holder of Class B Units in Holdings (“Class B Holder”).

WHEREAS, Holdings, Purchaser, and Merger Sub are parties to that certain Plan and Agreement of Merger dated as of the date hereof (as the same may be amended or modified in accordance with the terms thereof, the “Merger Agreement”);

WHEREAS, the Class B Holder is a Holder of Class B Units of Holdings and will derive substantial benefits from the consummation of the transactions contemplated by the Merger Agreement;

WHEREAS, Section 6.9 of the Merger Agreement contemplates that the Class B Holders will appoint Carlyle Infrastructure Partners Western Water L.P. as the representative of the Holders for certain purposes under the Merger Agreement, and the Class B Holder desires to consent to such appointment; and

WHEREAS, Carlyle Infrastructure Partners Western Water L.P., as the sole Holder of Class A Units of Holdings (the “Class A Holder”), has entered into a Limited Joinder Agreement (Class A) with Purchaser and Holdings, which includes provisions identical to those set forth in Section 2 hereof, together with the acceptance by Class A Holder of its appointment as the representative of the Holders for certain purposes under the Merger Agreement and Escrow Agreement, as contemplated in Section 6.9 of the Merger Agreement and Section 3 hereof;

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which the parties hereto acknowledge, intending to be bound, the parties hereto agree as follows:

Definitions. Capitalized terms used herein and not otherwise defined will have the meanings assigned to them in the Merger Agreement.

Merger Agreement.

Indemnification. Class B Holder hereby acknowledges, agrees and confirms that, by its execution and delivery of this Agreement, Class B Holder shall severally, and not jointly and severally, indemnify and hold harmless the Purchaser Indemnified Parties in accordance with, and shall otherwise be bound by and have all rights, obligations and liabilities of a Holder under, the provisions of Section 8 of the Merger Agreement, as if Class B Member had been a signatory party to the Merger Agreement for such limited purpose. For the avoidance of doubt, the obligations and liabilities of Class B Holder to indemnify any Purchaser Indemnified Party under Section 8 of the Merger Agreement shall be subject to the limitations set forth in Section 8 of the Merger Agreement,

1

including, without limitation, the limitations in Sections 8.3(b), 8.3(c) and 8.5 of the Merger Agreement). The foregoing obligations and limitations shall include, solely for such purpose, any other provisions of the Merger Agreement to the extent such provisions define terms that are used in, or otherwise govern the interpretation, limitations or enforcement of, Section 8 of the Merger Agreement.

Additional Limits. Notwithstanding anything herein to the contrary, Class B Holder’s liability hereunder shall not exceed Class B Holder’s Pro Rata Share (as defined in the LLC Agreement) of the aggregate amount paid to all Holders pursuant to the Merger Agreement; provided, however, that (i) Class B Holder shall be solely liable with respect to any representations and warranties specifically related to Class B Holder (including concerning the ownership of Class B Holder’s Units or the existence of any Lien with respect thereto), and (ii) Class B Holder shall have no liability with respect to any representations and warranties specifically related to any other Holder (including concerning the ownership of any other Holder’s Units or the existence of any Lien with respect thereto).

Appointment of Representative.

Appointment. Class B Holder does hereby irrevocably authorize and appoint Carlyle Infrastructure Partners Western Water L.P., a Delaware limited partnership (the “Representative”), as such Class B Holder’s representative and attorney-in-fact to act on behalf of such Class B Holder with respect to the Merger Agreement and any Transaction Document (including the Escrow Agreement) and to take any and all actions and make any decisions required or permitted to be taken by Representative pursuant to the Merger Agreement and the Transaction Documents, including the exercise of the power to:

interpret the terms and provisions of the Merger Agreement and any Transaction Document;

amend or waive any provision of the Merger Agreement and any Transaction Document;

execute and deliver all agreements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments and other documents required or permitted to be given in connection with the consummation of the transactions contemplated by the Merger Agreement and the Transaction Documents;

receive service of process in connection with any claims under the Merger Agreement or any Transaction Document;

take any and all actions and make any and all decisions on behalf of the Class B Holder in connection with or related to claims for indemnification by the Purchaser Indemnified Parties (as defined in the Merger Agreement) or other matters under the Merger Agreement or any Transaction Document;

engage counsel, and such accountants and other advisors or experts for the Holders (including the Class B Holder) and incur such other expenses on behalf of the Holders (including the Class B Holder) in connection with the Merger Agreement and the Transaction Documents and the transactions contemplated thereby as the Representative may deem appropriate; and

take all actions necessary or appropriate in the judgment of Representative on behalf of the Holders (including the Class B Holder) in connection with the Merger Agreement and the Transaction Documents.

2

Exclusive Dealing with Purchaser. Any decision or action by Representative under the Merger Agreement, including any agreement between Representative and Purchaser relating to the defense, payment or settlement of any claims for indemnification thereunder, shall constitute a decision or action of all Holders (including the Class B Holder) and shall be final, binding and conclusive upon each Holder (including the Class B Holder). Class B Holder shall not have the right to object to, dissent from, protest or otherwise contest the same.

Resignation; Removal. The Representative may resign at any time, and may be removed for any reason or no reason by the vote or written consent of a majority in interest of the Holders (the “Majority Holders”); provided, however, in no event shall Representative be removed without the Majority Holders having first appointed a new Representative who shall assume such duties immediately upon the resignation or removal of Representative. Notice of such vote or a copy of the written consent appointing such new Representative shall be sent to Purchaser, such appointment to be effective upon the later of the date indicated in such consent or the date such notice is received by Purchaser.

Representative Losses. Representative shall not be liable to the Class B Holder for actions taken pursuant to the Merger Agreement or any Transaction Document, except to the extent such actions shall have been determined by a court of competent jurisdiction to have involved fraud or intentional misconduct (it being understood that any act done or omitted pursuant to the advice of counsel, accountants and other professionals and experts retained by Representative shall be conclusive evidence of good faith). Class B Holder shall severally, and not jointly and severally, indemnify and hold harmless Representative from and against, compensate it for, reimburse it for and pay any and all losses, liabilities, claims, actions, damages and expenses, including reasonable attorneys’ fees and disbursements, arising out of and in connection with its activities as Representative under the Merger Agreement and the Transaction Documents (the “Representative Losses”), in each case as such Representative Loss is suffered or incurred; provided, that in the event it is finally adjudicated that a Representative Loss or any portion thereof was primarily caused by the fraud or intentional misconduct of Representative, Representative shall reimburse the Class B Holder the greater of (i) the amount of indemnified Representative Loss attributable to fraud or intentional misconduct and the amount actually paid in indemnity by the Class B Holder for such fraud or intentional misconduct. The Representative Losses shall be satisfied from the Class B Holders, severally and not jointly.

Amendments and Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by each party hereto. Notwithstanding the foregoing, no failure or delay by any party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

3

Counterparts. This Agreement may be executed in counterparts (including by facsimile or electronically transmitted signature pages), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or other electronic means, by nationally recognized overnight delivery service, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties as follows:

if to Class B Holder:

Name:
Address:

e-mail:

if to any other party: as provided in Section 10.8 of the Merger Agreement; or

to such other address as any party shall specify by prior written notice so given. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall toll the date by which any notice must be received until three (3) Business Days following receipt of an updated address. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been given (a) when delivered in person (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight delivery service (receipt requested); (c) on the date sent by facsimile, e-mail or other electronic means (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the second day after the date mailed, by registered or certified mail (postage prepaid, return receipt requested).

Governing Law. This Guaranty, the transactions contemplated by this Agreement and all disputes between the parties under or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the Laws of the State of Delaware, without reference to conflict of laws principles.

Jurisdiction; Waiver of Service of Process.

4

Jurisdiction. Each of the parties (i) irrevocably submits itself to the personal jurisdiction of the Court of Chancery for the State of Delaware or any federal court sitting in the state of Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, in any suit, action or proceeding arising out of or relating to this Agreement and any of the rights and obligations hereunder, (ii) agrees that all claims in respect of such suit, action or proceeding must be brought, heard and determined exclusively in such court, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (iv) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court, and (v) waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought.

Service of Process. Each of the parties agrees that service of any process, summons, notice or document in accordance with Section 6 hereof shall be effective service of process for any action, suit or proceeding brought against it, provided that nothing in the foregoing sentence shall affect the right of any party to serve legal process in any other manner permitted by law.

Representations and Warranties. Class B Holder hereby represents and warrants to Purchaser that (a) Class B Holder owns                     Class B Units as of the date hereof and has not transferred, pledged, or granted any lien, security interest, or other encumbrance in or on any Class B Units owned by Class B Holder, other than rights in favor of Holdings, (b) Class B Holder has all necessary power and authority to execute, deliver and perform this Agreement, and (c) this Agreement has been duly and validly executed and delivered by Class B Holder and constitutes a valid and legally binding obligation of Class B Holder, enforceable against Class B Holder in accordance with its terms (subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally and (ii) general equitable principles (whether considered in a proceeding in equity or at law)).

No Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assignable.

Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 11.

Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction and, if any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable. No party hereto shall assert, and each party shall cause its respective controlled affiliates and subsidiaries not to assert, that this Agreement or any part hereof is invalid, illegal or unenforceable.

5

Headings. Headings of the Sections of this Agreement are for convenience only and shall be given no substantive or interpretive effect whatsoever.

[Remainder of page intentionally left blank]

6

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed and delivered as of the date first written above.

[NAME OF CLASS B HOLDER]

By:
Name:
Title:

WESTERN WATER HOLDINGS, LLC

By:
Name:
Title:

LIBERTY UTILITIES CO.

By:
Name:
Title:

By:
Name:
Title:

1